As filed with the Securities and Exchange Commission on April 7, 2004

Registration No. 333-113332

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

BLACKBOARD INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	52-2081178
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1899 L Street, N.W.

Washington, DC 20036
(202) 463-4860
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Matthew L. Pittinsky

Chairman of the Board of Directors
BLACKBOARD INC.
1899 L Street, N.W.
Washington, DC 20036
(202) 463-4860
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Brent B. Siler, Esq. David Sylvester, Esq. HALE AND DORR LLP 1455 Pennsylvania Avenue, N.W. Washington, DC 20004 Telephone: (202) 942-8400 Telecopy: (202) 942-8484	Marc D. Jaffe, Esq. Paul F. Sheridan, Jr., Esq. LATHAM & WATKINS LLP 885 Third Avenue, Suite 1000 New York, NY 10022-4802 Telephone: (212) 906-1200 Telecopy: (212) 751-4864

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 7, 2004

                Shares

Blackboard Inc.

Common Stock

         Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $          per share and $          per share. We have applied to list our common stock on The NASDAQ National Market under the symbol “BBBB.”

      We are selling                    shares of common stock and the selling stockholders are selling           shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

      The underwriters have an option to purchase a maximum of                      additional shares from the selling stockholders only to cover over-allotments of shares.

      Investing in our common stock involves risks. See “Risk Factors” on page 7.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds	Selling
	Public	Commissions	to BBBB	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

      Delivery of the shares of common stock will be made on or about           , 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Banc of America Securities LLC
Merrill Lynch & Co.
Thomas Weisel Partners LLC

The date of this prospectus is                     , 2004.

BLACKBOARD®

Blackboard
Academic Suite

Blackboard
Commerce Suite

Bb
Blackboard

Blackboard's vision...

"to transform the Internet into a powerful environment for the educational experience."

Blackboard Academic Suite

Western Civilization, 1648-Present
February 26 - March 4, 2004

My Sand - Faculty
History online
MHS Magazine

Blackboard Commerce Suite

My Accounts
Your Account
Transaction History
Deposit Funds
Account Statement(s)
Change Account Information
Suspend Activity on Card
Report Lost/Stolen Card

Welcome, Tonya
Small Meals

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

      Until                     , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

      Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, especially “Risk Factors” and our financial statements and the related notes included in this prospectus, before deciding to invest in shares of our common stock. In this prospectus, “the company”, “Blackboard”, “we”, “us” and “our” refer to Blackboard Inc. and our subsidiaries.

Blackboard Inc.

      We are a leading provider of enterprise software applications and related services to the education industry. Our product line consists of five software applications bundled in two suites, the Blackboard Academic Suite and the Blackboard Commerce Suite. We license these products on a renewable basis, typically for an annual term. Our clients include colleges, universities, schools and other education providers, as well as textbook publishers and student-focused merchants who serve these education providers and their students. These clients use our software to integrate technology into the education experience and campus life, and to support activities such as a professor assigning digital materials on a class website; a student collaborating with peers or completing research online; an administrator managing a departmental website; or a merchant conducting cash-free transactions with students and faculty through pre-funded debit accounts. For the year ended December 31, 2003, our total revenues were $92.5 million.

      Our primary market is the U.S. postsecondary education market. We also serve the international postsecondary education market and the U.S. elementary and secondary, or K-12, education market. As of December 31, 2003, more than 2,000 clients, in more than 50 countries, held more than 2,600 licenses of our software. During 2003, our clients renewed or upgraded 91% of the renewable licenses eligible to be renewed during that period. Representative clients include Fairfax County (Virginia) Public Schools, The George Washington University, Louisiana State University, Pearson Education, Inc., Singapore Polytechnic University, Sylvan Learning Systems, Inc. and the Virginia Community College System.

      Blackboard was founded in 1997 to provide consulting services to the IMS Global Learning Consortium, originally a consortium of universities formed to develop technical standards for online learning applications. We released our first software product, an online learning application developed at Cornell University, in 1998. Since then, we have expanded our product line to include four additional software applications, addressing a broad range of our clients’ needs. Our online learning application, the Blackboard Learning System, was the most widely adopted course management system among U.S. postsecondary institutions that use products of this type, according to studies in 2003 by EDUCAUSE, a non-profit membership organization focused on information technology in education, and Market Data Retrieval, a Dun & Bradstreet company, an independent market research firm known as MDR. In addition, a 2003 survey by the Universities and Colleges Information Systems Association and the Joint Information Systems Committee, organizations representing higher education institutions in the United Kingdom, reported that the Blackboard Learning System is the most widely used third-party online learning application among higher education institutions in the United Kingdom.

      We estimate that approximately 12 million students, faculty and other individuals actively used our products in 2003. Through this interaction, many of these individuals were exposed to the Bb logo, which we include on all of our products, and the Blackboard brand, which many of our clients use as the general label for the services they provide based on our products. We believe that the widespread adoption of our products in the education industry benefits educational publishers, third-party application developers and student-focused merchants who seek to integrate their products and services with our software applications to reach the end-users of our products. As of December 31, 2003, 16 education publishers had developed more than 2,500 digital course supplements that are designed for delivery through our products, and more than 190 clients and independent software vendors had joined our Blackboard Building Blocks program to create third-party applications that extend the functionality of our products. Based on data provided by some of our clients, we estimate that our clients used our products to process more than $750 million in payments by their students both on- and off-campus in 2003. In addition, more than 600 local independent off-campus merchants used our transaction systems to process student commerce charges.

Our Markets

      We believe that the global education industry is large, complex and changing rapidly, due in part to the accelerating adoption of information technology. According to the U.S. Department of Education, overall annual spending on education in the United States, including postsecondary and K-12 education, was $745 billion in the 2001-2002 school year. In addition, Gartner, Inc., an independent market research firm, estimates that worldwide spending on hardware, internal services, information technology services and software in the education industry was $34.0 billion in 2003.

      Colleges, universities, schools and other education providers in the United States and many other countries are under increasing pressure to accommodate the rising number of students and working adults seeking education and to provide more flexible and efficient methods of delivering education services. In response, we believe that many institutions are seeking to utilize technology and Internet-based applications to improve learning, flexibility and their overall competitiveness in attracting and serving technology-oriented students. One such application is online distance learning. Eduventures, Inc., an education consulting and research firm, estimates that 350,000 students, or slightly less than 2% of the total postsecondary student population, were enrolled in online distance learning programs in 2002 and that this market will grow from $2.5 billion in the 2002-2003 school year to more than $4.2 billion in the 2004-2005 school year, representing a compound annual growth rate of 31%.

Our Products and Services

      We typically license our individual software applications either on a stand-alone basis or bundled as part of the Blackboard Academic Suite or the Blackboard Commerce Suite. We offer the Blackboard Academic Suite in all of our markets and currently offer the Blackboard Commerce Suite in the United States and Canadian postsecondary markets. Our software products can be installed locally at a client site or hosted centrally in our data centers. In addition to our products, we provide a variety of technical support and professional services, such as training and integration.

•	The Blackboard Academic Suite includes the Blackboard Learning System, the Blackboard Portal System and the Blackboard Content System. Together, these applications provide a software platform for delivering education online, including tools for content distribution, assessment, gradebook management, communication and collaboration, analysis of learning outcomes, student organizations, faculty and staff departmental collaboration, information distribution for institutional events, sharing and re-use of electronic content, and administrative services, such as course registration.

•	The Blackboard Commerce Suite includes the Blackboard Transaction System, the Blackboard Portal System and Blackboard One. Together, these applications provide a comprehensive transaction processing solution that supports the creation and management of student debit accounts, as well as the processing of payments against those accounts using student identification cards for both on-campus vendors, such as dining facilities and bookstores, and independent off-campus merchants who enter into an agreement with us and license and purchase our software. Additional features include secure building access and other card-based security applications, online deposits and statements, remote account access by parents and the development of online storefronts for e-commerce by student organizations and university departments.

Our Competitive Strengths

      We believe that the following competitive strengths will continue to enhance our leadership position and contribute to our growth in the future.

•	Leading market position in U.S. postsecondary education. According to a 2003 study by MDR, our online learning application, the Blackboard Learning System, is used by at least 46% of the U.S. postsecondary institutions that use one or more course management systems, making it the most widely adopted course management system among institutions using products of this type.

•	Broad product offering and functionality. Our products serve a broad variety of academic and commerce needs, with integrated features and functionality in instruction, content management, portal, transaction processing and third-party merchant commerce capabilities.

•	Ease of use and accessibility. Our products are designed to emphasize ease of use, enabling users to adopt and interact with our products quickly and without extensive training, and allowing institutions to deploy our products without expensive or lengthy professional services and integration projects.

•	Focus on client needs. By promoting collaboration among our sales and marketing staff and product development group, we focus new development efforts on what we believe are our clients’ most critical needs.

•	Scalable architecture and ease of implementation. Our applications use widely adopted Internet technologies and a flexible software architecture that enable clients to support large numbers of concurrent users and to introduce additional features on an ongoing basis without the need for multiple installations, saving time and costs.

•	Widely supported technology platform. Our products are based on our Blackboard Building Blocks architecture, which allows institutions to download, install and manage third-party extensions, and which has led to an active developer community and end users who are familiar with our applications and programming code.

Our Growth Strategy

      We seek to capitalize on our position as a leader in our market to grow our business by supporting several significant aspects of education, including teaching, learning, commerce and campus life. Key elements of our growth strategy include:

•	Increasing penetration of the U.S. postsecondary market. As of December 31, 2003, more than 1,100 of the approximately 6,300 U.S. postsecondary institutions were licensing one or more of our applications, and we intend to capitalize on our experience in the U.S. postsecondary education market to further enhance our leadership position.

•	Growing annual license revenues. We intend to increase annual license revenues with existing clients by upgrading current products, cross-selling complementary applications and focusing on client satisfaction.

•	Offering new products to our target markets. Using feedback gathered from our clients and our sales and technical support groups, we intend to continue to develop and offer new upgrades, applications and application suites to increase our presence on campuses and expand the value provided to our clients.

•	Increasing sales to international postsecondary and U.S. K-12 markets. We intend to continue to expand sales and marketing efforts to increase sales of our applications to international postsecondary institutions as well as U.S. K-12 schools.

•	Pursuing strategic relationships and acquisition opportunities. We intend to continue to pursue strategic relationships with, acquisitions of, and investments in, companies that enhance the technological features of our products, offer complementary products, services and technologies, or broaden the scope of our product offerings into other areas.

      Our principal executive offices are located at 1899 L Street, N.W., 5th Floor, Washington, DC 20036 and our telephone number is (202) 463-4860. We were formed initially as a Delaware limited liability company in June 1997, and reincorporated as a Delaware corporation in January 1998. Our Web address is www.blackboard.com. We do not intend the information on our website to constitute part of this prospectus.

      Blackboard Learning SystemTM, Blackboard Transaction SystemTM, Blackboard Portal SystemTM, Blackboard Content SystemTM, Blackboard Academic SuiteTM, Blackboard Commerce SuiteTM, Blackboard OneTM, Behind the BlackboardTM, Blackboard Learning System MLTM, Blackboard Learning System— Basic EditionTM, Blackboard Building Blocks CatalogTM and Blackboard Developers’ NetworkTM are trademarks of Blackboard. Blackboard®, Blackboard Building Blocks® and Bb® are our registered trademarks. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total common stock offered	shares

Total common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Proposed NASDAQ National Market symbol	BBBB

      Except as otherwise indicated, the number of shares to be outstanding after the offering throughout this prospectus is based on the number of shares outstanding on March 1, 2004, and:

•	gives effect to the issuance of 2,545,246 shares of convertible preferred stock upon the exercise of warrants, with an exercise price of $0.01 per share, immediately prior to the closing of this offering;

•	gives effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock, which will occur automatically upon the closing of this offering;

•	gives effect to the issuance of shares of common stock to the holders of our convertible preferred stock upon the closing of this offering in satisfaction of accumulated dividends, as required by the terms of the convertible preferred stock, assuming for this purpose that this offering is closed on , 2004 and that the public offering price per share is $ , the mid-point of the price range set forth on the cover of this prospectus, all of which is described more fully under the caption “Capitalization” later in this prospectus;

•	gives effect to a 1-for- reverse stock split of all our outstanding common stock to be effected prior to the closing of this offering; and

•	assumes no exercise by the underwriters of their option to purchase up to additional shares of common stock from the selling stockholders in the offering.

The number of shares to be outstanding after this offering excludes:

•	8,081,381 shares of common stock issuable upon the exercise of outstanding stock options as of March 1, 2004 with a weighted average exercise price of $4.27 per share;

•	1,077,570 shares of common stock issuable upon the exercise of outstanding warrants as of March 1, 2004, other than those we assume will be exercised in connection with this offering, with a weighted average exercise price of $3.56 per share; and

•	an aggregate of 4,000,000 shares available, or to be available, for the future issuance under our stock incentive plan.

Summary Consolidated Financial Data

      The following tables set forth a summary of the financial data for our business. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,

	2001	2002	2003

	(in thousands)
Statement of operations data:
Revenues:
Product	$38,463	$61,406	$83,331
Professional services	8,262	8,540	9,147

Total revenues	46,725	69,946	92,478
Operating expenses:
Cost of product revenues	15,527	20,774	23,079
Cost of professional services revenues	6,779	6,494	6,628
Research and development	13,207	10,272	11,397
Sales and marketing	28,294	24,176	29,931
General and administrative	13,773	16,464	15,708
Amortization of intangibles resulting from acquisitions	9,271	5,519	5,757
Stock-based compensation	193	474	319

Total operating expenses	87,044	84,173	92,819

Loss from operations	(40,319)	(14,227)	(341)
Interest income (expense), net	(1,466)	(509)	(470)
Loss before provision for income taxes and cumulative change in accounting principle	(41,785)	(14,736)	(811)
Provision for income taxes	—	(283)	(614)

Loss before cumulative change in accounting principle	(41,785)	(15,019)	(1,425)
Cumulative change in accounting principle	—	(26,632)	—

Net loss	(41,785)	(41,651)	(1,425)
Dividends on and accretion of convertible preferred stock	(7,977)	(9,699)	(10,077)

Net loss attributable to common stockholders	$(49,762)	$(51,350)	$(11,502)

Cash flow data:
Net cash (used in) provided by operating activities	(24,200)	1,342	19,400
Depreciation and amortization, excluding intangibles	4,759	4,485	3,911
Purchase of property and equipment	4,833	4,434	5,029

      The following table sets forth a summary of our balance sheet data:

•	on an actual basis;

•	on a pro forma basis to reflect the exercise of warrants immediately prior to completion of this offering to purchase 2,545,246 shares of convertible preferred stock at a price of $0.01 per share and our receipt of the proceeds therefrom; the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 28,339,130 shares of common stock, which will occur automatically upon the closing of this offering; and the issuance of shares of common stock upon the closing of this offering in satisfaction of accumulated dividends on our convertible preferred stock, as described more fully under the caption “Capitalization”; and

•	on a pro forma as adjusted basis to adjust the pro forma balances to reflect the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover of this prospectus, and our receipt of the estimated net proceeds of that sale, after deducting estimated underwriting discounts and estimated offering expenses.

	December 31, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)
Balance sheet data:
Cash and cash equivalents	$30,456	$	$
Working capital (deficit)	(13,844)
Total assets	83,054
Deferred revenues, current portion	51,215
Total debt	11,564
Mandatorily redeemable convertible preferred stock and series E warrants	130,297
Total stockholders’ (deficit) equity	(124,617)

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. Investing in our common stock involves a high degree of risk. Any of the following factors could harm our business and future results of operation. As a result, the trading price of our common stock could decline and result in a partial or complete loss of your investment.

Risks Related to Our Business

We have only had a few profitable quarters and may never achieve sustained profitability.

      Although we have been profitable in the last two quarters on a net income basis, we have not yet been profitable for a full year, and may not be profitable in future periods, either on a short- or long-term basis. We incurred a net loss of $41.8 million, $41.7 million and $1.4 million for the years ended December 31, 2001, 2002 and 2003, respectively. As of December 31, 2003, we had an accumulated deficit of $132.7 million. We can give you no assurance that operating losses will not recur in the future or that we will ever sustain profitability on a quarterly or annual basis.

Providing enterprise software applications to the education industry is an emerging and uncertain business; if the market for our products fails to develop, we will not be able to grow our business.

      Our success will depend on our ability to generate revenues by providing enterprise software applications and services to colleges, universities, schools and other education providers. This market has only recently developed and the viability and profitability of this market is unproven. Our ability to grow our business will be compromised if we do not develop and market products and services that achieve broad market acceptance with our current and potential clients and their students and employees. The use of online education, transactional or content management software applications and services in the education industry may not become widespread and our products and services may not achieve commercial success. Even if potential clients decide to implement products of this type, they may still choose to design, develop or manage all or a part of their system internally.

      Given our clients’ relatively early adoption of enterprise software applications aimed at the education industry, they are likely to be less risk-averse than most colleges, universities, schools and other education providers. Accordingly, the rate at which we have been able to establish relationships with our clients in the past may not be indicative of the rate at which we will be able to establish additional client relationships in the future.

Some of our clients use our products to facilitate online education, which is a relatively new field; if online education does not continue to develop and gain acceptance, demand for our products could suffer.

      Our success will depend in part upon the continued adoption by our clients and potential clients of online education initiatives. Some academics and educators are opposed to online education in principle and have expressed concerns regarding the perceived loss of control over the education process that can result from offering courses online. Some of these critics, particularly college and university professors, have the capacity to influence the market for online education, and their opposition could reduce the demand for our products and services. In addition, the growth and development of the market for online education may prompt some members of the academic community to advocate more stringent protection of intellectual property associated with course content, which may impose additional burdens on clients and potential clients offering online education. This could require us to modify our products, or could cause these clients and potential clients to abandon their online education initiatives.

Our level of fixed expenses may cause us to incur operating losses if we are unsuccessful in achieving revenue growth.

      Our expense levels are based, in significant part, on our estimates of future revenues and are largely fixed in the short term. As a result, we may be unable to adjust our spending in a timely manner if our revenues fall short of our expectations. Accordingly, any significant shortfall of revenues in relation to our expectations would have an immediate and material effect on our results of operations. In addition, as our business grows, we anticipate increasing our operating expenses to expand our product development, technical support, sales and marketing and administrative organizations. Any such expansion could cause material losses to the extent we do not generate additional revenues sufficient to cover the additional expenses.

Because most of our licenses are renewable on an annual basis, a reduction in our license renewal rate could significantly reduce our revenues.

      Our clients have no obligation to renew their licenses for our products after the expiration of the initial license period, which is typically one year, and some clients have elected not to do so. A decline in license renewal rates could cause our revenues to decline. Although we have experienced favorable license renewal rates in recent periods, we have limited historical data with respect to rates of renewals, so we cannot accurately predict future renewal rates. Our license renewal rates may decline or fluctuate as a result of a number of factors, including client dissatisfaction with our products and services, our failure to update our products to maintain their attractiveness in the market or budgetary constraints or changes in budget priorities faced by our clients.

If our newest product, the Blackboard Content System, does not gain widespread market acceptance, our financial results could suffer.

      We introduced our newest software application, the Blackboard Content System, in March 2004. Our ability to grow our business will depend, in part, on client acceptance of this product, which is currently unproven. If we are not successful in gaining widespread market acceptance of this product, our revenues may fall below our expectations, which could cause our stock price to decline.

Because we generally recognize revenues ratably over the term of our contract with a client, downturns or upturns in sales will not be fully reflected in our operating results until future periods.

      We recognize most of our revenues from clients monthly over the terms of their agreements, which are typically 12 months, although terms can range from one month to 48 months. As a result, much of the revenue we report in each quarter is attributable to agreements entered into during previous quarters. Consequently, a decline in sales, client renewals, or market acceptance of our products in any one quarter will not necessarily be fully reflected in the revenues in that quarter, and will negatively affect our revenues and profitability in future quarters. This ratable revenue recognition also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as revenues from new clients must be recognized over the applicable agreement term.

Our operating margins may suffer if our professional services revenues increase in proportion to total revenues because our professional services revenues have lower gross margins.

      Because our professional services revenues typically have lower gross margins than our product revenues, an increase in the percentage of total revenues represented by professional services revenues could have a detrimental impact on our overall gross margins, and could adversely affect our operating results. In addition, we sometimes subcontract professional services to third parties, which further reduces our gross margins on these professional services. As a result, an increase in the percentage of professional services provided by third-party consultants could lower our overall gross margins.

Our business would be hurt if our products contain errors or if new product releases are delayed.

      Because our software products are complex, they may contain undetected errors or defects, known as bugs. Bugs can be detected at any point in a product’s life cycle, but are more common when a new product is introduced or when new versions are released. In the past, we have encountered product development delays and defects in our products. We would expect that, despite our testing, errors will be found in new products and product enhancements in the future. Significant errors in our products could lead to:

•	delays in or loss of market acceptance of our products;

•	diversion of our resources;

•	a lower rate of license renewals or upgrades;

•	injury to our reputation; and

•	increased service expenses or payment of damages.

      Because our clients use our products to store and retrieve critical information, we may be subject to significant liability claims if our products do not work properly. We cannot be certain that the limitations of liability set forth in our licenses and agreements would be enforceable or would otherwise protect us from liability for damages. A material liability claim against us, regardless of its merit or its outcome, could result in substantial costs, significantly harm our business reputation and divert management’s attention from our operations.

The length and unpredictability of the sales cycle for our software could delay new sales and cause our revenues and cash flows for any given quarter to fail to meet our projections or market expectations.

      The sales cycle between our initial contact with a potential client and the signing of a license with that client typically ranges from 6 to 15 months. As a result of this lengthy sales cycle, we have only a limited ability to forecast the timing of sales. A delay in or failure to complete license transactions could harm our business and financial results, and could cause our financial results to vary significantly from quarter to quarter. Our sales cycle varies widely, reflecting differences in our potential clients’ decision-making processes, procurement requirements and budget cycles, and is subject to significant risks over which we have little or no control, including:

•	clients’ budgetary constraints and priorities;

•	the timing of our clients’ budget cycles;

•	the need by some clients for lengthy evaluations that often include both their administrators and faculties; and

•	the length and timing of clients’ approval processes.

      Potential clients typically conduct extensive and lengthy evaluations before committing to our products and services and generally require us to expend substantial time, effort and money educating them as to the value of our offerings.

Our sales cycle with international postsecondary education providers and U.S. K-12 schools may be longer than our historic U.S. postsecondary sales cycle, which could cause us to incur greater costs and could reduce our operating margins.

      As we target more of our sales efforts at international postsecondary education providers and U.S. K-12 schools, we could face greater costs, longer sales cycles and less predictability in completing some of our sales, which may harm our business. In both of these markets, a potential client’s decision to use our products and services may be a decision involving multiple institutions and, if so, these types of sales would require us to provide greater levels of education to prospective clients regarding the use and benefits of our products and services. In addition, we expect that potential clients in both of these markets may demand more customization, integration services and features. As a result of these factors, these sales opportunities may require us to devote greater sales support and professional services resources to individual sales, thereby increasing the costs and time required to complete sales and diverting sales and professional services resources to a smaller number of international and U.S. K-12 transactions.

We may not be able to effectively manage our expanding operations, which could impair our ability to operate profitably.

      We may be unable to operate our business profitably if we fail to manage our growth. We have experienced significant expansion since our inception, which has sometimes strained our managerial, operational, financial and other resources. Future growth could continue to strain our resources. Our failure to successfully manage growth and to continue to refine our financial controls and accounting and reporting systems and to add and retain personnel that adequately support our growth would disrupt our business.

      Our future success and our ability to pursue our growth strategy will depend to a significant extent on the continued service of our key management personnel, including Michael L. Chasen, our chief executive officer and president, and Matthew L. Pittinsky, our chairman. Although we have employment agreements with several of our executive officers, including Mr. Chasen and Mr. Pittinsky, these agreements do not obligate them to remain employed by us. The loss of services of any key management personnel could make it more difficult to successfully pursue our business goals.

If we do not maintain the compatibility of our products with third-party applications that our clients use in conjunction with our products, demand for our products could decline.

      Our software applications can be used with a variety of third-party applications used by our clients to extend the functionality of our products, which we believe contributes to the attractiveness of our products in the market. If we are not able to maintain the compatibility of our products with third-party applications, demand for our products could decline and we could lose sales. We may desire in the future to make our products compatible with new or existing third-party applications that achieve popularity within the education marketplace, and these third-party applications may not be compatible with our designs. Any failure on our part to modify our applications to ensure compatibility with such third-party applications would reduce demand for our products and services.

Our products utilize some technologies from third parties, and we may be unable to replace those technologies if they become obsolete or incompatible with our products.

      Our software makes use of third-party software products that provide some functionalities within our products. For example, our Blackboard Content System utilizes software provided by Xythos Software, Inc. Although we believe alternatives to these products are generally available to us, if we lose access to these third-party software products we could face delayed or lost sales until we can replace the functionality provided by these products. Although we have license agreements with the suppliers of these third-party products, we may not be able to replace the functionality provided by these products if such software becomes obsolete or incompatible with future versions of our products or is otherwise not adequately maintained or updated.

If we are unable to protect our proprietary technology and other rights, it will reduce our ability to compete for business.

      If we are unable to protect our intellectual property, our competitors could use our intellectual property to market products similar to our products, which could decrease demand for our products. In addition, we may be unable to prevent the use of our products by persons who have not paid the required license fee, which could reduce our revenues. We rely on a combination of copyright, trademark and trade secret laws, as well as licensing agreements, third-party nondisclosure agreements and other contractual provisions and technical measures, to protect our intellectual property rights. These protections may not be adequate to prevent our competitors from copying or reverse-engineering our products. Our competitors may independently develop technologies that are substantially equivalent or superior to our technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. The protective mechanisms we include in our products may not be sufficient to prevent unauthorized copying. Existing copyright laws afford only limited protection for our intellectual property rights and may not protect such rights in the event competitors independently develop products similar to ours. In addition, the laws of some countries in which our products are or may be licensed do not protect our products and intellectual property rights to the same extent as do the laws of the United States.

If we are found to infringe the proprietary rights of others, we could be required to redesign our products, pay significant royalties or enter into license agreements with third parties.

      A third party may assert that our technology violates its intellectual property rights. As the number of software products in our markets increases and the functionality of these products further overlap, we believe that infringement claims will become more common. Any claims, regardless of their merit, could:

•	be expensive and time consuming to defend;

•	force us to stop licensing our products that incorporate the challenged intellectual property;

•	require us to redesign our products;

•	divert management’s attention and other company resources; and

•	require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies, which may not be available on terms acceptable to us, if at all.

Expansion of our business internationally will subject our business to additional economic and operational risks that could increase our costs and make it difficult for us to operate profitably.

      One of our key growth strategies is to pursue international expansion. Expansion of our international operations may require significant expenditure of financial and management resources and result in increased administrative and compliance costs. As a result of such expansion, we will be increasingly subject to the risks inherent in conducting business internationally, including:

•	foreign currency fluctuations, which could result in reduced revenues and increased operating expenses;

•	potentially longer payment and sales cycles;

•	difficulty in collecting accounts receivable;

•	the effect of applicable foreign tax structures, including tax rates that may be higher than tax rates in the United States or taxes that may be duplicative of those imposed in the United States;

•	tariffs and trade barriers;

•	general economic and political conditions in each country;

•	inadequate intellectual property protection in foreign countries;

•	uncertainty regarding liability for information retrieved and replicated in foreign countries;

•	the difficulties and increased expenses in complying with a variety of foreign laws, regulations and trade standards; and

•	unexpected changes in regulatory requirements.

Unauthorized disclosure of data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation or cause us to lose clients.

      Maintaining the security of online education and transaction networks is an issue of critical importance for our clients because these activities involve the storage and transmission of proprietary and confidential client and student information, including personal student information and consumer financial data, such as credit card numbers. Individuals and groups may develop and deploy viruses, worms and other malicious software programs that attack or attempt to infiltrate our products. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, we could be subject to liability or our business could be interrupted. Penetration of our network security could have a negative impact on our reputation and could lead our present and potential clients to choose competitive offerings. Even if we do not encounter a security breach ourselves, a well-publicized breach of the consumer data security of any major consumer Web site could lead to a general public loss of confidence in the use of the Internet, which could significantly diminish the attractiveness of our products and services.

If we undertake business combinations and acquisitions, they may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

      During the course of our history, we have acquired several businesses, and a key element of our growth strategy is to pursue additional acquisitions in the future. Any acquisition could be expensive, disrupt our ongoing business and distract our management and employees. We may not be able to identify suitable acquisition candidates, and if we do identify suitable candidates, we may not be able to make these acquisitions on acceptable terms or at all. If we make an acquisition, we could have difficulty integrating the acquired technology, employees or operations. In addition, the key personnel of the acquired company may decide not to work for us. Acquisitions also involve the risk of potential unknown liabilities associated with the acquired business.

      As a result of these risks, we may not be able to achieve the expected benefits of any acquisition. If we are unsuccessful in completing or integrating acquisitions that we may pursue in the future, we would be required to reevaluate our growth strategy and we may have incurred substantial expenses and devoted significant management time and resources in seeking to complete and integrate the acquisitions.

      Future business combinations could involve the acquisition of significant intangible assets. We currently record in our statements of operations ongoing significant amortization of intangible assets acquired in connection with our historic acquisitions, and may need to recognize similar charges in connection with any future acquisitions. In addition, we may need to record write-downs from future impairments of identified intangible assets and goodwill. These accounting charges would reduce any future reported earnings, or increase a reported loss. In addition, we could use substantial portions of our available cash, including some or all of the proceeds of this offering, to pay the purchase price for acquisitions. We could also incur debt to pay for acquisitions, or issue additional equity securities as consideration for these acquisitions, which could cause our stockholders to suffer significant dilution.

Operational failures in our network infrastructure could disrupt our remote hosting service, could cause us to lose current hosting clients and sales to potential hosting clients and could result in increased expenses and reduced revenues.

      Unanticipated problems affecting our network systems could cause interruptions or delays in the delivery of the hosting services we provide to some of our clients. If there are operational failures in our network infrastructure that cause interruptions, slower response times or loss of data for our remotely hosted clients, we may be required to issue credits or pay penalties, current hosting clients may terminate their contracts or elect not to renew them, and we may lose sales to potential hosting clients. We provide remote hosting through computer hardware that is currently located in a third-party co-location facility in Vienna, Virginia. We do not control the operation of this co-location facility. Lengthy interruptions in our hosting service could be caused by the occurrence of a natural disaster, power loss, vandalism or other telecommunications problems at the co-location facility or if this co-location facility were to close without adequate notice. Although we have multiple transmission lines into the co-location facility through two telecommunications service providers, we have experienced problems of this nature from time to time in the past, and we will continue to be exposed to the risk of network failures in the future.

      We currently do not have adequate computer hardware and systems to provide alternative service for most of our hosted clients. Our current back-up system, located in our corporate headquarters in

Washington, D.C., is vulnerable to risks similar to those faced at the co-location facility in Virginia, and its location close to the facility in Virginia means that many of the factors that could cause a failure of the Virginia facility could also affect the back-up facility. Our back-up system has not been fully tested under actual disaster conditions. We have begun the process of securing another co-location facility for disaster recovery purposes, but we do not believe we will have a geographically remote back-up facility in operation before December 2004, if ever.

If our products are not in compliance with widely accepted standards for the online education industry, we could lose existing clients and be unable to attract new business.

      Some clients or potential clients may insist on compliance with technical standards as a prerequisite to licensing our products. In particular, IMS Global Learning Consortium, an education industry technical standards organization, publishes a variety of technical standards relating to educational software with which many education providers seek to comply. While we believe our products are in compliance with current IMS standards to the extent material to our business, and although we intend to strive to keep our products in compliance with such standards in the future, these standards are continuously evolving and we cannot assure you that we are in compliance with current technical standards or that we will be able to maintain compliance in the future. Failure to maintain compliance with such technical standards could reduce the market appeal of our products, which could cause us to lose existing clients and be unable to attract new clients.

Risks Related to Our Industry

We face intense and growing competition, which could result in price reductions, reduced operating margins and loss of market share.

      We operate in highly competitive markets and generally encounter intense competition to win contracts. If we are unable to successfully compete for new business and license renewals, our revenue growth and operating margins may decline. The markets for online education, transactional, portal and content management products are intensely competitive and rapidly changing, and barriers to entry in such markets are relatively low. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. Some of our principal competitors offer their products at a lower price, which has resulted in pricing pressures. Such pricing pressures and increased competition generally could result in reduced sales, reduced margins or the failure of our product and service offerings to achieve or maintain more widespread market acceptance.

      Our primary competitors for the Blackboard Academic Suite are companies that provide course management systems, such as WebCT, Inc., eCollege.com and Desire2Learn Inc., learning content management systems, such as HarvestRoad Ltd. and Concord USA, Inc., and education enterprise information portal technologies, such as SunGard SCT Inc., an operating unit of SunGard Data Systems Inc. We also face competition from clients and potential clients who develop their own applications internally. Our primary competitors for the Blackboard Commerce Suite are companies that provide university transaction systems, such as Diebold, Incorporated’s Card Systems division and The CBORD Group, Inc., as well as off-campus merchant relationship programs.

      We may also face competition from potential competitors that are substantially larger than we are and have significantly greater financial, technical and marketing resources, and established, extensive direct and indirect channels of distribution. As a result, they may be able to respond more quickly to new or emerging technologies and changes in client requirements, or to devote greater resources to the development, promotion and sale of their products than we can. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or prospective clients. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share to our detriment.

If potential clients or competitors use open source software to develop products that are competitive with our products and services, we may face decreased demand and pressure to reduce the prices for our products.

      The growing acceptance and prevalence of open source software may make it easier for competitors or potential competitors to develop software applications that compete with our products, or for clients and potential clients to internally develop software applications that they would otherwise have licensed from us. One of the aspects of open source software is that it can be modified or used to develop new software that competes with proprietary software applications, such as ours. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies. If potential clients use open source software to internally develop software or if a current or potential competitor develops products using open source software that are competitive with our products and services, we may face decreased demand for our products and services.

We could lose revenues if there are changes in the spending policies or budget priorities for government funding of colleges, universities, schools and other education providers.

      Most of our clients and potential clients are colleges, universities, schools and other education providers who depend substantially on government funding. Accordingly, any general decrease, delay or change in federal, state or local funding for colleges, universities, schools and other education providers could cause our current and potential clients to reduce their purchases of our products and services, to exercise their right to terminate licenses, or to decide not to renew licenses, any of which could cause us to lose revenues. In addition, a specific reduction in governmental funding support for products such as ours would also cause us to lose revenues.

U.S. and foreign government regulation of the Internet could cause us to incur significant expenses, and failure to comply with applicable regulations could make our business less efficient or even impossible.

      The application of existing laws and regulations potentially applicable to the Internet, including regulations relating to issues such as privacy, defamation, pricing, advertising, taxation, consumer protection, content regulation, quality of products and services and intellectual property ownership and infringement, can be unclear. It is possible that U.S., state and foreign governments might attempt to regulate Internet transmissions or prosecute us for violations of their laws. In addition, these laws may be modified and new laws may be enacted in the future, which could increase the costs of regulatory compliance for us or force us to change our business practices. Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen the growth in use of the Internet.

      Specific federal laws that could also have an impact on our business include the following:

•	The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect personal information from children under the age of 13; and

•	The Family Educational Rights and Privacy Act imposes parental or student consent requirements for specified disclosures of student information, including online information.

Our clients’ use of our software as their central platform for online education initiatives may make us subject to any such laws or regulations, which could impose significant additional costs on our business or subject us to additional liabilities.

Our status under state and federal financial services regulation is currently unclear, and any violation of any present or future regulation could expose us to liability, force us to change our business practices or force us to stop selling or modify our products and services.

      Our transaction processing product and service offering could be subject to state and federal financial services regulation. The Blackboard Transaction System supports the creation and management of student debit accounts and the processing of payments against those accounts for both on-campus vendors and off-campus merchants. For example, one or more federal or state governmental agencies that regulate or monitor banks or other types of providers of electronic commerce services may conclude that we are engaged in banking or other financial services activities that are regulated by the Federal Reserve under the U.S. Federal Electronic Funds Transfer Act or Regulation E thereunder or by state agencies under similar state statutes or regulations. Regulatory requirements may include, for example:

•	disclosure of our business policies and practices;

•	restrictions on specified uses and disclosures of information;

•	data security requirements;

•	government registration; and

•	reporting and documentation requirements.

      A number of states have enacted legislation regulating check sellers, money transmitters or transaction settlement service providers as banks. If we were deemed to be in violation of any current or future regulations, we could be exposed to financial liability and adverse publicity or forced to change our business practices or stop selling some of our products and services. As a result, we could face significant legal fees, delays in extending our product and services offerings, and damage to our reputation that could harm our business and reduce demand for our products and services. Even if we are not required to change our business practices, we could be required to obtain licenses or regulatory approvals that could cause us to incur substantial costs.

Risks Related to this Offering

There is no prior public market for our common stock, and our stock price could be volatile and could decline following this offering, resulting in a substantial loss on your investment.

      Prior to this offering, there has not been a public market for our common stock. An active trading market for our common stock may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. In addition, the initial public offering price will be determined through negotiations between us and Credit Suisse First Boston LLC, on behalf of the underwriters, and may bear no relationship to the price at which the common stock will trade upon completion of this offering.

      The stock market in general, and the market for technology-related stocks in particular, has been highly volatile in the recent past. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this section of this prospectus and others such as:

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports about us or our industry by securities analysts;

•	speculation in the press or investment community;

•	changes in accounting principles; and

•	general market or economic conditions, including factors unrelated to our performance.

      In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources.

Immediately following the closing of this offering, our directors, executive officers and their affiliates will beneficially own      % of our outstanding common stock and thus will exercise significant influence over our company, which could result in actions with which you or other stockholders do not agree.

      Immediately following the closing of this offering, our directors, executive officers and their affiliates will beneficially own            shares of common stock, representing           % of the voting power of our outstanding stock. As a result, these stockholders acting together would be able to exercise significant influence over the outcome of all matters that our stockholders vote upon, including the election of directors, amendments to our certificate of incorporation and mergers or other business combinations. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company and could prevent stockholders from receiving a premium over the market price if a change in control is proposed.

A substantial number of shares will be eligible for sale in the near future, which could cause our common stock price to decline significantly.

      If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding           shares of common stock, assuming no exercise of outstanding options and warrants. Of these shares, the           shares sold in this offering and           additional shares will be freely tradable immediately,           additional shares will be eligible for sale in the public market 90 days after the date of this prospectus,  additional shares will be eligible for sale 180 days after the date of this prospectus following the expiration of lock-up agreements between our stockholders and the underwriters, and           more shares will become available for sale in the public market on subsequent dates. Credit Suisse First Boston LLC, on behalf of the underwriters, may release these stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sale of shares in the public market. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

If we fail to meet revenues and earnings expectations, our stock price may fall rapidly.

      Due in part to the length of our sales cycle and the unpredictability of our emerging industry, our operating results are difficult to predict, and they may fluctuate significantly from quarter to quarter. If our quarterly revenues or operating results are below the expectations of public market analysts and investors, the price of our common stock could fall rapidly. Our results of operations depend on both the continued growth of demand for our products and services and general economic and business conditions in our markets. Because we expect that our operating results may fluctuate significantly on a quarterly basis, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance.

Because our management will have broad discretion over the use of the net proceeds from this offering, you may not agree with how we use them, and such proceeds may not be invested successfully.

      The net proceeds from this offering have not been allocated for a particular purpose, and our management will have broad discretion as to the use of such offering proceeds. While we currently anticipate that we will use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures related to the expansion of our operations, our management may allocate the net proceeds among these purposes as it determines is necessary. In addition, market factors may require our management to allocate portions of the net proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of the net proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

If you invest in this offering, you will experience immediate and substantial dilution.

      We expect that the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution of $           per share in the pro forma net tangible book value of the common stock. This means that the investors who purchase shares:

•	will pay a price per share that substantially exceeds the per share value of our assets after subtracting our liabilities; and

•	will have contributed % of the total amount of our equity funding since inception but will only own % of the shares outstanding.

      In addition, options and warrants issued in the past have per-share exercise prices substantially below the initial public offering price per share. As of March 1, 2004, there were 9,158,951 shares of common stock issuable upon exercise of outstanding options and warrants, other than those we assume will be exercised prior to the completion of the offering. To the extent these outstanding options or warrants are ultimately exercised, there will be further dilution to investors in this offering.

Provisions of our charter documents and Delaware law may inhibit potential acquisition bids that you may consider favorable, and the market price of our common stock may be lower as a result.

      Upon consummation of this offering, there will be provisions in our certificate of incorporation and by-laws that will make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by you and other stockholders. For example, our board of directors will have the authority to issue up to 5,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. This issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

      Our charter documents will contain other provisions that could have an anti-takeover effect, including:

•	only one of the three classes of directors will be elected each year;

•	stockholders will have limited ability to remove directors without cause;

•	stockholders will not be able to take actions by written consent;

•	stockholders will not be able to call a special meeting of stockholders; and

•	stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

      In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock. These provisions may also prevent changes in our management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “should”, “will” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. The factors listed above in the section captioned “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of shares of our common stock to be sold by us in this offering will be approximately $           million, assuming an initial public offering price of $          per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $           million. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

      We have not made any specific plans with respect to the use of the net proceeds of this offering. We will use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our business, although we currently have no specific acquisitions planned. Pending their use, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on then-existing conditions, business prospects, and any other factors our board of directors deems relevant.

CAPITALIZATION

      The following table presents our cash and cash equivalents and capitalization as of December 31, 2003:

•	on an actual basis;

•	on a pro forma basis to reflect the exercise of warrants immediately prior to completion of this offering to purchase 2,545,246 shares of convertible preferred stock at a price of $0.01 per share and our receipt of the proceeds therefrom; the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 28,339,130 shares of common stock, which will occur automatically upon the closing of this offering; and the issuance of shares of common stock upon the closing of this offering in satisfaction of accumulated dividends on our convertible preferred stock, as described more fully below; and

•	on a pro forma as adjusted basis to adjust the pro forma balances to reflect the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover of this prospectus, and our receipt of the estimated net proceeds of that sale, after deducting estimated underwriting discounts and estimated offering expenses.

      You should read this table along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)
Cash and cash equivalents	$30,456	$	$

Long-term debt, net of current portion	$735	$	$
Mandatorily redeemable convertible preferred stock:
Series A Convertible Preferred Stock, $0.01 par value; 1,174,484 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	868
Series B Redeemable Convertible Preferred Stock, $0.01 par value; 5,025,935 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	4,397
Series C Redeemable Convertible Preferred Stock, $0.01 par value; 6,220,049 shares authorized; 5,904,788 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	21,256
Series D Redeemable Convertible Preferred Stock, $0.01 par value; 4,167,333 shares authorized; 3,451,707 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	41,215
Series E Redeemable Convertible Preferred Stock, $0.01 par value; 13,000,000 shares authorized; 10,236,934 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	58,227
Warrants to purchase Series E Redeemable Convertible Preferred Stock	4,334

Total mandatorily redeemable convertible preferred stock	130,297

	As of December 31, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)
Stockholders’ (deficit) equity:
Common stock, $0.01 par value; 60,000,000 shares authorized; 11,735,216 shares issued and outstanding, actual; shares issued and outstanding pro forma and issued and outstanding pro forma as adjusted	117
Additional paid-in capital	7,958
Deferred stock compensation	(35)
Accumulated deficit	(132,657)

Total stockholders’ (deficit) equity	(124,617)

Total capitalization	$6,415	$	$

      The outstanding share information excludes:

•	8,477,011 shares of common stock issuable upon exercise of outstanding stock options and warrants as of December 31, 2003 with a weighted average exercise price of $4.15 per share; and

•	1,588,484 shares of common stock reserved as of December 31, 2003 for issuance pursuant to future option grants under our stock incentive plans.

      After December 31, 2003, we issued additional options exercisable to purchase up to 770,564 shares of common stock at a weighted average exercise price of $4.71 per share, and options to purchase 9,068 shares of common stock were exercised. In addition, after December 31, 2003, we reserved an additional 4,000,000 shares of common stock for issuance under our new stock incentive plan.

      The terms of our existing convertible preferred stock require us, upon the closing of this offering, to issue additional shares of common stock to the preferred stockholders in satisfaction of accumulated dividends on the preferred stock. The accumulated dividends will be $30.9 million as of March 1, 2004 and will continue to accumulate at the rate of approximately $180,000 per week thereafter. The common stock issued in satisfaction of those dividends will be valued at the public offering price per share in this offering. Accordingly, the actual amount of shares of common stock we issue upon the closing of this offering in satisfaction of the accumulated dividends will depend both upon the timing and the pricing of this offering. The following table illustrates the actual number of shares we will issue assuming this offering is closed on the dates indicated at the price per share indicated.

Price per share in this offering

	$	$	$

, 2004
, 2004
, 2004

DILUTION

      Our pro forma net tangible book value as of December 31, 2003 was approximately $  million, or $           per share of common stock. Pro forma net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of shares of common stock outstanding, after giving effect to the exercise of warrants immediately prior to completion of this offering to purchase 2,545,246 shares of convertible preferred stock at a price of $0.01 per share and our receipt of the proceeds therefrom; the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 28,339,130 shares of common stock, which will occur automatically upon the closing of this offering; and the assumed issuance of           shares of common stock upon the closing of this offering in satisfaction of accumulated dividends on our convertible preferred stock, as described more fully under the caption “Capitalization”.

      After giving effect to our sale of                     shares of common stock in this offering at an assumed initial public offering price of $           per share and our receipt of the net proceeds from that sale, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of December 31, 2003 would have been $                     million, or $           per share. This represents an immediate increase in pro forma net tangible book value of $           per share to existing stockholders and an immediate dilution of $           per share, to new investors purchasing shares of common stock in this offering.

      The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share before this offering as of December 31, 2003	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

      The following table summarizes, as of December 31, 2003, on the pro forma basis described above, the difference between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering. This calculation is based on an assumed initial public offering price of $          per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
Per
	Number	Percent	Amount	Percent	Share

Existing stockholders		%	$	%	$
New investors					$

Total		100%	$	100%

      The sale of the            shares of common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to           , or           % of the total shares outstanding, and will increase the number of shares held by new investors to           , or           % of the total shares outstanding. If the underwriters exercise their over-allotment option in full, the percentage of shares held by existing stockholders will further decrease to           , or           % of the total shares outstanding, and the number of shares held by new investors will further increase to           , or           % of the total shares outstanding.

      The table does not assume the exercise of stock options or warrants outstanding as of December 31, 2003, other than those we assume will be exercised prior to the completion of this offering. As of December 31, 2003, there were options and warrants outstanding to purchase 8,477,011 shares of common stock at a weighted average exercise price of $4.15 per share. To the extent any of these options or warrants are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2001, 2002 and 2003, and the balance sheet data as of December 31, 2002 and 2003, are derived from, and are qualified by reference to, our audited consolidated financial statements that have been audited by Ernst and Young LLP, independent auditors, and that are included in this prospectus. The statement of operations data for the fiscal years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements that have been audited by Ernst and Young LLP, independent auditors, and that are not included in this prospectus.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(in thousands, except per share data)
Statement of operations data:
Revenues:
Product	$1,434	$8,463	$38,463	$61,406		$83,331
Professional services	469	3,597	8,262	8,540		9,147

Total revenues	1,903	12,060	46,725	69,946		92,478
Operating expenses:
Cost of product revenues	213	3,591	15,527	20,774		23,079
Cost of professional services revenues	1,003	3,858	6,779	6,494		6,628
Research and development	3,955	8,024	13,207	10,272		11,397
Sales and marketing	9,692	18,790	28,294	24,176		29,931
General and administrative	2,141	6,994	13,773	16,464		15,708
Amortization of intangibles resulting from acquisitions	46	958	9,271	5,519		5,757
Stock-based compensation	31	186	193	474		319

Total operating expenses	17,081	42,401	87,044	84,173		92,819

Loss from operations	(15,178)	(30,341)	(40,319)	(14,227)		(341)
Interest income (expense), net	193	250	(1,466)	(509)		(470)
Loss before provision for income taxes and cumulative change in accounting principle	(14,985)	(30,091)	(41,785)	(14,736)		(811)
Provision for income taxes	—	—	—	(283)		(614)

Loss before cumulative effect of change in accounting principle	(14,985)	(30,091)	(41,785)	(15,019)		(1,425)
Cumulative effect of change in accounting principle	—	—	—	(26,632)		—

Net loss	(14,985)	(30,091)	(41,785)	(41,651)		(1,425)
Dividends on and accretion of convertible preferred stock	(970)	(3,437)	(7,977)	(9,699)		(10,077)

Net loss attributable to common stockholders	$(15,955)	$(33,528)	$(49,762)	$(51,350)		$(11,502)

Net loss attributable to common stockholders per share — basic and diluted	$(3.76)	$(6.85)	$(5.03)	$(4.44)		$(0.98)

Weighted average number of common shares — basic and diluted	4,238	4,897	9,900	11,574		11,692

Pro forma net loss attributable to common stockholders					$

Pro forma net loss attributable to common stockholders per share — basic and diluted					$

Pro forma shares outstanding — basic and diluted

Cash flow data:
Net cash flow (used in) provided by operations	$(10,607)	$(19,918)	$(24,200)	$1,342		$19,400
Depreciation and amortization, excluding intangibles	397	1,708	4,759	4,485		3,911
Purchase of property and equipment	1,900	6,288	4,833	4,434		5,029

	As of December 31,

	1999	2000	2001	2002	2003

	(in thousands)
Balance sheet data:
Cash and cash equivalents	$2,057	$12,038	$20,270	$20,372	$30,456
Working capital (deficit)	(2,837)	(16,200)	1,634	(9,402)	(13,844)
Total assets	7,233	73,743	86,504	71,140	83,054
Deferred revenues, current portion	2,730	13,445	22,659	37,342	51,215
Total debt	1,215	19,475	6,070	11,855	11,564
Mandatorily redeemable convertible preferred stock and series E warrants	16,809	55,298	110,522	120,221	130,297
Total stockholders’ deficit	(17,826)	(29,275)	(68,586)	(113,403)	(124,617)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion together with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on our current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus.

General

      We are a leading provider of enterprise software applications and related services to the education industry. Our clients use our software to integrate technology into the education experience and campus life, and to support activities such as a professor assigning digital materials on a class website; a student collaborating with peers or completing research online; an administrator managing a departmental website; or a merchant conducting cash-free transactions with students and faculty through pre-funded debit accounts. Our clients include colleges, universities, schools and other education providers, as well as textbook publishers and student-focused merchants who serve these education providers and their students.

      We generate revenues from sales and licensing of products and professional services. Our product revenues consist principally of revenues from annual software licenses, client hosting engagements and the sale of bundled software-hardware systems. We typically sell our licenses and hosting services under annually renewable agreements, and our clients generally pay the annual fees at the beginning of the contract term. We recognize revenues from these agreements, as well as revenues from bundled software-hardware systems, ratably over the contractual term, which is typically 12 months. Billings associated with licenses and hosting services are recorded initially as deferred revenues and then recognized ratably into revenues over the contract term. We also generate product revenues from the sale and licensing of third-party software and hardware that is not bundled with our software. These revenues are generally recognized upon shipment of the products to our clients.

      We derive professional services revenues primarily from training, implementation, installation and other consulting services. Substantially all of our professional services are performed on a time-and-materials basis. We recognize these revenues as the services are performed.

      Our total revenues have grown at a compound annual growth rate of 41.0%, from $46.7 million for the year ended December 31, 2001 to $92.5 million for the year ended December 31, 2003, while total operating expenses have grown at a compound annual growth rate of 3.5%, from $87.0 million for the year ended December 31, 2001 to $92.8 million for the year ended December 31, 2003. Our experience historically has been that a substantial portion of our clients have renewed their licenses each year. During 2003, our clients renewed or upgraded 91% of the renewable licenses eligible to be renewed during that period.

      We typically license our individual applications either on a stand-alone basis or bundled as part of either of two suites, the Blackboard Academic Suite and the Blackboard Commerce Suite. The Blackboard Academic Suite includes the Blackboard Learning System, the Blackboard Portal System and the Blackboard Content System. The Blackboard Commerce Suite includes the Blackboard Transaction System, the Blackboard Portal System and Blackboard One. We generally price our software licenses on the basis of full-time-equivalent students or users. Accordingly, annual license fees are generally greater for larger institutions.

      Our operating expenses consist of cost of revenues, research and development expenses, sales and marketing expenses, general and administrative expenses, amortization of intangibles resulting from acquisitions and stock-based compensation expenses.

      Major components of our cost of product revenues include license and other fees that we owe to third parties upon licensing software, and the cost of hardware that we bundle with our software. We initially defer these costs and recognize them into expense over the period in which the related revenue is recognized. Cost of product revenues also includes amortization of developed and purchased technology available for sale, employee compensation and benefits for personnel supporting our hosting, support and production functions, as well as related facility rent, communication costs, utilities, depreciation expense and cost of external professional services used in these functions. All of these costs are expensed as incurred. The costs of third-party software and hardware that is not bundled with software are also expensed when incurred, normally upon delivery to our client.

      Cost of professional services revenues primarily includes the costs of compensation and benefits for employees and external consultants who are involved in the performance of professional services engagements for our clients, as well as travel and related costs, facility rent, communication costs, utilities and depreciation expense used in these functions. All of these costs are expensed as incurred.

      Research and development expenses include the costs of compensation and benefits for employees who are associated with the creation and testing of the products we offer, as well as the costs of external professional services, travel and related costs attributable to the creation and testing of our products, related facility rent, communication costs, utilities and depreciation expense. All of these costs are expensed as incurred.

      Sales and marketing expenses include the costs of compensation, including bonuses and commissions, and benefits for employees who are associated with the generation of revenues, as well as marketing expenses, costs of external marketing-related professional services, facility rent, utilities, communications and travel attributable to those sales and marketing employees in the generation of revenues. All of these costs are expensed as incurred.

      General and administrative expenses include the costs of compensation and benefits for employees in the human resources, legal, finance and accounting, management information systems, facilities management, executive management and other administrative functions who are not directly associated with the generation of revenues or the creation and testing of products. In addition, general and administrative expenses include the costs of external professional services and insurance, as well as related facility rent, communication costs, utilities and depreciation expense used in these functions.

      Amortization of intangibles includes the amortization of costs associated with products, technology, customer lists, non-compete agreements and other identifiable intangible assets we acquired in our acquisitions. For periods prior to 2002, we also amortized goodwill and the assembled-workforce intangible assets we acquired in our acquisitions.

      Stock-based compensation expenses relate to historic stock option grants and have arisen primarily as a result of options granted below fair market value, modifications made to outstanding options and options granted to non-employees.

Critical Accounting Policies and Estimates

      The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. During the preparation of these financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, bad debts, fixed assets, long-lived assets, including goodwill, income taxes and contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements. Our critical accounting policies have been discussed with the audit committee of our board of directors.

      We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

      Revenue recognition. Our revenues are derived from two sources: product sales and professional services sales. Product revenues include software license, hardware, premium support and maintenance, and hosting revenues. Professional services revenues include training and consulting services. We recognize software license and maintenance revenues in accordance with the American Institute of Certified Public Accountants’ Statement of Position, or SOP, 97-2, “Software Revenue Recognition”, as modified by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. Our software does not require significant modification and customization services. Where services are not essential to the functionality of the software, we begin to recognize software licensing revenues when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed and determinable; and (4) collectibility is probable.

      We have not determined vendor-specific objective evidence, or VSOE, of fair value for our support and maintenance separate from our software. Accordingly, when licenses are sold in conjunction with our support and maintenance, we recognize the license revenue over the term of the maintenance service period.

      We sell hardware in two types of transactions: sales of hardware in conjunction with our software licenses, which we refer to as bundled hardware-software systems, and sales of hardware without software, which generally involve the resale of third-party hardware. After any necessary installation services are performed, hardware revenues are recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed and determinable; and (4) collectibility is probable. We have not determined VSOE of the fair value for the separate components of bundled hardware-software systems. Accordingly, when a bundled hardware-software system is sold, all revenue is recognized over the term of the maintenance service period. Hardware sales without software are recognized upon delivery of the hardware to our client.

      Hosting revenues are recorded in accordance with Emerging Issues Task Force, or EITF, 00-3, “Application of AICPA SOP 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware”. We recognize hosting fees and set-up fees ratably over the term of the hosting agreement.

      We recognize professional services revenues, which are generally contracted on a time-and-materials basis and consist of training, implementation and installation services, as the services are provided.

      We do not offer specified upgrades or incrementally significant discounts. Advance payments are recorded as deferred revenue until the product is shipped, services are delivered or obligations are met and the revenue can be recognized. Deferred revenues represent the excess of amounts invoiced over amounts recognized as revenues. We provide non-specified upgrades of our product only on a when-and-if-available basis.

      Allowance for uncollectible accounts. We maintain an allowance for uncollectible accounts for estimated losses resulting from the inability, failure or refusal of our clients to make required payments. We analyze accounts receivable, historical percentages of uncollectible accounts and changes in payment history when evaluating the adequacy of the allowance for uncollectible accounts. We use an internal group of collectors, augmented by our sales and services groups as we deem appropriate, in our collection efforts. Although we believe that our reserves are adequate, if the financial condition of our clients deteriorates, resulting in an impairment of their ability to make payments, or if we underestimate the allowances required, additional allowances may be necessary, which will result in increased expense in the period in which such determination is made.

      Long-lived assets. We record our long-lived assets, such as property and equipment, at cost. We review the carrying value of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable in accordance with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the

Impairment or Disposal of Long-Lived Assets”. We evaluate these assets by examining estimated future cash flows to determine if their current recorded value is impaired. We evaluate these cash flows by using weighted probability techniques as well as comparisons of past performance against projections. Assets may also be evaluated by identifying independent market values. If we determine that an asset’s carrying value is impaired, we will record a write-down of the carrying value of the identified asset and charge the impairment as an operating expense in the period in which the determination is made. Although we believe that the carrying values of our long-lived assets are appropriately stated, changes in strategy or market conditions or significant technological developments could significantly impact these judgments and require adjustments to recorded asset balances.

      Goodwill. We assess the impairment of goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Accordingly, we test our goodwill for impairment annually on October 1, or whenever events or changes in circumstances indicate an impairment may have occurred, by comparing its fair value to its carrying value. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. If we determine that impairment has occurred, we are required to record a write-down of the carrying value and charge the impairment as an operating expense in the period the determination is made. Although we believe goodwill is appropriately stated in our consolidated financial statements, changes in strategy or market conditions could significantly impact these judgments and require an adjustment to the recorded balance.

      On January 1, 2002, we adopted SFAS 142 and recorded a one-time charge of $26.6 million to reduce the carrying value of some of our goodwill. This charge was non-operational in nature and is reflected as a cumulative effect of change in accounting principle in our consolidated statements of operations. In calculating the impairment charge, we estimated the fair value of the goodwill using a discounted cash flow methodology as determined by an independent valuation of at-risk assets.

      Stock-based compensation. We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as modified by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123”. Several companies recently elected to change their accounting policies and record the fair value of options as an expense. We currently are not required to record stock-based compensation charges if the employee stock option exercise price or restricted stock purchase price equals or exceeds the deemed fair value of our common stock at the grant date. Because no market for our common stock has existed, our board of directors has determined the fair value of our common stock based upon several factors, including our operating performance, anticipated future operating results, the terms of redeemable convertible preferred stock issued by us, including the liquidation value and other preferences of our preferred stockholders, as well as the valuations of other companies.

      In addition, we understand that discussions of potential changes to APB 25 and SFAS 123 standards are ongoing and the parties responsible for authoritative guidance in this area may require changes to the applicable accounting standards, including potentially a requirement that all companies record the fair value of options as expense. If we had estimated the fair value of the options on the date of grant using the Black-Scholes pricing model and then amortized this estimated fair value over the vesting period of the options, our net loss attributable to common stockholders would have increased, as shown in the table below.

	Year Ended December 31,

	2001	2002	2003

	(in thousands, except per share
	amounts)
Pro forma net loss attributable to common stockholders:
As reported	$(49,762)	$(51,350)	$(11,502)
Add: Stock-based compensation included in reported net loss attributable to common stockholders	193	474	319
Deduct: Stock-based compensation expense determined under fair value-based method for all awards	(2,407)	(3,455)	(2,942)

Pro forma net loss attributable to common stockholders	$(51,976)	$(54,331)	$(14,125)

Net loss attributable to common stockholders per common share:
Basic and diluted—as reported	$(5.03)	$(4.44)	$(0.98)
Basic and diluted—pro forma	(5.25)	(4.69)	(1.21)

      Accounting for income taxes. In preparing our consolidated financial statements, we assess the likelihood that our deferred tax assets will be realized from future taxable income. We establish a valuation allowance if we determine that it is more likely than not that some portion or all of the net deferred tax assets will not be realized. We have included changes in the valuation allowance in our statements of operations as provision for or benefit from income taxes. We exercise significant judgment in determining our provisions for income taxes, our deferred tax assets and liabilities and our future taxable income for purposes of assessing our ability to utilize any future tax benefit from our deferred tax assets. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgments that could become subject to audit by tax authorities in the ordinary course of business.

      As of December 31, 2003, we had a valuation allowance of $33.7 million to reduce our deferred tax assets. The valuation allowance primarily relates to deferred tax assets arising from operating loss carryforwards and the book treatment compared to tax treatment of deferred revenues. Should we generate taxable income in the future, we may be able to realize all or part of the operating loss carryforwards against which we have applied the valuation allowance. In that event, our current income tax expense would be reduced or our income tax benefits would be increased, resulting in an increase in net income or a reduction in net loss.

Acquisitions and Joint Venture

      In March 2000, we acquired MadDuck Technologies LLC for 192,813 shares of our common stock and $1.2 million in cash, for total purchase consideration of $2.1 million. We accounted for this acquisition as a purchase and, accordingly, the results of operations have been included in our statements of operations since the date of the acquisition.

      In December 2000, we acquired all the outstanding common stock of CampusWide Access Solutions, Inc. from AT&T Corp. for $15.8 million in cash. We accounted for this acquisition as a purchase and, accordingly, the results of operations of CampusWide have been included in our statements of operations since the date of the acquisition. We determined the fair market values of the acquired intangible assets, which consisted primarily of patented technology and the assembled workforce, based on an independent appraisal.

      In December 2000, we also acquired substantially all of the assets of Special Teams, Inc. and iCollege, Inc., which we refer to together as Special Teams, by issuing 4,157,847 shares of our common stock. We valued these shares at $19.5 million, which was our estimate of the fair market value of the stock on the acquisition date. We accounted for this acquisition as a purchase and, accordingly, the results of operations of Special Teams have been included in our consolidated statements of operations since the date of the acquisition. We determined the fair market values of the acquired intangible assets, which consisted primarily of patented technology and assembled workforce, based on an independent appraisal.

      The net fair value of acquired assets in both the CampusWide and Special Teams acquisitions was $29.5 million.

      In conjunction with the April 2001 sale of our series E convertible preferred stock, we issued an additional 1,368,828 shares of our common stock valued at $6.0 million to the former shareholders of Special Teams, due to price protection provisions in the Special Teams purchase agreement. These shares were accounted for as additional purchase price, which was included in goodwill.

      In January 2002, we acquired the assets and liabilities of Prometheus, a division of The George Washington University, in consideration for 1,086,956 shares of our common stock and a $3.0 million note payable for total purchase consideration of $9.0 million. The note payable accrues interest at 6.5% per annum, payable quarterly. The note provides for three principal payments of $1.0 million each due in July 2003, January 2004 and July 2004. We accounted for this acquisition as a purchase and, accordingly, the results of operations have been included in our statements of operations since the date of the acquisition. We performed an analysis of the fair values of the identifiable intangible assets acquired in this transaction. Based upon this analysis, the fair values of these components exceeded the cost of the acquired business by $559,000. Therefore, we reduced, on a pro-rata basis, the value attributed to the assets acquired. The value we attributed to the identifiable intangible assets acquired included $2.8 million in customer lists, $4.7 million in patented technology and $2.0 million attributed to the non-compete agreement entered into by the parties. The customer lists, patented technology, and non-compete agreement are included in our intangible assets and are being amortized over three years. As a result of the exercise of warrants to purchase shares of our series E convertible preferred stock during 2002, we issued an additional 16,675 shares of our common stock to The George Washington University pursuant to an anti-dilution provision in the Prometheus sales agreement. In addition, we expect to issue an additional 58,160 shares of our common stock to The George Washington University upon the exercise of warrants held by others prior to the consummation of this offering. Because the Prometheus acquisition was closed in January 2002, the pro forma results of operations for the year ended December 31, 2002 are materially the same as those for the period following the acquisition, which are presented in our consolidated statements of operations.

      On January 31, 2003, we acquired the assets and liabilities of SA Cash, a division of Student Advantage, Inc., for $4.5 million in cash and assumed liabilities of $467,000. The acquisition was accounted for as a purchase and, accordingly, the results of operations have been included in the accompanying consolidated statements of operations since the effective date of the acquisition. We performed an analysis of the fair values of the identifiable intangible assets acquired in the transaction. The value attributed to the identifiable intangible assets acquired included $1.3 million in customer lists. The customer lists are included in intangible assets and are being amortized over five years. Because the SA Cash acquisition was closed in January 2003, the pro forma results of operations for the year ended December 31, 2003 are materially the same as those for the period following the acquisition, which are presented in our consolidated statements of operations.

      In August 2003, we invested $150,000 in an international joint venture with CERNET Corporation, a Chinese corporation whose owners include China’s Ministry of Education and ten leading Chinese universities. CERNET is the principal provider of Internet access to universities throughout China. This joint venture was established to market our products and services in China. We own 47% of the joint venture’s voting equity and CERNET owns 53%. We have determined that the joint venture is a variable interest entity under Financial Accounting Standards Board, or FASB, Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51”, and that CERNET is the joint venture’s primary beneficiary. Accordingly, we are not required to consolidate the results of operations and financial condition of the joint venture with ours. The operations and financial position of the joint venture were immaterial to us as of and for the year ended December 31, 2003.

Results of Operations

      The following table sets forth selected statement of operations data expressed as a percentage of total revenues for each of the periods indicated.

	Year Ended
	December 31,

	2001	2002	2003

Revenues:
Product	82%	88%	90%
Professional services	18	12	10

Total revenues	100	100	100
Operating expenses:
Cost of product revenues	33	30	25
Cost of professional services revenues	15	9	7
Research and development	28	15	12
Sales and marketing	61	34	33
General and administrative	29	23	17
Amortization of intangibles resulting from acquisitions	20	8	6
Stock-based compensation	0	1	0

Total operating expenses	186	120	100

Loss from operations	(86)%	(20)%	(0)%

      The following table sets forth, for each component of revenues, the cost of these revenues expressed as a percentage of the related revenues for each of the periods indicated.

	Year Ended
	December 31,

	2001	2002	2003

Cost of product revenues	40%	34%	28%
Cost of professional services revenues	82	76	72

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      Revenues. Our total revenues for the year ended December 31, 2003 were $92.5 million, representing an increase of $22.6 million, or 32.3%, as compared to total revenues of $69.9 million for the year ended December 31, 2002. Product revenues were $83.3 million, representing an increase of $21.9 million, or 35.7%, as compared to product revenues of $61.4 million for the year ended December 31, 2002. This increase was due primarily to an increase in software license revenues and hosting revenues, attributable mainly to a 14% increase in the number of our clients, resulting from sales of new licenses and the retention of a high percentage of existing licenses, and the continued shift from the basic edition of our learning system to the enterprise edition. Enterprise licenses generally have higher average pricing, which normally results in at least twice the contractual value.

      Our total international revenues for the year ended December 31, 2003 were $12.2 million, representing an increase of $3.8 million, or 45.2%, as compared to $8.4 million for the year ended December 31, 2002. The increase was primarily the result of sales of new licenses and the retention of a high percentage of existing licenses due in part to an increase in the size of our international sales force during 2003.

      In addition, professional services revenues were $9.1 million, representing an increase of $607,000, or 7.1%, as compared to professional services revenues of $8.5 million for the year ended December 31, 2002.

The increase in professional services revenues was primarily attributable to an increase in the number of enterprise licensees, which generally purchase greater volumes of our service offerings.

      Cost of product revenues. Our cost of product revenues for the year ended December 31, 2003 was $23.1 million, representing an increase of $2.3 million, or 11.1%, compared to $20.8 million for the year ended December 31, 2002. Cost of product revenues as a percentage of product revenues decreased to 27.7% for the year ended December 31, 2003 from 33.8% for the year ended December 31, 2002, due primarily to lower sublicense costs on the renewal of our licenses. The cost of sublicenses is generally lower after the initial year of the sale.

      Cost of professional services revenues. Our cost of professional services revenues for the year ended December 31, 2003 was $6.6 million, which is relatively unchanged from the $6.5 million for the year ended December 31, 2002. Cost of professional services revenues as a percentage of professional services revenues decreased to 72.5% for the year ended December 31, 2003 from 76.0% for the year ended December 31, 2002.

      Research and development expenses. Our research and development expenses for the year ended December 31, 2003 were $11.4 million, representing an increase of $1.1 million, or 10.7%, as compared to research and development expenses of $10.3 million for the year ended December 31, 2002. This increase was primarily attributable to increased employee costs due primarily to a $1.0 million increase in personnel-related costs in our research and development department for the year ended December 31, 2003 as compared to the prior year.

      Sales and marketing expenses. Our sales and marketing expenses for the year ended December 31, 2003 were $29.9 million, representing an increase of $5.7 million, or 23.6%, as compared to sales and marketing expenses of $24.2 million for the year ended December 31, 2002. This increase was primarily attributable to a $4.1 million increase in personnel-related costs in our sales department.

      General and administrative expenses. Our general and administrative expenses for the year ended December 31, 2003 were $15.7 million, which is relatively unchanged from $16.5 million for the year ended December 31, 2002, due primarily to lower depreciation expense.

      Net interest expense. Our net interest expense for the year ended December 31, 2003 was $470,000, which was relatively unchanged from $509,000 for the prior year. Our interest expense is attributable primarily to our line of credit, the note payable to The George Washington University in connection with the Prometheus acquisition and equipment financing. As of December 31, 2003, the interest rates on our borrowings ranged from 4.5% to 9.0%.

      Income taxes. Our provision for income taxes for the year ended December 31, 2003 was $614,000 compared to $283,000 for the year ended December 31, 2002. This increase was primarily due to higher state income taxes and federal alternative minimum taxes resulting from increased taxable income during 2003.

      Loss before cumulative effect of change in accounting principle. As a result of the foregoing, we reported a loss before the cumulative effect of change in accounting principle of $1.4 million for the year ended December 31, 2003, compared to $15.0 million for the year ended December 31, 2002.

     Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Revenues. Our total revenues for the year ended December 31, 2002 were $69.9 million, representing an increase of $23.2 million, or 49.7%, as compared to total revenues of $46.7 million for the year ended December 31, 2001. Product revenues were $61.4 million, representing an increase of $22.9 million, or 59.5%, as compared to product revenues of $38.5 million for the year ended December 31, 2001. This increase was due primarily to an increase in software license revenues, primarily resulting from sales of new licenses and the retention of a high percentage of existing licenses.

      Our international revenues for the year ended December 31, 2002 were $8.3 million, an increase of $3.6 million, or 76.6%, as compared to revenues of $4.7 million for the year ended December 31, 2001.

The increase was primarily the result of sales of new licenses and the retention of a high percentage of our existing licenses.

      Professional services revenues were $8.5 million, which was relatively unchanged from $8.3 million for the year ended December 31, 2001.

      Cost of product revenues. Our cost of product revenues for the year ended December 31, 2002 was $20.8 million, representing an increase of $5.3 million, or 34.2%, compared to $15.5 million for the year ended December 31, 2001. Cost of product revenues as a percentage of product revenues decreased to 33.8% for the year ended December 31, 2002 from 40.4% for the year ended December 31, 2001, due primarily to lower sublicense costs on the renewal of our licenses. The cost of sublicenses is generally lower after the initial year of the sale.

      Cost of professional services revenues. Our cost of professional services revenues for the year ended December 31, 2002 was $6.5 million, which is relatively unchanged from the $6.8 million for the year ended December 31, 2001. Cost of professional services revenues as a percentage of professional services revenues decreased to 76.0% for the year ended December 31, 2002 from 82.1% for the year ended December 31, 2001.

      Research and development expenses. Our research and development expenses for the year ended December 31, 2002 were $10.3 million, representing a decrease of $2.9 million, or 22.0%, as compared to research and development expenses of $13.2 million for the year ended December 31, 2001. This decrease was primarily attributable to reduced personnel-related costs of approximately $1.8 million during 2002. The decrease in personnel-related costs was primarily due to the elimination of duplicative functions resulting from the integration of our prior acquisitions.

      Sales and marketing expenses. Our sales and marketing expenses for the year ended December 31, 2002 were $24.2 million, representing a decrease of $4.1 million, or 14.5%, as compared to sales and marketing expenses of $28.3 million for the year ended December 31, 2001. This decrease was primarily attributable to a $2.4 million decrease in our corporate marketing activities and a $1.3 million decrease in depreciation expense during 2002.

      General and administrative expenses. Our general and administrative expenses for the year ended December 31, 2002 were $16.5 million, representing an increase of $2.7 million, or 20.0%, as compared to general and administrative expenses of $13.8 million for the year ended December 31, 2001. This increase was primarily attributable to increased personnel-related costs of $1.4 million and an $800,000 increase in depreciation expense.

      Net interest expense. Our net interest expense for the year ended December 31, 2002 was $509,000, representing a decrease of $1.0 million, or 66.7%, as compared to interest expense of $1.5 million for the year ended December 31, 2001. During 2001, we recognized $1.2 million as interest expense for deferred financing costs associated with an acquisition line of credit we entered into in 2000 and closed in 2001.

      Income taxes. Our provision for income taxes for the year ended December 31, 2002 was $283,000, compared to $0 for the year ended December 31, 2001. This increase was primarily due to higher state income taxes resulting from increased taxable income during 2002.

      Loss before cumulative effect of change in accounting principle. As a result of the foregoing, we reported a loss before the cumulative effect of change in accounting principle of $15.0 million for the year ended December 31, 2002, compared to $41.8 million for the year ended December 31, 2001.

Quarterly Financial Information

      The following table sets forth selected statement of operations and cash flow data for each of the quarters in the years ended December 31, 2002 and 2003.

	Quarter Ended

	March 31,	June 30,	September 30,	December 31,
	2002	2002	2002	2002

	(in thousands)
Total revenues	$14,828	$16,601	$19,271	$19,246
Total operating expenses	20,830	20,910	20,970	21,463
Loss from operations	(6,001)	(4,309)	(1,699)	(2,218)
Net loss	(32,953)	(4,585)	(1,793)	(2,320)
Net cash (used in) provided by operating activities	(3,738)	(3,319)	4,655	3,744

	Quarter Ended

	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003

	(in thousands)
Total revenues	$20,181	$22,744	$25,570	$23,983
Total operating expenses	21,992	23,823	24,554	22,450
(Loss) income from operations	(1,811)	(1,080)	1,016	1,534
Net (loss) income	(2,034)	(1,405)	591	1,423
Net cash provided by operating activities	1,755	2,677	5,308	9,660

Liquidity and Capital Resources

      Since our inception, we have financed our activities primarily through the proceeds from private placements of equity securities, totaling $103.5 million through December 31, 2003, as well as borrowings under our commercial lines of credit. During the year ended December 31, 2003, we financed our operating activities and capital expenditures principally from net cash provided by operating activities. At December 31, 2003, we had cash and cash equivalents of $30.5 million.

      We recognize revenues on annually renewable agreements, which results in deferred revenues. Deferred revenues represented a material balance sheet item as of December 31, 2003. The increase in deferred revenues between 2002 and 2003 was primarily due to sales of new licenses and has contributed to our increased cash and cash equivalents and cash flows from operations.

      Net cash provided by operating activities was $19.4 million during the year ended December 31, 2003, an increase of $18.1 million from $1.3 million during the year ended December 31, 2002. This increase was primarily due to the decrease in net loss in 2003.

      Net cash used by investing activities was $9.5 million during the year ended December 31, 2003, an increase of $5.1 million, or 116%, from $4.4 million during the year ended December 31, 2002. This increase in cash usage was primarily due to our payment of the $4.5 million cash purchase price for the SA Cash division of Student Advantage, Inc.

      We estimate that for 2004, our expenditures for property, plant and equipment and other investments will be approximately $6 million in the aggregate. Our capital expenditures have primarily related to equipment replacements and upgrades and other capital improvements to upgrade various systems used throughout our company. We expect that our capital expenditures will increase as we upgrade and expand current equipment and facilities or open new facilities. We expect to be able to fund these capital expenditures with cash generated from operations. At the current time, we have no material commitments for capital expenditures. Our growth strategy, however, includes considering potential acquisitions in the future. To the extent that potential acquisitions are large enough to require financing beyond cash from operations and available borrowings, we may incur additional debt or equity financing, resulting in increased interest expense or dilution to our stockholders.

      Net cash provided by financing activities was $213,000 during the year ended December 31, 2003, a decrease of $3.0 million, or 93.3%, from $3.2 million during the year ended December 31, 2002. This decrease was primarily due to lower incremental borrowings under our line of credit and payments on our note payable during the year ended December 31, 2003 compared to the year ended December 31, 2002.

      We lease all of our facilities. We expect to make future payments on existing leases using cash provided from operations.

      We have an $8.0 million working capital line of credit and a $3.0 million equipment line of credit, each with a commercial bank. The working capital line of credit expires in April 2004. The interest rate on the working capital line is equal to the prime rate plus 0.5%, effectively 4.5% as of December 31, 2003, and the interest rate on new advances under the equipment line is 9.0%. Prior borrowings under the equipment line had interest rates ranging from 6.0% to 9.0%. Pursuant to the terms of this line of credit, we must comply with financial covenants with respect to revenue levels, working capital ratio and profitability. The Company is in compliance with all covenants as of December 31, 2003. If we were not compliant with these covenants, the bank would have the right to accelerate the debt under the equipment and working capital lines of credit. We have pledged all of our assets to secure the working capital line of credit. As of December 31, 2003, $7.9 million and $1.7 million were outstanding on the working capital and equipment lines, respectively, each subject to covenants and restrictions. As of December 31, 2003, we had no additional available borrowings. As of December 31, 2003, we had $2.0 million of debt outstanding in connection with our January 2002 acquisition of Prometheus, a division of The George Washington University. We paid $1.0 million of this debt in January of 2004 and the remainder is due in July 2004. This debt is unsecured and subordinate to our lines of credit, and bears interest at a rate of 6.5% per annum. The George Washington University has the right to accelerate payment of this obligation in full 90 days after the closing of this offering.

      We believe that the net proceeds of this offering, together with our cash from operations and available borrowings under the revolving credit facility, will provide adequate funds for ongoing operations, expansion to new locations, planned capital expenditures and debt service for the foreseeable future.

Contractual Obligations

      As of December 31, 2003, remaining debt principal payments, minimum future rental payments under noncancelable operating leases and rental income from subleases are as follows:

		Operating	Sublease
	Debt	Leases	Income

	(in thousands)
2004	$10,829	$3,000	$131
2005	498	3,000	135
2006	237	3,042	139
2007	—	2,132	131
2008	—	106	—

Total	$11,564	$11,280	$536

Seasonality

      Our operating results normally fluctuate as a result of seasonal variations in our business, principally due to the timing of client budget cycles and student attendance at client facilities. Historically, we have had lower new sales in our first and fourth quarters than in the remainder of our year. Our expenses, however, do not vary significantly with these changes and, as a result, such expenses do not fluctuate significantly on a quarterly basis. Historically, we have performed a disproportionate amount of our professional services, which are recognized as incurred, in our second and third quarters each year. In addition, deferred revenues can vary on a seasonal basis for the same reasons. We expect quarterly fluctuations in operating results to continue as a result of the uneven seasonal demand for our licenses and services offerings. This pattern may change, however, as a result of acquisitions, new market opportunities or new product introductions.

Quantitative and Qualitative Disclosures about Market Risk

      Our principal exposure to market risk relates to changes in interest rates. At December 31, 2003, we had $7.9 million of loans outstanding under our line of credit, which bears interest at a floating rate equal to the prime rate plus 0.5% (4.5% as of December 31, 2003). Every 1.0% increase in the interest rate on this line of credit would add $79,000 per year to our interest expense, assuming no change in our current outstanding borrowing balance.

      The interest rates on our equipment facility are fixed. The fair value of our fixed rate long-term debt is sensitive to interest rate changes. Interest rate changes would result in increases or decreases in the fair value of our debt due to differences between market interest rates and rates in effect at the inception of our debt obligation. Changes in the fair value of our fixed rate debt have no impact on our cash flows or consolidated financial statements.

Recent Accounting Pronouncements

      In 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS 141 was effective for us for purchase business combinations consummated after June 30, 2001. Upon adoption of SFAS 142 on January 1, 2002, we recorded a one-time charge of $26.6 million to reduce the carrying value of our goodwill. This charge is reflected as a cumulative effect of a change in accounting principle in our consolidated statements of operations. We have chosen October 1 as the date to perform our annual impairment analysis.

      In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The application of the provisions of EITF 00-21 did not have a material impact on our consolidated financial statements.

      In January 2003, the FASB issued FIN 46, which requires variable interest entities, often referred to as special purpose entities, or SPEs, to be consolidated if certain criteria are met. FIN 46 was effective upon issuance for all variable interest entities created after January 31, 2003 and effective July 1, 2003 for variable interest entities. In October 2003, the FASB issued FASB Staff Position No. FIN 46-6, “Effective Date of FASB Interpretation No. 46”, which defers the effective date of FIN 46 until December 31, 2003 for variable interest entities that existed prior to February 1, 2003. FIN 46-6, however, also provided that companies could adopt the provisions of FIN 46 effective July 1, 2003 for some or all of the variable interest entities in which they hold an interest. We have adopted the provisions of FIN 46 effective July 1, 2003. Currently, we have not consolidated any variable interest entities, and we do not believe the impact of adopting FIN 46 will have a material impact on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS 150 requires that an issuer classify certain financial instruments as a liability because they embody an obligation of the issuer. The remaining provisions of FAS 150 revise the definition of a liability to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The provisions of SFAS 150 require that any financial instruments that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur be classified as liabilities. Our mandatorily redeemable convertible preferred stock may be converted into common stock at the option of the stockholder, and therefore it is not classified as a liability under the provisions of SFAS 150.

      In August 2003, the FASB ratified the consensus reached by the EITF in Issue 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software”. The issue addressed in this guidance is whether non-software deliverables included in an arrangement that contains software that is more than incidental to the products or services as a whole are included within the scope of SOP 97-2. The application of EITF 03-5 did not have a material impact on our consolidated financial statements during 2003.

BUSINESS

Company Overview

      We are a leading provider of enterprise software applications and related services to the education industry. Our product line consists of five software applications bundled in two suites, the Blackboard Academic Suite and the Blackboard Commerce Suite. We license these products on a renewable basis, typically for an annual term. Our clients include colleges, universities, schools and other education providers, as well as textbook publishers and student-focused merchants who serve these education providers and their students. These clients use our software to integrate technology into the education experience and campus life, and to support activities such as a professor assigning digital materials on a class website; a student collaborating with peers or completing research online; an administrator managing a departmental website; or a merchant conducting cash-free transactions with students and faculty through pre-funded debit accounts.

      Our primary market is the U.S. postsecondary education market, which accounted for approximately 67% of our total revenues for 2003. We also target the international postsecondary and the U.S. K-12 education markets. Representative clients include Fairfax County (Virginia) Public Schools, George Washington University, Louisiana State University, Pearson Education, Inc., Singapore Polytechnic University, Sylvan Learning Systems, Inc. and the Virginia Community College System.

      We believe that our operating history provides us with experience that enables us to analyze and address the needs of the education industry. We began operations in 1997 as a primary contractor to an education industry technical standards organization. In 1998, we acquired CourseInfo LLC, which had developed an internal online learning system used by faculty at Cornell University, and had begun marketing its technology to universities and school districts in the United States and Canada. Since the time of our acquisition of CourseInfo, we have grown from approximately 26 licenses of one software application as of December 31, 1998 to more than 2,600 licenses of five software applications, in two suites, serving approximately 12 million end users as of December 31, 2003.

      Our software applications can be installed locally at a client site or hosted centrally in our data centers. As of December 31, 2003, approximately 90% of our installations were installed locally and 10% were hosted by us. As of December 31, 2003, more than 2,000 clients in more than 50 countries held more than 2,600 licenses of our software. We count a university or school district as a single client even if it includes multiple entities that are separately licensing our products. We count each license for any one of our software applications as a separate license. As a result, it is possible for a single client to have multiple licenses.

      According to a 2003 independent national market share report by MDR, the Blackboard Learning System, our flagship online learning product, is the most widely adopted course management system among the U.S. postsecondary institutions that use products of this type. In addition, as of December 31, 2003:

•	Sixteen educational publishers had developed more than 2,500 digital course supplements that are designed for delivery to students through our products;

•	More than 190 clients and independent software vendors had joined our Blackboard Building Blocks program to create third-party applications that extend the functionality of our products;

•	We estimate, based on data provided by some of our clients, that our clients used our products to process more than $750 million in payments by their students both on- and off-campus in 2003; and

•	More than 600 local independent off-campus merchants use our transaction systems to process student commerce charges.

Industry Overview

      We believe that the global education industry is large, complex and changing rapidly due in part to the accelerating adoption of information technology. According to the U.S. Department of Education, overall annual spending on education in the United States, including postsecondary and K-12 education, was $745 billion in the 2001-2002 school year. In addition, Gartner, Inc., an independent market research firm, estimates that worldwide spending on hardware, internal services, information technology services and software in the education industry was $34.0 billion in 2003. Colleges and universities are among the most Internet-connected institutions, and serve student and faculty communities that increasingly expect technology to play a major role in their academic experience. In addition, we believe that education providers industry-wide face increasing pressure from the dual trends of competition and accountability that underlie many federal and state education policy initiatives.

      We serve three primary education markets:

     U.S. Postsecondary Education

      The U.S. postsecondary education market, consisting primarily of colleges and universities, is currently our core market. According to the U.S. Department of Education, in the 2002-2003 school year, the U.S. postsecondary education market consisted of more than 6,300 institutions, serving more than 15 million students. Gartner, Inc. estimates that U.S. postsecondary education institutions spent approximately $9.3 billion in 2003 on hardware, internal services, information technology services and software. College textbook publishers and thousands of independent on- and off-campus retailers who serve students, teachers and administrators at or near college and university campuses are also important components of the U.S. postsecondary market. We believe that the U.S. postsecondary education market is an attractive market for the following reasons:

•	Many postsecondary institutions have wired their campuses for Internet access and serve students who use the Internet regularly. According to a 2003 study by The Campus Computing Project, a continuing study of the role of information technology in postsecondary education, more than 83% of the residence hall rooms on U.S. college campuses have one or more network connections and more than 98% of faculty offices are connected to the campus network or have Internet access. According to a 2002 study by Student Monitor LLC, a market research firm, 83% of students at U.S. colleges and universities access the Internet daily.

•	Many postsecondary institutions lack critical Internet-enabled applications. While postsecondary education institutions helped to develop the Internet, and their faculty and students increasingly demand Web-enabled services, many colleges and universities still lack important Internet-enabled academic and administrative applications. According to the study by The Campus Computing Project, only 37% of U.S. college classes had a course website. Furthermore, The Campus Computing Project found that information technology officers at postsecondary education institutions cite the integration of information technology into instruction as one of their greatest priorities. The Campus Computing Project further estimates that in 2003 only 28% of campuses had deployed an enterprise information portal and 54% can process credit card payments from the campus website. Where Web-enabled applications do exist, we believe that they are often fragmented and lack integration.

•	Vendors such as education publishers and local campus merchants depend on the spending of students and faculty, and increasingly require interoperability with their clients’ systems. The National Association of College Stores, a membership organization for retail merchants focused on the postsecondary education market, estimates that the college course material industry in the United States and Canada was more than $7.8 billion for the 2001-2002 school year. We believe that the Internet is driving demand for electronic curriculum products in addition to traditional textbooks. These products often require interoperability with an institution’s online learning system in order to authenticate users, interchange tracking and performance data and perform other critical functions. In addition to academic material, U.S. postsecondary students spend approximately

$53.9 billion annually on discretionary items, according to a February 2003 study by Harris Interactive Inc.

•	Online distance learning applications are increasingly being employed by higher education institutions to meet the growing demands of students. Eduventures, Inc., an education consulting and research firm, estimates that 350,000 students, or slightly less than 2% of the total postsecondary student population, were enrolled in online distance learning programs in 2002 and that this market will grow from $2.5 billion in the 2002-2003 school year to more than $4.2 billion in the 2004-2005 school year, representing a compound annual growth rate of 31%. We believe that this growth is being driven both by colleges and universities that are seeking new ways to serve a growing student population while limiting the cost of adding new facilities, as well as by students, a growing number of whom are working adults seeking the flexibility of an online educational program.

     International Postsecondary Education

      The Career College Association, a membership organization of universities, colleges and schools, reported that in 2003 the postsecondary education market outside the United States consisted of approximately 10,500 institutions, serving approximately 68 million students. Gartner, Inc. estimates that non-U.S. annual spending in the postsecondary education market on hardware, internal services, information technology services and software was $12.1 billion in 2003. According to our own analysis, approximately 12 international markets, including the United Kingdom, Germany and Japan, account for more than 80% of this information technology spending, and we believe that these markets represent the most attractive international prospects for our products and services. We believe that the international postsecondary education market represents a significant expansion market for the following reasons:

•	Educational institutions in many other countries have mature technology budgets and face many of the same challenges as their U.S. counterparts. We believe that network access at postsecondary education institutions in countries such as the United Kingdom, Japan and Australia equal or exceed those of their counterparts in the United States. We believe that in Japan, the number of postsecondary institutions per capita equals that in the United States. In addition, we believe these markets are similar to those in the United States in several other important ways, such as competition for students, a desire to be more student-friendly and technology-oriented in their service delivery and a need to track and report performance data for internal or regulatory evaluation.

•	Countries with less mature postsecondary education markets are experiencing growing support and demand for increasing the role of technology in education. We believe that in many countries, such as China and India, the postsecondary education market is underdeveloped, particularly in light of the eligible population and the cultural and economic importance of education. In China, for example, we believe the decreasing price of Internet access and an increasingly competitive job market favor education technologies. In addition, we believe that universities in China have increasingly provided distance learning as they receive licenses from China’s Ministry of Education. In addition, the Ministry of Education’s support for broader access to postsecondary education has included investments in distance learning initiatives such as CERNET, the principal provider of Internet access to universities throughout China.

     U.S. K-12 Education

      The National Center for Education Statistics, a division of the U.S. Department of Education, estimated that the total spending was $454 billion in the 2001-2002 school year in the U.S. K-12 education market, consisting of more than 14,200 public school districts, more than 47 million students and more than 2.9 million teachers, together with an additional 5.9 million students attending private elementary and secondary schools. The K-12 education publishing market and the curriculum software application market also represent important components of the overall K-12 education market. We believe that the U.S. K-12 education market is an attractive expansion market for the following reasons:

•	School districts represent a large technology market and increasingly serve students and parents who are technologically sophisticated. Gartner, Inc. estimates that in 2003 the U.S. K-12 market spent $7.0 billion on hardware, internal services, information technology services and software. The U.S. K-12 market has a student enrollment base that is more than three times larger than the U.S. postsecondary market, according to the National Center for Education Statistics.

•	The technology decisions of postsecondary institutions influence U.S. K-12 education providers. As a result of the credentialing requirements that govern the teaching profession in the United States, most teachers enter school districts after spending time at a postsecondary education institution. We believe that as these new teachers develop an appreciation for the capabilities of online learning products at the postsecondary level, they will encourage the adoption of similar technologies at the K-12 level.

•	An increasing emphasis on accountability and evaluation by states and the federal government will drive increased adoption of technology in the education industry. The federal No Child Left Behind Act of 2001 and similar education reforms at the state level focus on educational accountability and place significant emphasis on performance standards for students and teachers. The U.S. Department of Education has allocated funds for fiscal year 2004 for technology spending to assist in the further integration of technology into the U.S. K-12 learning environment.

•	Specialized distance learning programs, such as virtual schools and teacher professional development, are growing in popularity. Several states currently operate online K-12 learning programs, known as virtual schools, that provide core, remedial or gifted instruction to students who are home-bound or have special needs and opportunities, such as advanced placement courses. According to a 2002 study by The Peak Group, LLC, an industry research group, the total number of students in identifiable U.S. K-12 virtual school programs, which include non-credit courses such as advanced placement reviews and state test preparation courses, is expected to grow from 275,000 in the 2001-2002 school year to 1.1 million in the 2004-2005 school year, a compound annual growth rate of 58%. We believe that distance learning is also being used increasingly for professional development training of teachers.

Education Industry Challenges

      Colleges, universities, schools and other education providers face several significant challenges as they seek to take advantage of the potential of the Internet for providing education services. These institutions are under increasing pressure to accommodate the rising number of students and working adults seeking education, while at the same time designing more flexible and efficient methods of delivering education services. In response, we believe that many institutions are seeking to utilize technology and Internet-based applications to increase enrollment, improve learning, flexibility and their overall competitiveness serving technology-oriented students. When implementing this strategy, however, institutions frequently encounter a number of technology-related challenges, including:

•	The need for widely adopted Web applications with broad functionality. Many education institutions lack enterprise software applications that provide important functions such as online support of teaching and learning, extracurricular activities and online commerce. Although some institutions have internally developed individual applications, these applications have not been widely adopted because of their high cost to install, integrate, use and support. In addition, we believe that these applications typically lack the ease of use and professional look-and-feel that is often an important factor given the large end-user community of a typical university or school, and the varied levels of technology expertise within that community.

•	Integrating disparate and disconnected systems and software. In many institutions, important institutional services are provided by existing stand-alone systems that are fragmented among several administrative and academic departments on campus. This results in duplicative data and costly maintenance. We believe that the need to integrate systems, automate data flows and organize the student and faculty experience around a cohesive Web navigation system requires commercial applications that allow easy customization and enhancement with support from a well-established professional services organization. In addition, we believe that institutions want to reduce the number of incompatible systems they adopt, which will lead them to adopt suites of products rather than stand-alone systems that address a single need.

•	Scaling to meet high-volume usage. Unlike administrative systems that typically serve only a small number of staff, the daily community-wide usage of applications, such as transaction processing and online learning systems, requires a technology solution that is highly scalable. Instability or downtime disrupts the education experience, lowers student satisfaction and, in the case of distance learning programs, can cause costly disruptions. Institutions need applications that provide high-demand Web features and are designed to scale and serve peaks in usage.

•	Need for broadly supported applications. Because of the continuously evolving needs of educational institutions and the pressures faced by their internal information technology staffs, we believe that the education industry requires applications that benefit from the availability of many third-party enhancements. We also believe that internally developed or single-purpose products do not enjoy the widespread industry adoption that is necessary to foster a community of third-party developers dedicated to creating expanded features and capabilities.

      Our enterprise software applications address these common challenges, enabling colleges, universities and schools to integrate technology into the daily experience of their students. We make our software applications available either individually or packaged together in two major suites, and support them with hosting, integration, training, transaction processing and other client services.

Our Competitive Strengths

      We believe that the following competitive strengths have enabled us to become a leading provider of enterprise software applications and related services to the education industry and will continue to enhance our leadership position and contribute to our growth in the future:

•	Leading market position in U.S. postsecondary education. According to 2003 studies by MDR and EDUCAUSE, our online learning application is the most widely adopted course management system among U.S. postsecondary institutions using products of this type. The U.S. postsecondary market is currently our primary focus, although we have a growing presence in international colleges and universities as well as the U.S. K-12 market. Since our formation, we have developed software applications that are specifically tailored to academic institutions. As a result of our experience, we believe that we possess a deep understanding of the software needs of education providers, as well as a strong reputation within the postsecondary community, which places a high degree of value on client references in the sale process.

•	Broad product offering and functionality. During the past six years, we have expanded our product offering from a single, basic learning application to five enterprise software applications that serve a broad variety of academic and commerce needs. We update our products on a regular basis, use client feedback to develop new improvements, and focus extensively on the ease of use of our applications when introducing new capabilities. Our applications use accepted, non-proprietary industry standards to communicate with other software systems throughout an institution, and we provide a free software development kit to facilitate the integration of other software systems with our products. This permits a client to integrate our applications with its existing back-office systems, databases, application servers and Web content. In addition, most of our products share a common Web look-and-feel, and most can be managed with one integrated system administration environment.

•	Ease of use and accessibility. Our products are designed to emphasize ease of use for professors, administrators and students, enabling them to adopt and interact with our products quickly and without extensive training. We believe that our software, when deployed by an institution, quickly becomes an integral part of the daily routine of its students and instructors. We also believe that the accessibility of our products, and their widespread adoption by the users throughout our clients’ communities, lead to significant loyalty to our products among students, professors and administrators at our client institutions, as well as third party merchants who interact with these constituents. The intuitive nature of our products also enables them to be launched without expensive or lengthy professional services and integration projects.

•	Focus on client needs. We seek to ensure that each of our existing clients is satisfied with our products and its ongoing experience with us as a vendor. By promoting collaboration among our sales and marketing staff and product development group, we focus new development efforts on what we believe are the most critical needs of our client base. Prior to the release of any new application or upgrade, we invest in product testing and quality assurance, including functionality, high-usage performance and integration with related applications. We also maintain a specialized technical support staff to assist administrative users with questions regarding our products, which is available 24 hours a day, seven days a week by phone or email. Finally, our sales force includes a group of dedicated account managers who focus on providing consistent attention to our existing clients.

•	Scalable architecture and ease of implementation. Our applications use widely adopted Internet technologies that provide our clients with the ability to scale to meet their growing volume requirements as adoption increases within an institution. For example, a single installation of the Blackboard Learning System software application is currently serving as many as 200,000 active users. We use a flexible software architecture built on commonly used Web servers and enterprise database applications to allow institutions the option of enabling all or any combination of the available features on different servers. This design permits us to introduce additional features on an ongoing basis without the need for multiple installations, which reduces implementation costs and time for our clients.

•	Widely supported technology platform. Our products are widely deployed and, as a result, benefit from an active developer community and end users who are familiar with our applications and programming code. We support and benefit from the work of this active developer community, which creates both open source and proprietary extensions to our products. These extensions typically either expand on a particular feature set in more depth or add new capabilities to our applications designed for a specific set of users. All of our software applications are based on our Blackboard Building Blocks architecture, which allows institutions to download, install and manage third-party extensions. As of December 31, 2003, more than 190 clients and independent software vendors had joined our developer program to create third-party applications that add functionality to our products and several client-managed online communities exist to foster open source development of enhancements to our products as well. In addition, more than 2,500 digital course supplements designed for delivery through our products were available from 16 education publishers.

Our Growth Strategy

      We seek to capitalize on our position as a leader in our market to grow our business by supporting several key aspects of education, including teaching, learning, commerce and campus life. In pursuing this goal, we seek to expand our market share, increase the value derived from each of our client relationships and broaden the number of publishers, merchants and software developers that rely on our applications to conduct their business with institutions and students. Specific elements of our growth strategy include:

•	Increasing penetration of the U.S. postsecondary market. We intend to capitalize on our experience in the U.S. postsecondary education market to further enhance our leadership position in this market. We expect that the U.S. postsecondary education market will remain our primary market in the near term, and intend to continue expanding our sales and marketing efforts to support and grow our position in this market. We also intend to use our industry experience, focus on client satisfaction and our other competitive strengths to drive increasing usage by clients of all applications within our product suites, and to continue building brand recognition among our user groups. While we have been reported to provide the most widely adopted course management system among U.S. postsecondary institutions using products of this type, we were licensing one or more of our applications to only 1,100 of the more than 6,300 U.S. postsecondary institutions as of December 31, 2003. We believe that significant opportunities remain for us to sell our products to new clients in this market.

•	Growing annual license revenues. We intend to increase annual license revenues with existing clients by upgrading current products, cross-selling complementary applications and focusing on client satisfaction. We believe that substantial opportunities exist for us to sell new product licenses to our existing client base, both by offering additional applications from within the Blackboard Academic Suite or Blackboard Commerce Suite, and by cross-selling each of these application suites to users of only one suite. To achieve this, we intend to use a combination of our account managers, who are familiar with our clients’ current systems and their needs, and systems engineers, who possess technical expertise in the advanced capabilities of each application, to increase our clients’ use of our applications. In addition to focusing on license renewals, our account representatives work to upgrade current licenses and sell new annual licenses for our complementary applications. As of December 31, 2003, less than 5% of our clients licensed more than two of our five applications.

•	Offering new products to our target markets. During the past six years, we have expanded our product line from a single learning application to five distinct but integrated software applications, with added functionality in content management, portal technology, transaction processing and third-party merchant commerce capabilities. Using feedback gathered from our clients, as well as from our sales and technical support groups, we also intend to continue developing and offering new upgrades, applications and application suites to increase our presence on campuses and expand the value provided to our clients. By promoting collaboration among our sales and marketing staff and product development group, we focus new development efforts on what we believe to be our clients’ most critical needs. For example, in March 2004 we released the Blackboard Content System, our enterprise content management application, which is designed to further extend the functionality of the Blackboard Academic Suite.

•	Increasing sales to international postsecondary and U.S. K-12 markets. We intend to continue to expand sales and marketing efforts to increase sales of our applications to international postsecondary institutions, as well as U.S. K-12 schools. Currently, our international growth efforts are focused primarily on Canada and eleven other countries in Europe and Asia. We are targeting both English speaking markets, which are able to use all of the applications in our Blackboard Academic Suite, as well as non-English speaking markets, for which we offer a multi-language version of the Blackboard Learning System. In the United States, we intend to increase sales and marketing activities to K-12 institutions by focusing on state-level agencies, regional school authorities and the 1,000 largest school districts. As of December 31, 2003, we had more than 420 clients outside of the United States and more than 330 U.S. K-12 clients.

•	Pursuing strategic relationships and acquisition opportunities. We intend to continue pursuing strategic relationships with industry leaders that enhance the technological features of our products, that increase the number of users who interact using our applications on a regular basis or that provide specialized learning applications or content that integrates with our products. Also, we will selectively consider acquisitions of, and investments in, companies or joint ventures that offer complementary products, services and technologies that further develop our business or broaden the scope of our product offerings into other areas. Since our founding in 1997, we have acquired five companies and invested in one Chinese joint venture.

Products and Services

      We have created a broad product line of enterprise software applications for the education industry. The industry awards won by our products in 2002 include The Software & Information Industry

Association’s “Codie” Award for the Best Postsecondary Instructional Solution for our Blackboard Learning System, and University Business Magazine’s “EDUCAUSE 2002 Show Stopper Award” for our Blackboard Portal System.

      Clients can license our enterprise software applications individually or bundled into one of two suites, the Blackboard Academic Suite and the Blackboard Commerce Suite. We offer the Blackboard Academic Suite in all of our markets, and currently offer the Blackboard Commerce Suite in the U.S. and Canadian postsecondary markets. We also sometimes serve as an application service provider, offering hosting for our clients that prefer to outsource the management of the hardware, bandwidth and servers necessary to run our applications. In addition to our products, we offer a variety of professional services that help clients maximize the benefit received from our products, including project management, custom application development and training.

The Blackboard Academic Suite

      The Blackboard Academic Suite provides a scalable and easy-to-use technology platform for delivering education online, managing digital content and aggregating access to tools, information and content through an integrated Web portal environment. The applications that make up the Blackboard Academic Suite are:

•	the Blackboard Learning System;

•	the Blackboard Portal System; and

•	the Blackboard Content System.

Blackboard Learning System

      The Blackboard Learning System allows education providers to support a feature-rich online teaching and learning environment that can be used to augment a classroom-based program or for distance learning. The major capabilities of the Blackboard Learning System include:

•	Learning environment. Instructors can post syllabi and course materials, including documents, graphics, audio, video and multimedia; manage course communication through integrated email, discussion forums and live virtual classrooms; facilitate group collaboration, communication and file-sharing; create, deliver and automatically score online assignments and tests; and report grades and other information to students. Additional capabilities are available through the integration of third-party Blackboard Building Blocks tools developed by our clients or independent parties.

•	Integration with existing systems. Built on an enterprise Java architecture, the Blackboard Learning System is capable of supporting multiple end users in a high-usage environment. Our products can be integrated with existing campus student information systems and campus registrar’s systems to access the user, course and enrollment information stored throughout the institution.

•	System administration. User categories, or roles, are definable across the features of our products, including the ability to designate access parameters for all roles and set access policies for guest accounts and observers, such as parents, advisors, mentors and supervisors. System administrators can use both standard and customizable reporting templates to define user roles. The appearance and configuration of our products are customizable by each client for multiple independent user populations on the same system hardware and database. For example, different professional schools at a university or different schools in a school district could separately customize and manage our products for their respective users.

      The Blackboard Learning System is also available in two other versions that address the needs of specific client communities in the education market: the Blackboard Learning System-Basic Edition is a stand-alone, entry-level version of the Blackboard Learning System suitable for small-scale implementations; and the Blackboard Learning System ML is our multi-language version, which currently supports 12 language configurations that we sell separately.

Blackboard Portal System

      The Blackboard Portal System is an enterprise information portal application designed specifically for the education industry. As part of the Blackboard Academic Suite, the Blackboard Portal System extends the Blackboard Learning System to include functionality for student organizations, faculty and staff, departmental collaboration, information distribution and single sign-on access to existing administrative systems. The major academic capabilities of the Blackboard Portal System include:

•	Customizable portal environment. The Blackboard Portal System enables institutions to provide their users, such as students, faculty and administrators, access through a customizable Web portal to multiple content sources, campus services, administrative systems and personal information management tools, such as email and calendar. Each institution can configure the Blackboard Portal System to provide a variety of tools and information, including news, course-specific information, such as announcements, campus tools, such as library search, and other customizable services. In addition, each user can customize the Blackboard Portal System according to his or her needs and preferences.

•	Community and communication tools. The Blackboard Portal System facilitates campus discussion boards that are accessible by all users on the campus. Additionally, clients can define dedicated online sites allowing departments, clubs and other campus organizations to distribute content, manage communication with their organization members and provide for online collaboration among the members of such organizations.

•	Single sign-on access. The Blackboard Portal System can act as the single sign-on access to a variety of campus systems, eliminating the need for multiple access points and identification verifications. Institutions and independent software vendors can create custom portal applications that provide views into content and data from other systems or integrate other applications.

Blackboard Content System

      The Blackboard Content System, which we released in March 2004, provides enterprise content management capabilities. The application supports teaching, learning, research, archival, extracurricular and departmental activities that require the central management, tagging, sharing and re-use of electronic files, such as scanned manuscripts, lecture notes for multiple sections of a course and departmental mission statements. The major capabilities of the Blackboard Content System include:

•	Virtual hard drive. Institutions can provide students, faculty and staff with Web-based file storage space from any computer with Internet access. Users can store and share files, track versions and synchronize those files with their own computer using the HTTP extensions for distributed authoring, known as the Web directory and versioning protocol, or WebDAV. To assure appropriate usage of the file space, administrators can manage disk space quotas and set bandwidth controls.

•	Learning content management. Instructors can manage versions of documents and other course material and can re-use content across courses. Institutions can create content repositories at departmental, school and institutional levels to facilitate the sharing and searching of digital content.

•	Library digital asset management. Librarians can create and manage collections of digital content for use by specific courses, disciplines or the entire institution. This content can be indexed and searched through the library’s online catalog searches.

•	Electronic portfolios. Users can collect and organize their academic work as electronic portfolios, which can be shared with other users on the system, as well as published externally. These portfolios can be used for academic assignments, curriculum development and standards alignment for K-12 classes, or professional development, such as résumés and job applications.

The Blackboard Commerce Suite

      The Blackboard Commerce Suite can be used for on- and off-campus commerce, online e-commerce, meal plan administration, vending, laundry services, copy and print management and student and staff identification. The applications that make up the Blackboard Commerce Suite are:

•	the Blackboard Transaction System;

•	the Blackboard Portal System; and

•	Blackboard One.

Blackboard Transaction System

      The Blackboard Transaction System is an enterprise software application that we license along with various hardware to allow clients to establish an integrated student debit account program for charging incidental expenses such as meals and academic materials, typically using the campus ID card. The hardware that we sell as part of the Blackboard Transaction System includes servers, cards, card readers and point-of-sale devices. The Blackboard Transaction System can also support activities such as facilities access and identity verification. The principal features of the Blackboard Transaction System include:

•	Commerce. The Blackboard Transaction System’s transaction processing capabilities support the creation and management of student debit accounts, as well as the processing of payments against those accounts using student ID cards on campus, such as in dining facilities, vending machines, copy machines and bookstores, off-campus and online. Our clients use the Blackboard Transaction System to manage point-of-sale transactions, such as prepaid debit cards, meal plan administration, cash equivalency, privilege verification and discounts, and self-service or unattended transactions, such as vending, laundry, printing and copying and parking.

•	Activities management and security. The access-rights capabilities of the Blackboard Transaction System enable a variety of applications using the client’s investment in a single-card environment for commerce. These include event admission, student government voting, wireless verification on buses, library authorization and computer lab access and tracking. In addition, the system interfaces directly with door access points to manage identification and secure access control to facilities using the same student ID card.

Blackboard Portal System

      In addition to the functionalities it provides as part of the Blackboard Academic Suite, the Blackboard Portal System enables additional transaction capabilities when licensed as part of the Blackboard Commerce Suite, including:

•	Storefront development. The Blackboard Portal System enables campus business units and student organizations to charge fees, which may be paid with the student debit account. Users can activate template-driven tools that allow them to describe, price, display and charge for an item all within the campus portal environment. Uses include campus bookstore online purchases, athletics and event tickets, library fees and parking fees.

•	Web account management. Through an online account, end users can manage a variety of activities, including online deposits, remote account access by parents, balance inquiries, transaction history statements and lost and stolen card reports.

Blackboard One

      Blackboard One is bundled with the Blackboard Transaction System and enables students and faculty to use their university ID cards as a form of payment off-campus. We recruit local merchants to accept student debit accounts as a form of payment and facilitate the processing of transactions by third-party merchants that use the Blackboard Transaction System. By utilizing the existing Blackboard Transaction

System debit account at the university, Blackboard One provides students with a secure, cashless and convenient way to make purchases while assuring parents that their funds will be spent within a university-approved merchant network. We develop the off-campus merchant network on behalf of each university and manage the program, from merchant acquisition and funds settlement to transaction terminal support. Also, if requested by the client, we simultaneously conduct customized marketing campaigns designed to build the card program brand and increase deposits into the accounts.

Professional Services

      Our professional services support the implementation and maintenance of the educational environment in order to help clients maximize the value of our various enterprise software applications. Our services group offers:

•	project management;

•	installation and configuration;

•	integration of our applications with existing campus systems;

•	user interface customization;

•	course and content migration; and

•	custom Blackboard Building Blocks application development.

      Training is available online and on-site for both the Blackboard Academic Suite and the Blackboard Commerce Suite, as is instructional design consulting for the Blackboard Academic Suite.

Technology

Supported Technologies and Industry Standards

      Our software applications run on a variety of widely adopted software technology platforms. All three applications in the Blackboard Academic Suite are tested and supported on three server operating systems: Microsoft Windows, Red Hat Linux and Sun Solaris. On the Microsoft Windows server operating system, the software applications in the Blackboard Academic Suite use the Microsoft Internet Information Server and the Microsoft SQL Server database. On the Red Hat Linux and Sun Solaris server operating systems, these software applications use the Apache Web server and Oracle database. These software applications use Tomcat, from The Apache Software Foundation, as the application server on all server operating system configurations. The application code used to develop the Blackboard Academic Suite is primarily server-side Java, following an industry standard object-oriented, Web application architecture. We also use the Perl programming language to develop some end user tools and application subsystems for the Blackboard Academic Suite and rely on XML-based education industry technology specifications, such as the IMS Content Packaging 1.1 and SCORM 1.2 specifications published by the Global Instructional Management System Consortium and the U.S. Department of Defense’s Advanced Distributed Learning Network, respectively.

      The Blackboard Transaction System is tested and supported on two server operating systems, Microsoft Windows and HP-UX Unix. On the Microsoft Windows server operating system, Oracle is the supported database and the HP-UX version uses a standard flat-file data storage scheme. The majority of the Blackboard Transaction System is coded in the C/ C++ programming language with some portions making use of the Delphi programming language. The Blackboard Transaction System supports transaction processing over both serial and TCP/ IP connections.

      We believe that our use of widely accepted open standards and widely deployed industry technologies makes our products easier to implement in existing technology environments.

Scalable Architecture

      Our software applications are designed and engineered to scale to meet client needs. For example, a single installation of the Blackboard Learning System software application is serving as many as 200,000 active users. The Blackboard Academic Suite supports separate application and database servers to improve performance. We support load-balancing through the deployment of additional application servers running on widely available hardware. As a client’s usage grows, it can also add additional storage systems or connect to storage area networks. The Blackboard Transaction System architecture allows for a dedicated transaction processing server to provide high availability for large volumes of transaction processing. Our services are available to help clients develop an appropriate configuration that will scale to meet their needs over time.

Security and Data Privacy

      We are committed to helping protect the security of personal information. We use a variety of security technologies and procedures to help protect personal information from unauthorized access, use or disclosure. To prevent unauthorized access, maintain data accuracy and ensure the correct use of information, we have implemented appropriate physical, electronic and managerial procedures to safeguard and secure the information we and our clients collect online. For example, we store the personal information provided by users of installations that we host in our data centers on computer servers located in controlled facilities. Our software applications adhere to industry practices for transmitting sensitive personal information, such as credit card numbers, social security numbers or grades, over the Internet by implementing encryption methods such as the Secure Sockets Layer protocol and access controls to protect student data. Our software provides configurable methods of authentication that allow our applications to interoperate with a client’s existing authentication and identification databases, thereby simplifying the number of different applications that require separate access management procedures.

Web-Based Systems

      All of the features of the Blackboard Academic Suite and some of the features of the Blackboard Commerce Suite can be accessed by the end-user through a Web browser. The Blackboard Academic Suite requires no installation of custom software on a user’s computer. Supported client-side browser technologies include various versions of the Microsoft Internet Explorer and Netscape browsers on the Microsoft Windows operating system and the Apple Safari browser on the Apple Mac OS operating system. Some management features of the Blackboard Transaction System are accessed through a custom desktop software application, while others, such as point-of-sale transaction processing, involve the use of a magnetic stripe card.

Integration

      Both of our application suites integrate with third-party enterprise information systems deployed by clients. Our software applications support application integration through built-in tools that are part of our applications, as well as through application programming interfaces, or APIs, and integration specifications that we make public. For example, the Blackboard Academic Suite provides Web-based tools to configure whichever authentication system a client might wish to use to control access to the application, including support for LDAP, Microsoft Active Directory or Web server-delegated authentication. Client administrative systems, such as those that manage course registration, can be integrated to enable automatic creation and management of user accounts, courses and enrollments. Our software applications provide standard integration tools to simplify the integration process with popular administrative system vendors, such as Datatel, Inc. and PeopleSoft, Inc. Our Blackboard Transaction System specifications allow for the passing of account information to third party access and security systems, as well as the development of transaction interfaces to third-party point-of-sale and vending devices. Many of our integration tools, APIs and integrations are supported through our Blackboard Building Blocks program and our Blackboard Developer Network.

Clients

      As of December 31, 2003, our software products and services were actively used in more than 2,000 colleges, universities, school districts and other organizations, located in all 50 states in the United States and in 34 other countries. We estimate that during 2003 approximately 12 million students, faculty and other individuals worldwide used our products to teach, learn, communicate, collaborate and conduct transactions. No single client accounted for more than 5% of our total revenues for the years ended December 31, 2001, 2002 or 2003.

      The following current clients represented ten of our largest clients within the U.S. postsecondary market for the year ended December 31, 2003, measured by revenues and listed alphabetically:

California State University System	State University of West Georgia
George Washington University	Sylvan Learning Systems, Inc.
Georgia Virtual Technical College	Temple University
Louisiana State University	University of Pittsburgh
Smith College	Virginia Community College System

      The following current clients represented ten of our largest clients outside the U.S. postsecondary market for the year ended December 31, 2003, measured by revenues and listed alphabetically:

Apex Learning Inc.	LexisNexis, a division of Reed Elsevier Inc.
Educational Testing Services	Pearson Education, Inc.
Elsevier B.V.	Spectrum Pacific Learning, LLC
Fairfax County Public Schools	SURFdiensten B.V. (a consortium of universities)
Houghton Mifflin Company	Thomson Learning, a division of The Thomson Corporation

Client Case Studies

      The following case studies illustrate how some representative clients are using our products to deliver online teaching, learning and student services:

      Princeton University. Princeton University is a private university located in Princeton, New Jersey, and a member of the Ivy League. For the 2003-2004 academic year, Princeton University enrolled approximately 6,800 undergraduate and graduate students. Competing for many of the top students in the world, Princeton sought a vendor that could provide software applications to enhance its academic and extracurricular activities. In June 1999, Princeton licensed the Blackboard Learning System to develop and manage course websites and provide features such as online announcements, quizzes, lecture notes, discussion boards and gradebooks. It adopted the Blackboard Portal System in March 2001, and in December 2003, adopted the full Blackboard Academic Suite when it licensed the Blackboard Content System prior to its release. Princeton also uses the Blackboard Transaction System, which it adopted in August 2000. During the 2002-2003 academic year, Princeton used our products to manage Web-based learning environments for 957 courses, with more than 6,700 users.

      Quinnipiac University. Quinnipiac University is a private university located in Hamden, Connecticut, that serves more than 7,000 undergraduate students. During the past five years, Quinnipiac has sought to strengthen its academic programs and increase its admissions selectivity. To achieve this objective, Quinnipiac engaged in a series of technology and student service investments that it believed would increase the quality and attractiveness of its education programs. In January 2000, Quinnipiac licensed the Blackboard Transaction System and in August 2000 implemented Blackboard One to link its student debit account system to local merchants in the surrounding community, thereby increasing the variety of student retail options for food, books and other products. To encourage the use of the Internet as an enhancement to its classroom instruction, in April 2000, Quinnipiac licensed the Blackboard Learning System. To support its student organizations and provide a comprehensive website for current students to access various online services, in December 2001, Quinnipiac licensed the Blackboard Portal System, During the 2002-2003 academic year, Quinnipiac supported online learning activities for 260 instructors, 5,000 students and 550 courses per semester.

      Sylvan Learning Systems, Inc. Sylvan Learning Systems is a large, publicly traded for-profit postsecondary education company. Sylvan’s network of institutions offers non-traditional students the convenience and flexibility of campus-based and distance learning programs at the undergraduate, masters and Ph.D degree levels. Sylvan identified its online higher education unit as one of several strategic initiatives. In July 2002, Sylvan sought a technology provider that could provide a course platform that was easy to use, scalable and had an acceptable software fee structure. Sylvan first licensed the Blackboard Learning System in its Onlinelearning.net business unit in February 1999, and then expanded its relationship with us throughout its domestic higher education units. During the 2002-2003 academic year, Sylvan’s Online Higher Education divisions used our products to offer thousands of Web-based distance learning courses.

      Instituto Tecnológico y de Estudios Superiores de Monterrey. Instituto Tecnológico y de Estudios Superiores de Monterrey is a private university system with 33 campuses located in 29 cities throughout Mexico and regional sites across North, Central and South America and Europe. In 1995, Tecnológico de Monterrey developed a new education model designed to carry out its mission of educating individuals committed to the social, economic and political improvements of their communities. Central to the development of the new model was the use of technology and the Internet in every course taught at Tecnológico de Monterrey. After a four-year experience with a competing product, Tecnológico de Monterrey evaluated a variety of systems in the market, and in March 2001, selected the Blackboard Learning System to manage its online teaching and learning activities. Of particular importance to Tecnológico de Monterrey was the ability of the Blackboard Learning System to support a centralized administration model across its 33 campuses, minimizing investment in duplicative site-based personnel, support and hardware costs. During the 2002-2003 academic year, Tecnológico de Monterrey served 250,000 users in approximately 11,000 courses, with the Blackboard Learning System.

      Fairfax County Public Schools. Fairfax County Public Schools, located in the northern Virginia suburbs of Washington, D.C., is the 12th largest school district in the United States, with more than 166,000 enrolled students in the 2003-2004 academic year. During the 2001-2002 school year, Fairfax conducted a pilot project to explore using an online learning system to augment classroom instruction; provide information and communication about student assignments and performance to parents; deliver complete online high school courses for students; and provide online resources and professional development materials for faculty and staff. To support this online education initiative, Fairfax evaluated several different products and licensed the Blackboard Learning System and Blackboard Portal System in September 2001. In addition, Fairfax elected to have us host its implementation in our data centers rather than run our software locally. A multi-year contract was competitively awarded to us in December 2002. During the 2002-2003 academic year, Fairfax’s use of our products grew to support the instruction of more than 69,000 K-12 students accessing materials in more than 4,500 class sites.

      Pearson Education, Inc. Pearson Education is a leader in educational publishing. With brands such as Pearson Prentice Hall, Pearson Longman, Pearson Addison Wesley and many others, Pearson Education provides content, assessment tools and educational services in various media, to the K-12, postsecondary and continuing and professional education markets. To serve educators who are increasingly using technology in the instructional process, Pearson Education launched a Web service and branded it CourseCompass, with an initial focus on postsecondary faculty and students. CourseCompass provides access to textbook content and learning applications from publishing brands such as Pearson Prentice Hall, Pearson Allyn & Bacon, Pearson Longman, Pearson Addison Wesley and Pearson Benjamin Cummings through an easy to use service that offers many of the same course management features as those found in university-managed online learning systems. In April 2000, after evaluating the scalability and ease of use of several different vendor solutions, Pearson Education licensed the Blackboard Learning System as the basis of the CourseCompass service. Pearson Education also used our professional services to customize its installation of the product and integrate it with its corporate systems. In addition, Pearson Education elected to host its CourseCompass website in our data centers. As of January 2004, the CourseCompass website supports more than 8,300 courses, serving more than 225,000 active users.

Technical Support

      Our client service department provides technical support to, and ongoing client relationship management with, the system administrators within each institution. We offer technical assistance programs, and our technical support team is available to system administrators 24 hours a day, 7 days a week by phone or email. Our technical support organization is divided into two dedicated teams. One team is responsible for supporting our clients that elect to have their applications hosted by us, and the other is responsible for supporting clients that install our products locally in their own facilities. We offer several annually renewable support options to our clients. We provide technical support out of our Washington, D.C. and Phoenix, Arizona offices, and out of two offices internationally. As of December 31, 2003, we had 73 employees in our client service department.

      To augment our technical support staff, we operate and continue to invest in a client website called Behind the Blackboard. Behind the Blackboard provides a single Web destination for a variety of client needs, including management of account information, access to software updates, self-paced tutorials, product knowledge bases and initiation and management of a support service request.

Relationships with Third Parties

      We maintain relationships with a variety of hardware and software vendors that provide necessary technologies for our applications to operate, offer enterprise information systems that integrate closely with our offerings, or provide applications, tools and content to enhance the functionality, usefulness and productivity of our software.

•	Hardware and technical infrastructure providers. We can provide our clients with enterprise computer servers from hardware vendors such as Dell Inc., Hewlett-Packard Company and Sun Microsystems, Inc. that come bundled and pre-loaded with our software. As a result of our relationships with infrastructure software vendors such as Microsoft Corporation and Oracle Corporation, we can package hardware, operating system, database and software applications for our clients. Additionally, for Blackboard Transaction System clients, we offer a variety of card readers, access control, vending and point-of-sale devices that are necessary to deploy our software as an electronic commerce and access environment. Many of those devices come from other vendors, such as NCR Corporation, VeriFone, Inc., Hypercom Corporation, Micros Systems, Inc., DataCard Corporation and Symbol Technologies, Inc.

•	Enterprise resource planning software providers. Data and information about users, courses and enrollments are typically managed through the campus administrative enterprise resource planning, or ERP, system. Through relationships with ERP system providers, such as SunGard SCT Inc., Datatel, Inc. and PeopleSoft, Inc., we facilitate integration between their products and ours.

•	Publishers and content providers. Currently, 16 publishers representing 27 publishing brands have created more than 2,500 digital course supplements that are designed for delivery through the Blackboard Learning System. Examples of these publishers include Pearson Education, Inc., The McGraw-Hill Companies, Inc., the Thomson Learning division of The Thomson Corporation, Houghton Mifflin Company and John Wiley & Sons, Inc. In addition, several publishers, such as Pearson, Inc., Elsevier B.V. and Houghton Mifflin Company, license the Blackboard Learning System as a platform for their own commercial education ventures.

•	Blackboard Building Blocks providers. Since 2001, more than 190 clients and independent software vendors have joined the Blackboard Developer Network to build new functionality that enhances our applications or to integrate external applications, tools and content. We promote these third-party applications through the Blackboard Building Blocks Catalog and, in some instances, we enter into distribution agreements with the vendors to provide the products directly to our clients. There are currently more than 120 Blackboard Building Blocks applications listed in the Blackboard Building Blocks Catalog.

•	Blackboard One merchants. As of December 31, 2003, more than 475 national and local merchants participated in our Blackboard One program. The merchants in the program are screened and approved by our clients, and enter into relationships directly with the client as well as with us. Blackboard One participating merchants include individual local outlets or franchisees of national retail chains such as McDonald’s, 7-Eleven, Giant Eagle, CVS Pharmacy, Applebee’s and Subway, as well as many local merchants.

Marketing and Sales

Marketing

      We engage in a variety of traditional and online marketing activities designed to provide sales lead generation, sales support and increasing market awareness. Our specific marketing activities include print advertising in trade publications, direct mail campaigns, speaking engagements and industry trade-shows and seminars, which help create awareness of our brand and products and services. Examples of specific marketing events include the Blackboard Summit, which is our annual meeting of educational and technology leaders from the United States and abroad; the Blackboard Users’ Conference, which is our annual conference dedicated to all users of Blackboard products as well as prospective clients; and Blackboard Days, which provides information sessions at current client sites for prospective clients. Attendance at our most recent Blackboard Users Conference, held in Baltimore, Maryland in March 2003, exceeded 1,200 individuals. Our marketing group also manages our website, which serves as a source of information about us and our products. As of December 31, 2003, our marketing group consisted of 16 employees.

Sales

      We sell our products through a direct sales force and, in some emerging international markets, through re-sellers. Regional sales managers are responsible for sales of our products in their territories and supervise account managers who are responsible for maintaining software and service renewal rates among our clients. Account managers are typically compensated in part based upon their achievement of renewal rate quotas, and pursue a variety of client relations activities aimed at maintaining and improving renewal rates. In addition, our sales organization includes technical sales engineers, who are experts in the technical aspects of our products and client implementations. As of December 31, 2003, our sales function consisted of 117 employees, most of whom were direct quota-based sales representatives.

      In our experience, colleges, universities and schools frequently rely on references from peer institutions when selecting a vendor and often involve a variety of internal constituencies, such as instructors and students, when evaluating a product. In addition, most public education institutions and many private institutions utilize request for proposal, or RFP, processes, by which they announce their interest in purchasing an application and detail their requirements so that vendors may bid accordingly. As a result, we generate sales leads from sources such as interacting with attendees at conferences, visiting potential clients sites to provide briefings on the industry and our products, responding to inbound calls based on client recommendations and monitoring and responding to RFPs. We often structure our licenses in a manner that anticipates expansion from one product in a suite to multiple products in a suite, and we engage in state or regional agreements when appropriate to provide umbrella pricing and contractual terms for a group of institutions. We have U.S. sales offices in Washington, D.C. and Phoenix, Arizona. We have international sales offices in Amsterdam and Tokyo.

Research and Development

      Each of the individual applications in our two product suites is developed and maintained by a dedicated team of software engineers, product managers and documentation specialists. In addition, we maintain three cross-product groups: an engineering services team, which focuses on highly technical product support issues that have been escalated by our telephone support operation; a quality control team, which tests our applications with a view to ensuring that software errors and usability issues are identified and corrected before a new product or update is released; and a corporate development engineering team that works on special development projects that involve third parties, including software tools for integrating our products with other campus systems. Our research and development group receives extensive feedback on product improvement suggestions and new products from clients, either directly or through our sales and client support organizations. We periodically release maintenance updates to and new versions of our existing products. In addition, our research and development group works on new product initiatives as appropriate. All of our products are developed and maintained in one of our two U.S. offices, in Washington, D.C. or Phoenix, Arizona. As of December 31, 2003, our research and development group consisted of 91 employees. Our research and development expenses were $13.2 million, $10.3 million and $11.4 million in the years ended December 31, 2001, 2002 and 2003, respectively.

Competition

      The market for education enterprise software is highly fragmented and rapidly evolving, and we expect competition in this market to persist and intensify. Our primary competitors for the Blackboard Academic Suite are companies that provide course management systems, learning content management systems and education enterprise information portal technologies. Companies that fit this description include eCollege.com, WebCT, Inc., SunGard SCT Inc., an operating unit of SunGard Data Systems Inc., HarvestRoad Ltd., Concord USA, Inc. and Desire2Learn Inc. We also face competition from clients that develop their own applications internally. Our primary competitors for the Blackboard Commerce Suite are companies that provide university transaction systems and off-campus merchant relationship programs. Companies that fit this description include Diebold, Incorporated’s Card Systems division and The CBORD Group, Inc.

      It is possible that other vendors will develop and market competitive products in the future. Some of our competitors and potential competitors are larger than us and have greater financial and technical resources than we do.

      We believe that the primary competitive factors in our markets are:

•	base of reference clients;

•	functional breadth and depth of solution offered;

•	ease of use;

•	complexity of installation and upgrade;

•	scalability of solution to meet growing needs;

•	client service;

•	availability of third-party application and content add-ons; and

•	total cost of ownership.

      We believe that we compete favorably on the basis of these factors.

Intellectual Property and Proprietary Rights

      We rely upon a combination of copyright, trade secret and trademark laws, and non-disclosure and other contractual arrangements to protect our proprietary rights. The can be no assurance that the steps we have taken to protect these proprietary rights, however, will be adequate to deter misappropriation of proprietary information, and we may not be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. Although we believe that our products and services do not infringe upon the intellectual property rights of others and that we have all rights necessary to utilize the intellectual property employed in our business, we are subject to the risk of claims alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums on litigation, pay damages, delay product installments, develop non-infringing intellectual property or acquire licenses to intellectual property that is the subject of any such infringement. From time to time, we have been subject to claims from third parties of intellectual property infringement.

Employees

      As of December 31, 2003, we had 442 employees, including 151 in sales and marketing, 144 in client services and support, 91 in research and development and 56 in general administration. None of our employees is represented by a labor union. We have never experienced a work stoppage and believe our relationship with our employees is good.

Legal Proceedings

      We are involved in various legal proceedings from time to time incidental to the ordinary conduct of our business. We are not currently involved in any legal proceeding the ultimate outcome of which, in our judgment based on information currently available, would have a material adverse effect on our business, financial condition or results of operations.

Facilities

      Our corporate headquarters are located in Washington, D.C., where we lease approximately 49,000 square feet of space under a lease expiring in May 2007. We also have offices in Phoenix, Arizona, Amsterdam and Tokyo.

MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors, and their ages as of March 1, 2004, are as follows:

Name	Age	Positions

Matthew L. Pittinsky	31	Chairman of the board of directors
Michael L. Chasen	32	Chief executive officer, president, director
Peter Q. Repetti	42	Chief financial officer
Andrew H. Rosen	38	Executive vice president for corporate development, president for international, assistant secretary
Todd E. Gibby	35	Senior vice president for sales
Mary B. MacPherson	54	Senior vice president for marketing
George D. Calvert	40	Senior vice president for product development
James M. Hermens	37	Senior vice president for services and support
Matthew H. Small	31	General counsel, secretary
Michael J. Beach	34	Vice president for finance, treasurer
Daniel E. Cane	27	Senior vice president for research and development
Douglas A. Alexander	42	Director
Frank R. Gatti	57	Director
Robert E. Grady	46	Director
Steven B. Gruber	46	Director
Arthur E. Levine	55	Director
E. Rogers Novak, Jr.	55	Director

      Matthew Pittinsky has served as chairman of the board of directors since our founding in 1997. From June 1997 to November 1998, Mr. Pittinsky also served as chief executive officer. Before co-founding Blackboard, from July 1995 to June 1997 Mr. Pittinsky was a consultant with KPMG Consulting (now BearingPoint, Inc.) serving colleges and universities. Mr. Pittinsky is the editor of The Wired Tower, a book published in June 2002 analyzing the Internet’s impact on higher education. Mr. Pittinsky serves on the board of trustees of American University. Mr. Pittinsky received a BS degree from American University and an Ed.M degree from Harvard University Graduate School of Education. He is currently a Ph.D candidate at Columbia University Teachers College.

      Michael Chasen has served as chief executive officer since January 2001, as president since February 2004 and as a director since our founding in 1997. From June 1997 to January 2001, Mr. Chasen served as president. Before co-founding Blackboard, from May 1996 to June 1997, Mr. Chasen was a consultant with KPMG Consulting (now BearingPoint, Inc.) serving colleges and universities. Mr. Chasen received a BS degree from American University and a MBA degree from Georgetown University School of Business.

      Peter Repetti has served as chief financial officer since June 2001. Prior to joining us, from March 2000 to April 2001, Mr. Repetti served as the chief financial officer of WebOS Inc., an Internet infrastructure software company. From December 1995 to August 1999, Mr. Repetti served as chief financial officer and, from August 1994 to August 1999, as vice president of finance of Manugistics Group, Inc., a supply chain management software company. Mr. Repetti received a BBA degree from The George Washington University and a MBA degree from the University of Chicago.

      Andrew Rosen has served as executive vice president for corporate development since July 1999, as president for international since January 2004 and as assistant secretary since February 2004. From September 2001 to January 2004, Mr. Rosen served as managing director for international. From September 1998 to January 2004, Mr. Rosen served as general counsel, and from September 1998 to

February 2004, as secretary. From October 1998 to September 1999, and from August 2000 to May 2001, Mr. Rosen also served as vice president of finance. Mr. Rosen received a BA degree from the University of Michigan, a JD degree from Southwestern University School of Law and a LL.M degree in Taxation from New York University School of Law. Mr. Rosen is Mr. Gruber’s first cousin.

      Todd Gibby has served as senior vice president for sales since August 2002. From January 2001 to August 2002, Mr. Gibby served as general manager of our learning systems and community portal systems product lines, and from September 1999 to January 2001, he served as vice president for business development and Web properties. Prior to joining us, from February 1999 to September 1999, Mr. Gibby was director of business development with Campus Pipeline Inc. Mr. Gibby received a BA degree from Dartmouth College and a MBA degree from the Wharton School of Business, University of Pennsylvania.

      Mary MacPherson has served as senior vice president of marketing since February 2003. Prior to joining us, from June 1998 to February 2003, Ms. MacPherson served as executive director of the Morino Institute’s Netpreneur Program, a non-profit organization aimed at fostering entrepreneurship. Ms. MacPherson is a trustee of the Fairfax Education Foundation, a non-profit foundation that helps fund the public schools in Fairfax County, Virginia. Ms. MacPherson received a BA degree from Mary Washington College.

      George Calvert has served as senior vice president for product development since February 2004. Prior to joining us, from December 1999 to February 2004, Mr. Calvert served as president of Loud Think, Inc., an information technology consulting firm. From November 1998 to October 1999, Mr. Calvert served as director of consulting at FirePond, Inc., a customer relations management software company. Mr. Calvert received a BA degree from the University of Delaware and a MS degree from The Johns Hopkins University.

      James Hermens has served as senior vice president for global services and support since May 2003. From December 2001 to May 2003, Mr. Hermens served as the general manager of our transaction systems product line. Prior to joining us, from June 2000 to November 2001, Mr. Hermens was a general manager at Hollinger Digital Inc., a global media company, and from June 1997 to June 2000, as vice president and director at Sylvan Learning Systems, Inc. Mr. Hermens received an AB degree from Princeton University and a MBA degree from the Darden School, University of Virginia.

      Matthew Small has served as general counsel since January 2004 and secretary since February 2004. Mr. Small served as corporate counsel from September 2002 to January 2004 and assistant secretary from November 2002 to February 2004. Prior to joining us, from September 1999 to September 2002, Mr. Small was an associate at the law firm of Testa, Hurwitz & Thibeault LLP. Mr. Small received a BA degree from the University of Denver, a MBA degree from the University of Connecticut School of Business and a JD degree from the University of Connecticut Law School.

      Michael Beach has served as vice president for finance since June 2001 and treasurer since February 2004. Prior to joining us, from February 1997 to June 2001, Mr. Beach was an audit senior manager at the public accounting firm of Ernst & Young LLP. Mr. Beach received a BBA degree from James Madison University.

      Daniel Cane has served as senior vice president for research and development since May 1998. In addition, Mr. Cane served as a director from May 1998 to February 2004. Before co-founding Blackboard, from May 1996 to May 1998, Mr. Cane served as chief executive officer of CourseInfo, LLC, a course-management software company that he co-founded and that we acquired in May 1998. Mr. Cane received a BS degree from Cornell University.

      Douglas Alexander has served as a director since September 1998. From September 1997 to December 2002 and since October 2003, Mr. Alexander has been a managing director of Internet Capital Group, Inc., an information technology company. From January 2003 to October 2003, Mr. Alexander served as chief executive officer of Mobility Technologies Inc., a maker of traffic information systems. Mr. Alexander received dual BS degrees from the University of Pennsylvania and the Wharton School of Business, University of Pennsylvania.

      Frank Gatti has served as a director since April 2004. Since November 1997, Mr. Gatti has been the chief financial officer of Educational Testing Services, an educational testing and measurement organization. Mr. Gatti is a certified public accountant and received a BBA degree from Baruch College and a MBA degree from Rutgers University.

      Robert Grady has served as a director since November 2000. Since May 2000, Mr. Grady has been a managing director at The Carlyle Group, a private equity and venture capital firm. Prior to joining Carlyle, from April 1993 to May 2000, Mr. Grady worked at the investment bank Robertson Stephens, where he was a managing director and a member of the firm’s management committee. Mr. Grady received an AB degree from Harvard College and a MBA degree from the Stanford Graduate School of Business.

      Steven Gruber has served as a director since February 2003. Since February 1999, Mr. Gruber has been a managing partner of Oak Hill Capital Management, Inc., the investment advisor to Oak Hill Capital Partners, L.P., a private equity fund formed in 1999. Since April 1990, Mr. Gruber has been a managing director of Oak Hill Partners, Inc. (including its predecessor entities), the manager of Acadia Partners, L.P., a leveraged high yield, mezzanine and private equity fund. Additionally, since February 1994, he has been a managing partner of Insurance Partners Advisors L.P., a private equity fund specializing in the insurance industry. Mr. Gruber has also been a vice president of Keystone, Inc., an investment firm, since February 1993. Mr. Gruber serves on the boards of directors of American Capital Access Holdings Limited, American Skiing Company, TravelCenters of America, Inc. and Williams Scotsman Holdings, Inc. Mr. Gruber received a BA degree from the University of Michigan and a MBA from the University of Chicago Graduate School of Business. Mr. Gruber is Mr. Rosen’s first cousin.

      Dr. Arthur Levine has served as a director since July 1999. Since July 1994, Dr. Levine has been the president and professor of education at Teachers College, Columbia University. Dr. Levine received a BA degree from Brandeis University and a Ph.D degree from State University of New York at Buffalo.

      E. Rogers Novak, Jr. has served as a director since September 1999. Since April 1996, Mr. Novak has been a managing member of the general partner of Novak Biddle Venture Partners, L.P., a venture capital investment firm. Mr. Novak received a BA degree from Kenyon College.

      Pursuant to the third amended and restated voting agreement dated April 6, 2001, by and among us, Mr. Pittinsky, Mr. Cane and Mr. Chasen, as founders, and holders of our common stock and preferred stock, specified parties have had a right to designate a nominee or nominees for election to our board of directors. Under this agreement, Oak Hill Capital Partners, L.P., Carlyle Venture Partners, L.P., Novak Biddle Venture Partners, L.P., Internet Capital Group, L.L.C. and College Enterprises, Inc. were each given the right to designate one director, and the founders were given the right to designate three directors. Mr. Gruber was elected to our board as the designee of Oak Hill Capital Partners; Mr. Grady was elected to our board as the designee of Carlyle Venture Partners; Mr. Novak was elected to our board as the designee of Novak Biddle Venture Partners; Mr. Alexander was elected to our board as the designee of Internet Capital Group; and Mr. Pittinsky, Mr. Cane and Mr. Chasen were elected to our board as the designees of the founders. Mr. Cane and the designee of College Enterprises resigned from our board in February 2004, and neither College Enterprises nor the founders have designated a replacement. These rights will terminate upon the closing of this offering.

Board Committees

      Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The members of each committee are appointed by the board of directors and serve one-year terms.

Audit Committee

      We have an audit committee, which, following this offering, will consist of Messrs. Gatti (Chairman), Novak and Gruber. The audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our independent auditors.

      The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent auditors. In addition, the audit committee must approve any related-party transaction entered into by us. We believe that each member of the audit committee satisfies the requirements for membership established by The NASDAQ National Market and the SEC.

Compensation Committee

      We have a compensation committee, which, following this offering, will consist of Messrs. Gruber (Chairman), Grady and Levine. The compensation committee reviews, and makes recommendations to the board of directors regarding, the compensation and benefits of our executive officers and key managers. The compensation committee also administers the issuance of stock options and other awards under our stock plans and establishes and reviews policies relating to the compensation and benefits of our employees and consultants. We believe that each member of the compensation committee satisfies the requirements for membership established by The NASDAQ National Market.

Nominating and Corporate Governance Committee

      We have a nominating and corporate governance committee, which, following this offering, will consist of Messrs. Novak (Chairman), Gruber and Levine. The purpose of the nominating and corporate governance committee is to:

•	identify and nominate members of the board of directors;

•	develop and recommend to the board of directors a set of corporate governance principles; and

•	oversee the evaluation of the board of directors and management.

      Procedures for the consideration of director nominees recommended by stockholders are set forth in our amended and restated by-laws which will be effective upon completion of this offering.

Compensation of Directors

      None of our directors currently receives a fee for serving on the board of directors or any committee of the board. Directors are reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and its committees. Following this offering, our board of directors intends to reconsider the compensation of our non-employee directors.

      Directors are also eligible to participate in our stock incentive plans. We have not granted stock options to any of our current non-employee directors, other than a grant of an option to purchase 85,000 shares of common stock at an exercise price of $8.28 per share to Dr. Levine in April 2000.

Election of Directors

      Following this offering, the board of directors will be divided into three classes. The members of each class will serve for a staggered three-year term. Messrs. Novak and Grady will serve in the class of directors whose term expires in 2005; Messrs. Chasen, Alexander and Gruber will serve in the class of directors whose term expires in 2006; and Messrs. Levine, Gatti and Pittinsky will serve in the class of directors whose term expires in 2007. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which that term expires.

Compensation Committee Interlocks and Insider Participation

      During 2003, Mr. Pittinsky, Mr. Alexander, Mr. Gruber, Mr. Grady, Mr. Mark Walsh, a former director, and Mr. Bradford Bernstein, a former director, served on our compensation committee. Mr. Pittinsky was an officer of our company during that period. None of the directors who will serve on the compensation committee following this offering has ever been employed by our company. No interlocking relationships exist between any member of our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Employment Agreements with Executive Officers

      Mr. Pittinsky, our chairman, serves pursuant to the terms of an employment agreement dated November 9, 2001, as amended. The term of the agreement is four years. Pursuant to the terms of this agreement, Mr. Pittinsky’s annual compensation is $225,000, which may be increased by the compensation committee from time to time. Mr. Pittinsky is eligible for a cash bonus of up to 50% of his then-current salary, based on criteria to be established by the compensation committee. If we terminate Mr. Pittinsky’s employment without cause or if he were to terminate his employment for good reason, each as defined in the agreement, he is entitled to a cash payment equal to one year of his annual base salary, in a lump sum or in accordance with normal payroll practices, at our election, and earned bonus through the end of the last full quarter. He may also exercise all vested options within two years of such termination. Upon termination without cause, Mr. Pittinsky is further entitled to continue to participate in employee benefit plans, programs and arrangements for a period of twelve months. Mr. Pittinsky agreed not to compete with us during the term of his employment and for one year after the termination of the agreement. In addition, he agreed not to solicit our employees or customers during the same period.

      Mr. Chasen, our chief executive officer and president, serves pursuant to the terms of an employment agreement dated November 9, 2001, as amended. The term of the agreement is four years. Pursuant to the terms of this agreement, Mr. Chasen’s annual compensation is $300,000, which may be increased by the compensation committee from time to time. Mr. Chasen is eligible for a cash bonus of up to 50% of his then-current salary, based on criteria to be established by the compensation committee. If we terminate Mr. Chasen’s employment without cause or if he were to terminate his employment for good reason, each as defined in the agreement, he is entitled to a cash payment equal to one year of his annual base salary, in a lump sum or in accordance with normal payroll practices, at our election, and earned bonus through the end of the last full quarter. He may also exercise all vested options within two years of such termination. Upon termination without cause, Mr. Chasen is further entitled to continue to participate in employee benefit plans, programs and arrangements for a period of twelve months. Mr. Chasen agreed not to compete with us during the term of his employment and for one year after the termination of the agreement. In addition, he agreed not to solicit our employees or customers during the same period.

      Mr. Repetti, our chief financial officer, serves pursuant to the terms of an employment agreement dated June 1, 2001. The initial term of the agreement is two years, and the agreement renews automatically for additional one-year terms. Pursuant to the terms of the agreement, Mr. Repetti’s initial annual compensation was $190,000, which may be increased by the compensation committee from time to time. After the first year, Mr. Repetti is eligible for a cash bonus of up to 50% of his then-current salary, based on criteria to be established by the compensation committee. If we terminate Mr. Repetti’s employment without cause or he terminates his employment for good reason, each as defined in the agreement, Mr. Repetti is entitled to a cash payment equal to one year of his annual base salary, earned bonus through the end of the then-current quarter, expense reimbursements and fringe benefits, in a lump sum or in accordance with normal payroll practices, at our election. He is further entitled to continue to participate in employee benefit plans, programs and arrangements for a period of twelve months, and he may exercise all vested options within two years of such termination. Mr. Repetti agreed not to compete with us during the term of his employment and for one year after the termination of the agreement. In addition, Mr. Repetti agreed not to solicit our employees or customers during the same period.

      Mr. Rosen, our executive vice president for corporate development and president for international, serves pursuant to the terms of an employment agreement dated September 15, 2003. The initial term of the agreement is one year, and the agreement renews automatically for additional one-year terms. Pursuant to the terms of the agreement, Mr. Rosen’s initial annual compensation was $195,000, which may be increased by the compensation committee from time to time. Mr. Rosen is eligible for a cash bonus of up to 50% of his then-current salary, based on our and Mr. Rosen’s performance as determined by the chief executive officer. Mr. Rosen is also eligible for stock grants as determined by the board of directors or a committee thereof. If we terminate Mr. Rosen’s employment without cause, as defined in the agreement, Mr. Rosen is entitled to a cash payment equal to one year of his highest annual salary for the three years prior to the termination date, earned bonus through the end of the then-current quarter, expense reimbursements and fringe benefits, in a lump sum or in accordance with normal payroll practices, at our election. He is further entitled to continue to participate in employee benefit plans, programs and arrangements for a period of six months. If Mr. Rosen terminates his employment for cause, as defined in the agreement, Mr. Rosen is entitled to one-half year of his annual base salary as of the date of termination plus any earned bonuses. Mr. Rosen agreed not to compete with us during the term of his employment and for one year after the termination of the agreement. In addition, Mr. Rosen agreed not to solicit our employees or customers during the same period.

      Stephen A. Hoffman, who served as our president and chief operating officer from May 2001 to April 2003, is party to an employment agreement dated May 6, 2001. From April 2003 until January 2004, Mr. Hoffman continued as an employee of the company. The initial term of the agreement was two years, and the agreement renewed automatically for additional two-year terms. Pursuant to the terms of the agreement, Mr. Hoffman’s initial annual compensation was $275,000, which could be increased by the compensation committee from time to time. Mr. Hoffman received a $5,000 signing bonus and a performance bonus of $125,000 during the first year of his employment. In April 2003, Mr. Hoffman resigned as an executive officer and agreed to terminate his employment agreement with us and enter into an agreement and release. Pursuant to the agreement and release, we are obligated to continue to pay him a $275,000 annual salary and a bonus of $137,500 in bi-monthly installments and allow him to continue to participate in employee benefit plans, programs and arrangements until April 2004. Mr. Hoffman agreed not to compete with us during the term of his employment and for one year after the termination of his employment. In addition, Mr. Hoffman agreed not to solicit our employees or customers during the same period.

Executive Compensation

      The table below sets forth, for the year ended December 31, 2003, the cash compensation earned and shares underlying options granted to our chief executive officer and each of our four most highly compensated other executive officers who were serving as executive officers on December 31, 2003 and whose salary and bonus totaled at least $100,000 for 2003, as well as one of our former executives. We collectively refer to these executive officers as the named executives.

Summary Compensation Table

			Long-term
			Compensation
	Annual Compensation		Awards

Name and			Shares Underlying	All Other
Principal Position	Salary	Bonus	Options	Compensation

Michael L. Chasen	$262,500	$84,811	10,000	$15,000	(1)
Chief executive officer and president
Matthew L. Pittinsky	200,000	84,811	10,000	15,000	(1)
Chairman of the board
Peter Q. Repetti	193,562	80,750	10,000	—
Chief financial officer
Andrew H. Rosen	188,469	78,450	10,000	20,000	(1)
Executive vice president for corporate development and president for international
Todd E. Gibby	150,000	77,251	10,000	—
Senior vice president for sales
Stephen A. Hoffman	275,000	166,146	10,000	11,913	(1)
Former chief operating officer and president

(1) Consists of life insurance premiums paid by us on behalf of the executive.

Stock Options

      The table below contains information concerning the grant of options to purchase shares of our common stock to the named executives during the year ended December 31, 2003. The percentage of total options granted to the named executives set forth below is based on an aggregate of 1,208,990 shares subject to options granted to our employees in 2003. The options were granted at or above fair market value as determined by the board of directors on the date of grant.

Options Grants in Last Fiscal Year

					Potential Realizable
	Individual Grants				Value at Assumed
					Annual
	Number of	Percent of			Rates of Stock Price
	Securities	Total Options			Appreciation for Option
	Underlying	Granted to			Term (1)
	Options	Employees in	Exercise Price	Expiration
Name	Granted	2003	Per Share	Date	5%		10%

Michael L. Chasen	10,000(2)	0.8%	$4.56	9/10/2013	$		$
Matthew L. Pittinsky	10,000(2)	0.8	4.56	9/10/2013
Peter Q. Repetti	10,000(2)	0.8	4.56	9/10/2013
Andrew H. Rosen	10,000(2)	0.8	4.56	9/10/2013
Todd E. Gibby	10,000(2)	0.8	4.56	9/10/2013
Stephen A. Hoffman	—	—	—	—		—		—

(1)	The potential realizable value is calculated based on the term of the option at the time of grant. Assumed rates of stock price appreciation of 5% and 10% are prescribed by rules of the Securities and Exchange Commission and do not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the price of $ per share, the mid-point of the price range set forth on the cover of this prospectus, appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

(2)	This option vests ratably over 4 years with 25% vesting on the first anniversary of the date of grant and the remainder vesting in 36 equal monthly installments.

Fiscal Year-End Option Values

      The table below sets forth information for the named executives with respect to the value of their options outstanding as of December 31, 2003. None of the named executive officers exercised any stock options during the year ended December 31, 2003.

Fiscal Year-end Option Values

	Number of Securities
	Underlying		Value of Unexercised
	Unexercised Options at Fiscal		In-The-Money
	Year-End		Options at Fiscal Year-End (1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Michael L. Chasen	291,666	278,334	$	$
Matthew L. Pittinsky	291,666	278,334
Peter Q. Repetti	246,678	158,008
Andrew H. Rosen	237,665	62,084
Todd E. Gibby	97,082	47,918
Stephen A. Hoffman	466,665	—

(1)	There was no public trading market for our common stock as of December 31, 2003. Accordingly, as permitted by the rules of the Securities and Exchange Commission, we have calculated the value of unexercised in-the-money options at fiscal year-end using $ per share, the mid-point of the price range on the cover of this prospectus.

Stock and Benefit Plans

Amended and Restated Stock Incentive Plan

      Our 1998 amended and restated stock incentive plan provided for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and nonstatutory options. As of March 1, 2004, options to purchase 8,081,381 shares of common stock were outstanding under the 1998 plan. Following this offering, our board of directors has provided that no additional grants will be made under the 1998 plan.

2004 Stock Incentive Plan

      Our 2004 stock incentive plan was adopted by our board of directors in March 2004 and approved by our stockholders in                                2004. Up to 4,000,000 shares of our common stock, subject to adjustment in the event of stock splits and other similar events, were reserved for issuance under the 2004 plan. To date, we have not granted any options under the 2004 plan.

      The 2004 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, nonstatutory stock options, restricted stock awards and other stock-based awards.

      Our officers, employees, directors, outside consultants and advisors, and those of our subsidiaries, are eligible to receive awards under the 2004 plan. Under present law, however, incentive stock options may only be granted to employees.

      Optionees receive the right to purchase a specified number of shares of our common stock at a specified option price, subject to the terms and conditions of the option grant. We may grant options at an exercise price less than, equal to or greater than the fair market value of our common stock on the date of the grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant, or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of our voting power. The 2004 plan permits our board of directors to determine how optionees may pay the exercise price of their options, including by cash, check or in connection with a “cashless exercise” through a broker, by surrender of shares of common stock to us, or by any combination of the permitted forms of payment.

      Our board of directors administers the 2004 plan. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2004 plan and to interpret its provisions. It may delegate authority under the 2004 plan to one or more of our executive officers. Our board of directors has authorized the compensation committee to administer the 2004 plan, including the granting of options to our executive officers. Subject to any applicable limitations contained in the 2004 plan, our board of directors, our compensation committee or any other committee or executive officer to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which such options become exercisable;

•	the exercise price of options;

•	the duration of options; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.

      In the event of a merger, liquidation or other acquisition event, our board of directors must provide that all outstanding options or other stock-based awards under the 2004 plan be assumed or substituted by the acquiror.

      No award may be granted under the 2004 plan after February 2014, but the vesting and effectiveness of awards granted before those dates may extend beyond those dates. Our board of directors may at any time amend, suspend or terminate the 2004 plan.

401(k) Plan

      We have adopted an employee savings and retirement plan qualified under Section 401 of the Internal Revenue Code and covering all of our employees. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make discretionary contributions in amounts determined annually by our board of directors. We have not historically contributed to the 401(k) plan.

RELATED PARTY TRANSACTIONS

      Since January 1, 2001, we have engaged in the following transactions with our directors, officers and holders of more than five percent of our voting securities and their affiliates and immediate family members of any of the foregoing.

      Issuance of Series E Convertible Preferred Stock. In April 2001, we entered into a series E convertible preferred stock purchase agreement with various purchasers. Under the terms of the series E convertible preferred stock purchase agreement, we sold an aggregate of 9,468,309 shares of our series E convertible preferred stock at a price per share of $5.5142, and warrants to purchase an additional 3,313,907 shares of our series E convertible preferred stock at an exercise price of $0.01 per share. The warrants will expire upon the completion of this offering. Each share of our series E convertible preferred stock will be automatically converted into one share of our common stock upon completion of this offering. Our certificate of incorporation provides that dividends accrue from the original issuance date at a rate of 8% per year, compounding quarterly, on the weighted average purchase price of the series E preferred shares, which is $4.09 after giving effect to the shares issuable upon exercise of the warrants to purchase series E preferred stock. If not paid in cash before conversion, these dividends are payable in common stock, valued at the price per share at which the common stock is offered to the public in this offering, upon the closing of this offering. Of these shares, an aggregate of 6,915,720 shares, and warrants to purchase an aggregate of an additional 2,420,502 shares, were sold to the following directors, officers and five percent stockholders and their affiliates:

		Shares of Series E
		Convertible
	Shares of	Preferred Stock
	Series E	Issuable upon
	Convertible	Exercise of	Aggregate
Name	Preferred Stock	Warrants	Purchase Price(1)

TCG Holdings, L.L.C.	181,350	63,473	$1,000,400
Entities affiliated with Harry Edelson	287,379	100,583	1,584,865
ICG Holdings, Inc.	9,067	3,173	50,097
Novak Biddle Venture Partners	90,675	31,736	500,100
Oak Hill Capital Partners, L.P.	4,533,749	1,586,812	25,000,199
Microsoft Corporation	1,813,500	634,725	10,000,102

Total	6,915,720	2,420,502	$38,135,763

(1)	The purchase price does not include the $0.01 per share exercise price for the shares purchasable pursuant to the warrants.

      Spin-off of end-user support service. On September 16, 2003, a former employee of ours founded Presidium Learning Inc. We hold a warrant to purchase 20% of Presidium’s fully diluted equity ownership for nominal consideration. Mr. Chasen, our chief executive officer and president, serves on Presidium’s board of directors. In 2003, we paid Presidium $172,791 to provide end-user and digital course supplement support to our clients.

      Founder stock sales. On February 13, 2004, each of Mr. Pittinsky, our chairman, and Mr. Chasen, our chief executive officer and president, sold 250,000 shares of our common stock to several of our other existing stockholders at a purchase price of $4.56 per share. Mr. Pittinsky and Mr. Chasen each sold shares to each of the entities listed below in the following amounts: 3,850 shares to Aurora Ventures II, LLC, 170,472 shares to Carlyle Venture Partners, L.P., 22,610 shares to Carlyle U.S. Venture Partners, L.P., 13,743 shares to Carlyle Venture Coinvestment, L.L.C., 35,475 shares to C/ S Venture Investors, L.P., 1,575 shares to Harbinger/ Aurora Venture Fund, LLC and 2,275 shares to Harbinger/ Aurora QP Venture Fund, LLC. Carlyle Venture Partners, L.P., Carlyle U.S. Venture Partners, L.P., Carlyle Venture Coinvestment, L.L.C. and C/ S Venture Investors, L.P. are affiliates of Robert Grady, one of our directors.

      Subcontractor payments. Mr. Calvert was the president of Loud Think, Inc. from September 1999 to February 2004. During 2002 and 2003, we engaged a consulting firm to perform services for us, which in turn subcontracted this work to Loud Think. During 2002 and 2003, Loud Think received $452,811 and $130,044, respectively, as a result of performing this work.

      Alliance Agreement with Microsoft Corporation. Since March 2001, we have had a series of alliance agreements with Microsoft, one of our stockholders. Under these agreements, we made payments to Microsoft and its affiliates of $142,373 in 2002, $15,730 in 2003 and $69,097 in 2004 for professional services provided during those periods.

      License fees from Educational Testing Services. For 2002 and 2003, Educational Testing Services paid us $231,000 and $287,000 respectively, for license fees and related services. Mr. Gatti, who joined our board of directors in April 2004, has been the chief financial officer of Educational Testing Services since 1997.

      Option grants to non-employee directors and executive officers. In February 2004, Mr. Chasen and Mr. Pittinsky were each granted an option to purchase 25,000 shares of our common stock, to be effective upon the pricing of this offering, at a per-share exercise price equal to the public offering price per share in this offering.

      Since January 1, 2001, we have granted options to purchase shares of our common stock at prices ranging from $4.41 to $5.10 to our executive officers and non-employee directors as set forth below pursuant to our 1998 stock option plan.

		Exercise Price
Name	Date of Grant	per Share	Shares Underlying Options

Michael L. Chasen	11/9/2001	$4.41	560,000
	9/10/2003	4.56	10,000
Matthew L. Pittinsky	11/9/2001	4.41	560,000
	9/10/2003	4.56	10,000
Peter Q. Repetti	5/30/2001	4.41	394,686
	9/10/2003	4.56	10,000
	2/18/2004	4.71	130,000
Andrew H. Rosen	11/9/2001	4.41	200,000
	5/30/2002	4.56	25,000
	9/10/2003	4.56	10,000
Todd E. Gibby	5/30/2001	4.41	50,000
	5/3/2002	4.56	25,000
	9/10/2003	4.56	10,000
Mary B. MacPherson	2/19/2003	4.56	50,000
George D. Calvert	2/18/2004	4.71	100,000
James M. Hermens	3/6/2002	5.10	110,000
	5/3/2002	4.56	25,000
	9/10/2003	4.56	10,000
Matthew H. Small	11/20/2002	4.56	10,000
	9/10/2003	4.56	3,750
	2/18/2004	4.71	100,000
Michael J. Beach	5/30/2001	4.41	25,000
	5/3/2002	4.56	25,000
	9/10/2003	4.56	15,000
	2/18/2004	4.71	10,000
Daniel E. Cane	5/30/2001	4.41	100,000
	9/10/2003	4.56	10,000
	2/18/2004	4.71	50,000

Policy on Future Transactions

      For all future transactions, our board has adopted a policy that all transactions between our company and our officers and directors and their affiliates must (i) be approved by a majority of the disinterested members of our board and (ii) be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding beneficial ownership of our common stock as of March 1, 2004, after giving effect to the assumptions described under the caption “Capitalization,” by:

•	each person who beneficially owns more than 5% of the outstanding shares of our common stock;

•	each of our stockholders selling shares in this offering;

•	each of our directors;

•	each of our current and former executive officers named in the Summary Compensation Table; and

•	all of our directors and executive officers as a group.

      The percentages shown are based on 40,141,574 shares of common stock outstanding as of March 1, 2004 and            shares of common stock outstanding after this offering, including the            shares that are being offered for sale by us in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. The number of shares beneficially owned by a person includes shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 1, 2004. The shares issuable under those options are treated as if they were outstanding for computing the percentage ownership of the person holding those options but are not treated as if they were outstanding for the purposes of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

	Shares beneficially
	owned prior			Shares beneficially owned
	to the offering			after the offering
			Shares sold in the
Beneficial Owner	Number	Percentage	offering (1)	Number	Percentage

5% holders:
Oak Hill Capital Partners, L.P. (2)	6,120,561	15.3%			%
201 Main Street, Suite 2415 Fort Worth, TX 76102
Entities affiliated with Harry Edelson (3)	5,991,043	14.9
300 Tice Blvd. Woodcliff, NJ 07677-8406
ICG Holdings, Inc. (4)	5,726,078	14.2
Pencader Corporate Center 100 Lake Drive, Suite 4 Newark, DE 19702
TCG Holdings, L.L.C. (5)	3,551,405	8.8
1001 Pennsylvania Avenue, N.W. Suite 220 South Washington, DC 20004-2505
Novak Biddle Venture Partners (6)	2,676,099	6.6
7501 Wisconsin Avenue, Suite 1380 Bethesda, MD 20814
Microsoft Corporation (7)	2,448,225	6.1
1 Microsoft Way Redmond, WA 98052

	Shares beneficially
	owned prior			Shares beneficially owned
	to the offering			after the offering
			Shares sold in the
Beneficial Owner	Number	Percentage	offering (1)	Number	Percentage

Directors and executive officers:
Michael L. Chasen (8)	1,260,052	3.1%	—	1,260,052	%
Matthew L. Pittinsky (9)	1,238,491	3.1	—	1,238,491
Peter Q. Repetti (10)	290,499	*	—	290,499
Andrew H. Rosen (11)	415,658	1.0	—	415,658
Todd E. Gibby (12)	110,728	*	—	110,728
Douglas A. Alexander (13)	5,726,078	14.2
Robert E. Grady (14)	—	—
Steven B. Gruber (15)	2,717	*
Arthur E. Levine (16)	85,000	*
E. Rogers Novak, Jr. (17)	2,676,099	6.6
Frank R. Gatti	—	—
All executive officers and directors as a group (16 persons)(18)	12,428,568	29.3
Other selling stockholders:

*	Less than 1%.

(1)	If the underwriters exercise their over-allotment option in full, will sell an additional shares of common stock in this offering, will sell an additional shares of common stock in this offering, and will sell an additional shares of common stock in this offering.

(2)	Does not give effect to $6,499,027 of accumulated dividends as of March 1, 2004, that are payable in shares of our common stock valued at the price per share in this offering. Consists of 153,014 shares of common stock held of record by Oak Hill Capital Management Partners, L.P. and 5,967,547 shares of common stock held of record by Oak Hill Capital Partners, L.P.

(3)	Does not give effect to $410,676 of accumulated dividends as of March 1, 2004, that are payable in shares of our common stock valued at the price per share in this offering. Consists of 314,515 shares of common stock held of record by and 76,406 shares of common stock issuable upon the exercise of warrants on or before May 31, 2004 held by Edelson IV, L.P. and 5,600,122 shares of common stock held of record by College Enterprises, Inc. Mr. Harry Edelson exercises voting and dispositive control over the shares held by Edelson IV, L.P. and College Enterprises, Inc.

(4)	Does not give effect to $4,403,078 of accumulated dividends as of March 1, 2004, that are payable in shares of our common stock valued at the price per share in this offering. Consists of 5,436,292 shares of common stock held of record by and 289,787 shares of common stock issuable upon the exercise of warrants on or before May 31, 2004 held by ICG Holdings, Inc.

(5)	Does not give effect to $3,250,579 of accumulated dividends as of March 1, 2004, that are payable in shares of our common stock valued at the price per share in this offering. Consists of 476,611 shares of common stock held of record by C/ S Venture Investors, L.P., a Cayman Islands limited partnership, 303,750 shares of common stock held of record by Carlyle U.S. Venture Partners, L.P., a Delaware limited partnership, 184,638 shares of common stock held of record by Carlyle Venture Coinvestment, L.L.C., a Delaware limited liability company, 2,290,256 shares of common stock held of record by Carlyle Venture Partners, L.P., a Cayman Islands limited partnership, and 208,358 shares of common stock issuable upon exercise of warrants on or before May 31, 2004 held by Carlyle Venture Partners, L.P., 27,634 shares of common stock issuable upon exercise of warrants on or before May 31, 2004 held by Carlyle U.S. Venture Partners, L.P., 43,360 shares of common stock issuable upon exercise of warrants on or before May 31, 2004 held by C/S Venture Investors, L.P., and 16,798 shares of common stock issuable upon exercise of warrants on or before May 31, 2004 held by Carlyle Venture Coinvestment, L.L.C. TCG Ventures, Ltd. is the sole general partner of Carlyle Venture Partners, L.P. and the general partner of C/ S Venture Investors, L.P. TCG Ventures, L.L.C. owns 100% of the outstanding capital stock of TCG Ventures Ltd., is the sole general partner of Carlyle U.S. Venture Partners, L.P. and is the sole managing member of Carlyle Venture Coinvestment, L.L.C. TC Group, L.L.C. is the sole member of TCG Ventures, L.L.C. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C.

(6)	Does not give effect to $1,995,380 of accumulated dividends as of March 1, 2004, that are payable in shares of our common stock valued at the price per share in this offering. Consists of 457,726 shares of common stock held of record by Novak Biddle Venture Partners II, 1,969,908 shares of common stock held of record by Novak Biddle Venture Partners, L.P. and 248,465 shares of common stock issuable upon the exercise of warrants on or before May 31, 2004 held by Novak Biddle Partners L.P. E. Rogers Novak, Jr. and A.W.G. Biddle, III share voting and dispositive control of the shares held by Novak Biddle Venture Partners II, Novak Biddle Venture Partners, L.P. and Novak Biddle Partners, L.P.

(7)	Does not give effect to $2,591,565 of accumulated dividends as of March 1, 2004, that are payable in shares of our common stock valued at the price per share in this offering.

(8)	Does not give effect to $19,309 of accumulated dividends as of March 1, 2004, that are payable in shares of our common stock valued at the price per share in this offering. Includes 352,708 shares of common stock issuable upon exercise of options on or before May 31, 2004.

(9)	Does not give effect to $21 of accumulated dividends as of March 1, 2004, that are payable in shares of our common stock valued at the price per share in this offering. Includes 352,708 shares of common stock issuable upon exercise of options on or before May 31, 2004.

(10)	Consists entirely of shares of common stock issuable upon exercise of options on or before May 31, 2004.

(11)	Does not give effect to $895 of accumulated dividends as of March 1, 2004, that are payable in shares of our common stock valued at the price per share in this offering. Includes options to purchase 263,810 shares of common stock issuable upon exercise of options on or before May 31, 2004.

(12)	Consists entirely of shares of common stock issuable upon exercise of options on or before May 31, 2004.

(13)	Consists entirely of shares held by entities affiliated with ICG Holdings, Inc. See footnote 4 above.

(14)	Excludes 476,611 shares of common stock held of record by C/ S Venture Investors, L.P., 303,750 shares of common stock held of record by Carlyle U.S. Venture Partners, L.P., 184,638 shares of common stock held of record by Carlyle Venture Coinvestment, L.L.C., 2,290,256 shares of common stock held of record by Carlyle Venture Partners, L.P., 208,358 shares of common stock issuable upon exercise of warrants on or before May 31, 2004 held by Carlyle Venture Partners, L.P., 27,634 shares of common stock issuable upon exercise of warrants on or before May 31, 2004 held by Carlyle U.S. Venture Partners, L.P., 43,360 shares of common stock issuable upon exercise of warrants on or before May 31, 2004 held by C/S Venture Investors, L.P., and 16,798 shares of common stock issuable upon exercise of warrants on or before May 31, 2004 held by Carlyle Venture Coinvestment, L.L.C. Mr. Grady is a managing director of TCG Holdings, L.L.C. Mr. Grady is not the beneficial owner of any shares owned by C/ S Venture Investors, L.P., Carlyle U.S. Venture Partners, L.P., Carlyle Venture Coinvestment, L.L.C. and Carlyle Venture Partners, L.P.

(15)	Excludes 5,967,547 shares beneficially owned by Oak Hill Capital Partners, L.P. and 153,014 shares beneficially owned by Oak Hill Capital Management Partners, L.P. Mr. Gruber is a Manager and an Officer of OHCP MGP, LLC, the general partner of OHCP GenPar, L.P., the general partner of Oak Hill Capital Partners, L.P. and Oak Hill Capital Management Partners, L.P. Mr. Gruber is not

the beneficial owner of any shares owned by Oak Hill Capital Partners, L.P. and Oak Hill Capital Management Partners, L.P.

(16)	Consists entirely of shares of common stock issuable upon exercise of options on or before May 31, 2004.

(17)	Consists entirely of shares held by entities affiliated with Novak Biddle Venture Partners. See footnote 5 above.

(18)	See footnotes 8 through 17. Does not give effect to $4,473 of accumulated dividends as of March 1, 2004, that are payable in shares of our common stock at the price per share in this offering to another executive officer. Also includes 354,499 shares of common stock owned by another executive officer and 273,747 additional shares of common stock issuable upon exercise of options on or before May 31, 2004 held by other executive officers.

DESCRIPTION OF CAPITAL STOCK

      After completion of this offering, our authorized capital stock will consist of 400,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. The following is a summary of the material features of our capital stock. For more detail, please see our amended and restated certificate of incorporation and amended and restated by-laws to be effective after the completion of this offering, filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      As of                     , 2004, after giving affect to the assumptions described under the caption “Capitalization”, there would have been            shares of common stock outstanding held by            stockholders of record. Based upon the number of shares outstanding as of that date, and giving effect to the issuance of the shares of common stock offered by us in this offering, there will be            shares of common stock outstanding upon the completion of this offering.

      Holders of common stock are entitled to one vote per share held of record on all matters submitted to a vote of the stockholders. The holders of common stock do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available to pay dividends. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably all assets after the payment of our liabilities, subject to the prior rights of any outstanding preferred stock that we may designate and issue in the future. Holders of common stock have no preemptive, subscription, redemption or conversion rights. They are not entitled to the benefit of any sinking fund. The outstanding shares of common stock are, and the shares of common stock offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, powers, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

      At present, there is no established trading market for our common stock. We have applied to list our shares of common stock on The NASDAQ National Market under the symbol “BBBB”.

Preferred Stock

      On the completion of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series and on one or more occasions. Each series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as the board of directors may determine. These rights and privileges may include, among others, dividend rights, voting rights, redemption provisions, liquidation preferences, conversion rights and preemptive rights.

      The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire us, or discourage a third party from attempting to acquire us.

Warrants

      Upon completion of this offering, we will have outstanding warrants to purchase:

•	962,711 shares of our common stock at an exercise price of $3.27 per share;

•	91,285 shares of our common stock at an exercise price of $5.48 per share;

•	7,274 shares of our common stock at an exercise price of $5.51 per share; and

•	16,300 shares of our common stock at an exercise price of $9.20 per share.

The warrants expire on dates ranging from June 2005 to November 2006 and provide for adjustments in the event of stock dividends, stock splits, reclassifications, exchanges, substitutions or other changes in our corporate structure.

Registration Rights

      The holders of            shares of common stock, after giving effect to the exercise of warrants to purchase shares of convertible preferred stock that will otherwise expire upon consummation of this offering and the conversion of outstanding convertible preferred stock into shares of common stock upon completion of this offering, and the holders of warrants to purchase            shares of common stock, are entitled to cause us to register those shares for sale under the Securities Act.

      At any time, holders of at least 50% of the            total shares of our common stock issued upon the conversion of our series B preferred stock, series C preferred stock and series D preferred stock held by holders of registration rights, or at least 50% of the            shares of our common stock issued upon the conversion of our series E preferred stock held by holders of registration rights, may demand that we register all or a portion of their common stock for sale under the Securities Act. Each such group of holders may demand registration of their shares of common stock so long as the stock to be registered is at least 20% of such stock originally issued to them by us, is all of such stock then outstanding, or has an aggregate value of at least $10,000,000. We are required to effect only two of these registrations for each group of holders.

      If at any time we become eligible to file a registration statement on Form S-3, or any successor form, any member of either group of holders of registration rights may request that we effect a registration on such form of their common stock having an aggregate offering price of more than $1,000,000. We are required to effect only three of these registrations for each group of holders and only one in any 12-month period.

      In addition, holders of            shares of common stock will have piggy-back registration rights in connection with future registrations of our common stock under the Securities Act. If at any time after this offering we register any shares of common stock, either for our own account or for the account of other security holders, the holders of these registration rights are entitled to notice of the registration and to include all or a portion of their common stock in the registration.

      A holder’s right to demand or include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any registrations will be paid by us, and all selling expenses will be paid by the holders of the securities being registered.

      The holders of these registration rights have waived these rights until 180 days after the date of this prospectus.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

      We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, consolidations, asset sales and other transactions involving our company and an interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the company’s voting stock.

      Our amended and restated certificate of incorporation and amended and restated by-laws to be effective upon the completion of this offering will provide:

•	that the board of directors be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

•	that directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the combined voting power of the outstanding shares of our capital stock entitled to vote; and

•	that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

      The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, which could have the effect of discouraging a third party from attempting to do so.

      Our amended and restated certificate of incorporation and amended and restated by-laws will also provide that:

•	any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting;

•	special meetings of the stockholders may only be called by the chairman of the board of directors, the president, the chief executive officer or the board of directors; and

•	in order for any matter to be considered properly brought before a meeting, a stockholder must comply with requirements regarding advance notice to us.

      These provisions could delay until the next stockholders’ meeting stockholder actions, which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting, and not by written consent.

      Delaware’s corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation will require the affirmative vote of the holders of at least 75% of the combined voting power of the outstanding shares of our capital stock entitled to vote to amend or repeal any of the foregoing provisions of our amended and restated certificate of incorporation. Generally, following the offering our amended and restated by-laws may be amended or repealed by a majority vote of the board of directors or the holders of a majority of the shares of our capital stock issued and outstanding and entitled to vote. To amend our amended and restated by-laws regarding special meetings of stockholders, written actions of stockholders in lieu of a meeting, and the election, removal and classification of members of the board of directors will require the affirmative vote of the holders of at least 75% of the combined voting power of the outstanding shares of our capital stock entitled to vote. The stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

Limitation of Director and Officer Liability and Indemnification

      Our amended and restated certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

      Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since some shares of common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

      Prior to this offering, there has been no public market for our common stock. Upon completion of this offering, after giving effect to the assumptions described under the caption “Capitalization”, we will have outstanding an aggregate of            shares of our common stock assuming no other exercise of outstanding options or warrants. Of these shares, the            shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless those shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining            shares of common stock held by existing stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. Of these remaining securities:

•	shares which are not subject to the 180-day lock-up period described below may be sold immediately after completion of this offering;

•	additional shares which are not subject to the 180-day lock-up period described below may be sold beginning 90 days after the date of this proposal; and

•	additional shares may be sold upon expiration of the 180-day lock-up period described below.

      Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

      In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock on The NASDAQ National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      Common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not an affiliate of Blackboard and has not been an affiliate of Blackboard at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

      In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchase shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

      Our officers and directors and many of our stockholders, all of whom will together beneficially own an aggregate of            shares of common stock, after giving effect to the conversion of outstanding preferred stock into shares of common stock, have signed lock-up agreements under which they agreed not to offer, sell, pledge, contract to sell, short sell, grant any option in or otherwise dispose of, or enter into any hedging transaction with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock beneficially owned by them, for a period ending 180 days after the date of this prospectus. The foregoing does not prohibit open market purchases and sales of our common stock by such holders after the completion of this offering and transfers or dispositions by our officers, directors and stockholders can be made sooner:

•	with the written consent of Credit Suisse First Boston LLC;

•	as a gift or by will or intestacy;

•	to immediate family members;

•	to any trust for the direct or indirect benefit of the holder or his or her immediately family; and

•	as a distribution to partners, members or shareholders of the holder, so long as the transferee of such shares agrees to be bound by the lockup agreement and such transfer does not cause any filing under Section 16(a) of the Exchange Act.

Registration Rights

      Upon completion of this offering, the holders of            shares of our common stock, or their transferees, have rights to require or participate in the registration of those shares under the Securities Act. The holders of warrants to purchase            shares of our common stock will also be entitled to these registration rights with respect to shares of common stock issuable upon exercise of such warrants. For a detailed description of these registration rights, see “Description of Capital Stock – Registration Rights.”

Stock Options

      Immediately after this offering, we intend to file a registration statement under the Securities Act covering            shares of common stock reserved for issuance under our 1998 plan and 2004 plan. That registration statement is expected to become effective upon filing with the SEC. Accordingly, common stock registered under that registration statement will, subject to vesting provisions and limitations as to the volume of shares that may be sold by our affiliates under Rule 144 described above, be available for sale in the open market immediately after the registration statement is filed.

      As of                     , 2004, options to purchase            shares of common stock were issued and outstanding at a weighted average exercise price of $           per share. Of these,            shares would be subject to the lock-up period described above if exercised.

Warrants

      Upon completion of this offering, there will be warrants outstanding to purchase 1,077,570 shares of common stock at a weighted average exercise price of $3.56 per share. Any shares purchased pursuant to the cashless exercise feature of outstanding warrants may be sold approximately 90 days after completion of this offering, subject to the requirements of Rule 144 and subject to the terms of the lock-up agreements to which the holder may be a party.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                      , 2004, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as the representative, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse First Boston LLC.
Banc of America Securities LLC
Merrill Lynch Pierce Fenner & Smith Incorporated
Thomas Weisel Partners LLC

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to           additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $           per share on sales to other broker/dealers. After the initial public offering, the representative may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$

      The representative has informed us that it does not expect sales accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, or the Securities Act, relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

      Our officers, directors and most other stockholders and option holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus.

      The underwriters have reserved for sale at the initial public offering price up to            shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      Merrill Lynch KECALP L.P. 1999 and Merrill Lynch KECALP International L.P. 1999, each of which is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters of this offering, beneficially own in the aggregate           shares, or           %, of our outstanding common stock as of                      , 2004, after giving effect to the conversion of our outstanding convertible preferred stock in connection with the offering and the issuance of common stock upon the closing of this offering in satisfaction of accrued dividends on our convertible preferred stock. As a holder of our convertible preferred stock prior to the offering, Merrill Lynch KECALP L.P. 1999 and Merrill Lynch KECALP International L.P. 1999 each will receive shares of our common stock in respect of accrued dividends upon the same terms and conditions as the other holders of the applicable series of our preferred stock.

      We have applied to list our common stock on The NASDAQ National Market.

      Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees and expenses.

      Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

      We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after the offering.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in the offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

      The validity of the shares of common stock we are offering will be passed upon for us by Hale and Dorr LLP, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, as set forth in their reports. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

      You can read our SEC filings, including the registration statement, over the Internet at the SEC’s Web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

REPORT OF INDEPENDENT AUDITORS

Board of Directors

Blackboard Inc.

      We have audited the accompanying consolidated balance sheets of Blackboard Inc. (the Company) as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Accounting for Goodwill and Other Intangible Assets, in 2002.

ERNST & YOUNG LLP

McLean, VA

February 10, 2004, except for the last paragraph of Note 10, as to which the date is February 18, 2004.

BLACKBOARD INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2003

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$20,372	$30,456
Accounts receivable, net of allowance for doubtful accounts of $432 and $1,018 at December 31, 2002 and 2003, respectively	17,111	22,870
Inventories, net of allowance for obsolescence of $150 and $115 at December 31, 2002 and 2003, respectively	2,579	2,050
Prepaid expenses and other current assets	3,454	711
Deferred cost of revenues	4,521	3,846

Total current assets	48,037	59,933
Property and equipment, net	6,565	7,683
Restricted cash	1,153	843
Goodwill	6,614	10,252
Intangible assets, net	8,771	4,343

Total assets	$71,140	$83,054

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,361	$1,833
Accrued expenses	9,306	9,900
Line of credit	7,250	7,880
Equipment note, current portion	1,180	949
Note payable, current portion	1,000	2,000
Deferred revenues, current portion	37,342	51,215

Total current liabilities	57,439	73,777
Equipment note, noncurrent portion	425	735
Note payable, noncurrent portion	2,000	—
Deferred rent	1,305	1,135
Deferred revenues, noncurrent portion	3,153	1,727

			Pro forma as of
			December 31,
			2003

			(Unaudited)
Commitments and contingencies
Series A Convertible Preferred Stock, $0.01 par value; 1,174,484 shares authorized, issued and outstanding and no shares issued or outstanding on a pro forma basis; liquidation preference of $876 at December 31, 2003	805	868
Series B Redeemable Convertible Preferred Stock, $0.01 par value; 5,025,935 shares authorized, issued and outstanding and no shares issued or outstanding on a pro forma basis; liquidation preference of $4,403 at December 31, 2003	4,145	4,397
Series C Redeemable Convertible Preferred Stock, $0.01 par value; 6,220,049 shares authorized; 5,904,788 shares issued and outstanding and no shares issued or outstanding on a pro forma basis; liquidation preference of $21,285 at December 31, 2003	19,981	21,256
Series D Redeemable Convertible Preferred Stock, $0.01 par value; 4,167,333 shares authorized; 3,451,707 shares issued and outstanding and no shares issued or outstanding on a pro forma basis; liquidation preference of $41,248 at December 31, 2003	38,659	41,215
Series E Redeemable Convertible Preferred Stock, $0.01 par value; 13,000,000 shares authorized; 10,236,934 shares issued and outstanding and no shares issued or outstanding on a pro forma basis, liquidation preference of $64,830 at December 31, 2003	50,381	58,227
Warrants to purchase Series E Redeemable Convertible Preferred Stock	6,250	4,334
Stockholders’ deficit:
Common stock, $0.01 par value; 60,000,000 shares authorized; 11,663,236 and 11,735,216 shares issued and outstanding at December 31, 2002 and 2003, respectively and shares issued and outstanding on a pro forma basis	117	117
Additional paid-in capital	17,797	7,958
Deferred stock compensation	(85)	(35)
Accumulated deficit	(131,232)	(132,657)

Total stockholders’ deficit	(113,403)	(124,617)

Total liabilities and stockholders’ deficit	$71,140	$83,054

See accompanying notes.

BLACKBOARD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,

	2001	2002	2003

	(in thousands, except share and
	per share amounts)
Revenues:
Product	$38,463	$61,406		$83,331
Professional services	8,262	8,540		9,147

Total revenues	46,725	69,946		92,478
Operating expenses:
Cost of product revenues	15,527	20,774		23,079
Cost of professional services revenues	6,779	6,494		6,628
Research and development	13,207	10,272		11,397
Sales and marketing	28,294	24,176		29,931
General and administrative	13,773	16,464		15,708
Amortization of intangibles resulting from acquisitions	9,271	5,519		5,757
Stock-based compensation	193	474		319

Total operating expenses	87,044	84,173		92,819

Loss from operations	(40,319)	(14,227)		(341)
Other income (expense), net:
Interest expense	(2,068)	(737)		(573)
Interest income	602	228		103

Loss before provision for income taxes and cumulative effect of change in accounting principle	(41,785)	(14,736)		(811)
Provision for income taxes	—	(283)		(614)

Loss before cumulative effect of change in accounting principle	(41,785)	(15,019)		(1,425)
Cumulative effect of change in accounting principle	—	(26,632)		—

Net loss	(41,785)	(41,651)		(1,425)
Dividends on and accretion of convertible preferred stock	(7,977)	(9,699)		(10,077)

Net loss attributable to common stockholders	$(49,762)	$(51,350)		$(11,502)

Net loss attributable to common stockholders per common share — basic and diluted	$(5.03)	$(4.44)		$(0.98)

Weighted average number of common shares — basic and diluted	9,899,756	11,574,134		11,692,417

Pro forma net loss attributable to common stockholders per share (unaudited):
Pro forma net loss attributable to common stockholders			$

Pro forma basic and diluted net loss attributable to common stockholders per common share			$

Pro forma basic and diluted weighted average common shares outstanding

See accompanying notes.

BLACKBOARD INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Common Stock
			Additional Paid-In	Deferred Stock	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Compensation	Deficit	Deficit

	(in thousands, except share amounts)
Balance at December 31, 2000	9,049,206	$90	$18,749	$(318)	$(47,796)	$(29,275)
Issuance of common stock upon exercise of options	70,984	1	59	—	—	60
Issuance of compensatory stock options to nonemployees	—	—	125	—	—	125
Beneficial conversion feature associated with Series E Preferred Shares and Warrants	—	—	4,126	—	—	4,126
Issuance of warrants to financial institution in connection with November 2001 line of credit	—	—	36	—	—	36
Issuance of common stock in connection with acquisition of Special Teams Inc.	1,368,828	14	6,023	—	—	6,037
Amortization of deferred stock compensation	—	—	—	68	—	68
Accretion of beneficial conversion feature associated with Series E Preferred Shares and warrants	—	—	(591)	—	—	(591)
Accretion on preferred stock and related dividends	—	—	(7,386)	—	—	(7,386)
Net loss	—	—	—	—	(41,785)	(41,785)

Balance at December 31, 2001	10,489,018	105	21,141	(250)	(89,581)	(68,585)
Issuance of common stock upon exercise of options	71,999	1	68	—	—	69
Issuance of common stock in connection with acquisition of Prometheus	1,102,219	11	5,978	—	—	5,989
Issuance of compensatory stock options to nonemployees	—	—	135	—	—	135
Recognition of stock compensation for modification of options	—	—	141	—	—	141
Issuance of compensatory stock options to employees	—	—	33	(33)	—	—
Amortization of deferred stock compensation	—	—	—	198	—	198
Accretion of beneficial conversion feature associated with Series E Preferred Shares and warrants	—	—	(800)	—	—	(800)
Accretion on preferred stock and related dividends	—	—	(8,899)	—	—	(8,899)
Net loss	—	—	—	—	(41,651)	(41,651)

Balance at December 31, 2002	11,663,236	117	17,797	(85)	(131,232)	(113,403)
Issuance of common stock upon exercise of options	70,568	—	194	—	—	194
Issuance of common stock in connection with acquisition of Prometheus	1,412	—	—	—	—	—
Issuance of stock options to nonemployees	—	—	5	—	—	5
Issuance of stock options to employees	—	—	18	(18)	—	—
Recognition of stock compensation for modification of options	—	—	21	—	—	21
Amortization of deferred stock compensation	—	—	—	68	—	68
Accretion of beneficial conversion feature associated with Series E Preferred Shares and warrants	—	—	(777)	—	—	(777)
Accretion on preferred stock and related dividends	—	—	(9,300)	—	—	(9,300)
Net loss	—	—	—	—	(1,425)	(1,425)

Balance at December 31, 2003	11,735,216	$117	$7,958	$(35)	$(132,657)	$(124,617)

See accompanying notes.

BLACKBOARD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2001	2002	2003

	(in thousands)
Cash flows from operating activities
Net loss	$(41,785)	$(41,651)	$(1,425)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Cumulative effect of change in accounting principle	—	26,632	—
Depreciation and amortization	4,759	4,485	3,911
Amortization of intangibles	9,271	5,519	5,757
Provision (benefit) for doubtful accounts	270	(255)	586
Provision (benefit) for obsolescence reserve	99	(128)	(35)
Noncash interest expense related to warrant issuances	1,233	—	—
Noncash stock compensation related to options issued to nonemployees	125	135	5
Noncash stock compensation for modification of options	—	141	21
Noncash deferred stock amortization	68	198	68
Loss on disposal of assets	213	—	—
Changes in operating assets and liabilities net of effect of acquisitions:
Accounts receivable	(5,022)	(3,727)	(6,345)
Inventories	(883)	320	564
Prepaid expenses and other current assets	1,023	(2,512)	2,743
Deferred cost of revenues	(3,002)	(389)	675
Accounts payable	(1,017)	(864)	321
Accrued expenses	816	(481)	594
Deferred rent	272	726	(170)
Deferred revenues	9,360	13,193	12,130

Net cash (used in) provided by operating activities	(24,200)	1,342	19,400
Cash flows from investing activities
Purchase of property and equipment	(4,833)	(4,434)	(5,029)
Acquisition of business, net of cash acquired	—	—	(4,500)

Net cash used in investing activities	(4,833)	(4,434)	(9,529)
Cash flows from financing activities
Proceeds from equipment notes	609	1,167	1,500
Payments on equipment notes	(509)	(1,134)	(1,421)
Proceeds from line of credit	2,250	5,000	10,380
Payments on line of credit	(15,730)	(2,000)	(9,750)
Payments on note payable	—	—	(1,000)
Proceeds from issuance of Series E preferred stock	51,373	7	—
(Issuance) release of letters of credit	(788)	85	310
Proceeds from exercise of stock options	60	69	194

Net cash provided by financing activities	37,265	3,194	213

Net increase in cash and cash equivalents	8,232	102	10,084
Cash and cash equivalents at beginning of year	12,038	20,270	20,372

Cash and cash equivalents at end of year	$20,270	$20,372	$30,456

Supplemental cash flow information
Cash paid for interest	$835	$701	$541
Cash paid for income taxes	$—	$92	$88
Preferred stock dividends and accretion of convertible redeemable preferred stock	$7,977	$9,699	$10,077
See accompanying notes.

BLACKBOARD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2003

1.	Nature of Business and Organization

      Blackboard Inc. (the Company) is an enterprise software company for the education markets. The Company’s suites of products include the following five products: Blackboard Learning System, Blackboard Portal System, Blackboard Content System, Blackboard Transaction System and Blackboard One.

      The Company began operations on June 3, 1997 as a limited liability company in Delaware. On January 14, 1998, the Company was incorporated in Delaware, merged with the limited liability corporation and is now a C corporation for tax purposes.

2.	Significant Accounting Policies

     Basis of Presentation and Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation. The Company consolidates investments where it has a controlling financial interest as defined by Accounting Research Bulletin (ARB) No. 51, “Consolidated Financial Statements” as amended by Statement of Financial Accounting Standards (SFAS) No. 94, “Consolidation of all Majority-Owned Subsidiaries.” The usual condition for controlling financial interest is ownership of a majority of the voting interest and, therefore, as a general rule ownership, directly or indirectly, of over fifty percent of the outstanding voting shares is a condition pointing towards consolidation. For investments in variable interest entities, as defined by Financial Statement Accounting Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46), the Company would consolidate when it is determined to be the primary beneficiary of a variable interest entity. For those investments in entities where the Company has significant influence over operations, but where the Company neither has a controlling financial interest nor is the primary beneficiary of a variable interest entity, the Company follows the equity method of accounting pursuant to Accounting Principles Bulletin (APB) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

     Unaudited Pro Forma Financial Information

      The unaudited pro forma information as of December 31, 2003 gives effect to the conversion of the convertible preferred stock as if it occurred on December 31, 2003. The pro forma net loss attributable to common stockholders per common share is computed using the pro forma weighted average number of common shares outstanding during the period. Pro forma weighted average common shares assumes the conversion of the Series A Convertible Preferred Stock and the Series B through Series E Redeemable Convertible Preferred Stock and Series E warrants plus accrued and unpaid dividends into common stock upon the consummation of this offering.

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassification

      Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year presentation.

     Fair Value of Financial Instruments

      SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is practicable to estimate that value. Due to their short-term nature, the carrying amounts reported in the consolidated financial statements approximate the fair value for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The fair value of the Company’s long-term debt is based upon quoted market prices for the same and similar issuances giving consideration to quality, interest rates, maturity and other characteristics. As of December 31, 2003, the Company believes the carrying amount of its long-term debt approximates its fair value since the variable interest rate of the debt approximates a market rate. The fair value of the Company’s redeemable convertible preferred stock is not practicable to determine as no quoted market price exists for the redeemable convertible preferred stock nor have there been any recent transactions in the Company’s redeemable convertible preferred stock. The redeemable convertible preferred stock will be converted into common stock of the Company upon consummation of the initial public offering contemplated by this Prospectus.

     Cash and Cash Equivalents

      Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

     Restricted Cash

      At December 31, 2002 and 2003, $1,153,000 and $843,000, respectively, of cash was pledged as collateral on outstanding letters of credit related to lease obligations and was classified as restricted cash on the consolidated balance sheets.

     Concentration of Credit Risk

      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company deposits its cash with financial institutions that the Company considers to be of high credit quality.

      With respect to accounts receivable, the Company performs ongoing evaluations of its customers, generally grants uncollateralized credit terms to its customers, and maintains an allowance for doubtful accounts based on historical experience and management’s expectations of future losses. As of and for the years ended December 31, 2002 and 2003, there were no significant concentrations with respect to the Company’s consolidated revenues or accounts receivable.

      The Company recognized revenue for products and professional services provided to an investor of $1,414,000, $3,251,000 and $2,973,100 for the years ended December 31, 2001, 2002 and 2003, respectively.

     Inventories

      Inventories are stated at the lower of cost or market using the first-in, first-out method and reflect appropriate reserves for potentially obsolete, slow-moving or otherwise impaired inventories, and include appropriate elements of material, labor and indirect costs. Reserves are based on historical and projected sales volumes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Property and Equipment

      Property and equipment are recorded at cost. Depreciation and amortization are calculated on the straight-line method over the following estimated useful lives of the assets:

Computer and office equipment	3 years
Software	2 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	Shorter of lease term or useful life

     Intangible Assets

      Intangible assets are amortized using the straight-line method over the following estimated useful lives of the assets:

Patented technology	3 years
Contracts and customer lists	3-5 years
Non-compete agreements	Term of agreement
Trademarks and domain names	3 years

     Impairment of Goodwill and Intangibles

      In 2001, the FASB issued SFAS No. 141, “Business Combinations” (SFAS 141) and SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 was effective for the Company for purchase business combinations consummated after June 30, 2001. Upon adoption of SFAS 142 on January 1, 2002, the Company recorded a one-time charge of $26,632,000 to reduce the carrying value of its goodwill. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying consolidated statements of operations. The Company has chosen October 1 as the date to perform its annual impairment analysis. For additional discussion on the impact of adopting SFAS 142, see Note 6.

     Impairment of Long-Lived Assets

      The Company evaluates the recoverability of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the future discounted cash flows compared to the carrying amount of the asset.

     Equity Investment

      In August 2003, the Company invested $150,000 in an international joint venture with CERNET Corporation (CERNET), a Chinese corporation whose owners include China’s Ministry of Education and ten leading Chinese universities. CERNET is the principal provider of Internet access to universities throughout China. This joint venture was established to market the Company’s products and services in China. The Company owns 47% of the joint venture’s voting equity and CERNET owns 53%. The Company has determined that the joint venture is a variable interest entity under FIN 46 and that CERNET is the joint venture’s primary beneficiary. The operations and financial position of the joint venture were immaterial to the Company as of and for the year ended December 31, 2003.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Revenue Recognition and Deferred Revenue

      The Company’s revenues are derived from the following sources: (1) Products — which includes software licenses, hardware, support and maintenance and hosting fees, and (2) Professional services — which includes training and consulting services.

      The Company recognizes software license and maintenance revenues in accordance with the American Institute of Certified Public Accountants’ (AICPA) Statement of Position (SOP) 97-2, “Software Revenue Recognition” (SOP 97-2), as modified by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.”

      Software licensing and maintenance revenues generally represent the sale of licenses for the Company’s software, which does not require significant modification and customization services. For software licensing sales not requiring significant modification and customization services and where professional services are not essential to the functionality of the software, the Company recognizes software licensing revenues when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery and acceptance, if required, has occurred, (3) the fee is fixed and determinable and (4) collectibility is probable. The Company does not have vendor-specific objective evidence (VSOE) of fair value for its maintenance services. Accordingly, when licenses are sold in conjunction with the maintenance services, the license and maintenance revenues are recognized over the term of the maintenance service period. Support and maintenance revenues include software patches, unspecified enhancements and upgrades (when and if available), and telephone support. The Company recognizes revenue for hosting set-up fees over the term of the hosting period.

      The Company sells two different types of hardware: hardware that is sold in conjunction with the Company’s software licenses and hardware sold without software (generally the resale of third party hardware). After any and all installation services are performed, hardware revenues are recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery and acceptance, if required, has occurred; (3) the fee is fixed and determinable; and (4) collectibility is probable. The Company does not have VSOE of fair value for hardware that is sold in conjunction with software licenses. Accordingly, when hardware is sold in conjunction with software licenses and maintenance services, all revenues are recognized over the term of the maintenance service period. Revenues from hardware sales without software are recognized upon shipment of goods to the customer.

      Professional services revenues, which are substantially time and materials related, consist of training, implementation and installation services and are recognized as the services are provided.

      Advance payments are recorded as deferred revenue until the product is shipped, services are delivered, or obligations are met. Deferred revenue represents the difference between amounts invoiced and amounts recognized as revenues. The Company provides nonspecified upgrades of its product only on a when-and-if-available basis. Any contingencies, such as rights of return, conditions of acceptance, warranties and price protection, are accounted for under SOP-97-2.

     Cost of Revenues

      Cost of revenues include all direct materials, direct labor, and those indirect costs related to revenue such as indirect labor, materials and supplies, equipment rent, and amortization of software acquired and software license rights. The Company does not have transactions in which the deferred cost of revenues exceed deferred revenues.

      Deferred cost of revenues represent the cost of hardware (if sold as part of a complete system) and software that is purchased and has been sold in conjunction with the Company’s products. These costs are

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized as costs of revenues proportionally and over the same period that deferred revenue is recognized as revenues in accordance with SAB Topic 13.

     Software Development Costs

      Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized to the extent that the capitalizable costs do not exceed the realizable value of such costs, until the product is available for general release to customers. The Company defines the establishment of technological feasibility as the completion of all planning, designing, coding and testing activities that are necessary to establish products that meet design specifications including functions, features and technical performance requirements. Under the Company’s definition, establishing technological feasibility is considered complete only after the majority of client testing and feedback has been incorporated into product functionality. As of December 31, 2002 and 2003, the Company has capitalized software of $1,250,000 and $1,388,000, respectively, which is amortized over two years. The Company amortized $0, $318,000 and $634,000 for the years ended December 31, 2001, 2002 and 2003, respectively. Capitalized software is included in property and equipment in the accompanying consolidated balance sheets.

     Advertising

      The Company expenses advertising as incurred. Advertising expense was $2,071,000, $864,000 and $234,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

     Accounting for Stock-Based Compensation

      SFAS No. 123, “Accounting for Stock-Based Compensation,” (SFAS 123), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123,” allows companies to account for stock-based compensation using either the provisions of SFAS 123 or the provisions of APB No. 25, “Accounting for Stock Issued to Employees,” (APB No. 25) but requires pro forma disclosure in the notes to the financial statements as if the measurement provisions of SFAS 123 had been adopted. The Company accounts for its stock-based employee compensation in accordance with APB No. 25. Stock-based compensation related to options granted to nonemployees is accounted for using the fair value method in accordance with the SFAS 123 and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

BLACKBOARD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table illustrates the effect of net loss attributable to common stockholders and net loss attributable to common stockholders per common share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation.

	Year ended December 31,

	2001	2002	2003

	(in thousands, except per share
	amounts)
Pro forma net loss attributable to common stockholders:
As reported	$(49,762)	$(51,350)	$(11,502)
Add: Stock-based compensation included in reported net loss attributable to common stockholders	193	474	319
Deduct: Stock-based compensation expense determined under fair value-based method for all awards	(2,407)	(3,455)	(2,942)

Pro forma net loss attributable to common stockholders	$(51,976)	$(54,331)	$(14,125)

Net loss attributable to common stockholders per common share:
Basic and diluted — as reported	$(5.03)	$(4.44)	$(0.98)
Basic and diluted — pro forma	$(5.25)	$(4.69)	$(1.21)

      The effect of applying SFAS 123 on pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional options to be granted in the future years.

      The weighted-average fair value of options granted during 2001, 2002 and 2003 was $2.47, $2.58 and $3.11, respectively. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants issued during the years ended December 31, 2001, 2002 and 2003:

	2001	2002	2003

Dividend yield	0%	0%	0%
Expected volatility	60%	60%	85%
Average risk-free interest rate	5.25%	4.75%	3.00%
Expected term	5 years	5 years	5 years

     Basic and Diluted Net Loss Attributable to Common Stockholders Per Common Share

      Basic net loss attributable to common stockholders per common share excludes dilution for potential common stock issuances and is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Mandatorily redeemable convertible preferred stock, stock options and warrants were not considered in the computation of diluted net loss attributable to common stockholders per common share for the years ended December 31, 2001, 2002 and 2003, as their effect is anti-dilutive.

     Income Taxes

      The Company recognizes deferred taxes using the liability approach pursuant to which deferred income taxes are calculated based on the differences between the financial and tax bases of assets and liabilities based upon enacted tax laws and rates applicable to the periods in which the taxes become

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payable. The Company provides a valuation allowance, if necessary, based on a number of factors, including available objective evidence.

     Segment Information

      The Company currently operates in one business segment; namely the development, commercialization and implementation of software products and related services. The Company evaluates its market opportunities by referring to the U.S. postsecondary education market, U.S. elementary and secondary, or K-12, education market, and the international postsecondary education market. The Company is not organized by market and is managed and operated as one business. A single management team that reports to the chief operating decision maker comprehensively manages the entire business. The Company does not operate any material separate lines of business or separate business entities with respect to its products or product development. Accordingly, the Company does not accumulate discrete financial information with respect to separate product lines and does not have separately reportable segments as defined by SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information.”

      All of the Company’s material identifiable assets are located in the United States. Revenues derived from international sales were $4,683,000, $8,360,000 and $12,151,000 for the years ended December 31, 2001, 2002 and 2003, respectively. All international sales are denominated in U.S. dollars.

     Recent Accounting Pronouncements

      In November 2002, the EITF reached a consensus on EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The application of the provisions of EITF 00-21 did not have a material impact on the Company’s consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS 150). SFAS 150 requires that an issuer classify certain financial instruments as a liability because they embody an obligation of the issuer. The remaining provisions of SFAS 150 revise the definition of a liability to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The provisions of this statement require that any financial instruments that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur be classified as liabilities. The Company’s convertible redeemable preferred stock may be converted into common stock at the option of the stockholder, and therefore, it will not be classified as a liability under the provisions of SFAS 150.

      In August 2003, the FASB ratified the consensus reached by the EITF in Issue 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software” (EITF 03-5). The issue is whether non-software deliverables included in an arrangement that contains software that is more than incidental to the products or services as a whole are included within the scope of SOP 97-2. The application of EITF 03-5 did not have a material impact on the Company’s consolidated financial statements.

     Comprehensive Net Loss

      Comprehensive net loss includes net loss, combined with unrealized gains and losses not included in earnings and reflected as a separate component of stockholders’ deficit. There were no differences between net loss and comprehensive net loss for the years ended December 31, 2001, 2002 and 2003.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Business Combinations

     Prometheus

      On January 14, 2002, the Company acquired certain assets and liabilities of Prometheus, a division of The George Washington University, for common stock and a $3,000,000 note payable and the assumption of liabilities of $550,000, for total purchase price consideration of $9,550,000. The Prometheus division was a provider of course management software, similar to the Blackboard Learning System product. The Company purchased the division to acquire the existing client relationships and certain technologies. The Company has issued 1,103,631 shares of common stock and is obligated to issue 58,160 shares of common stock to The George Washington University upon the exercise of the outstanding warrants to purchase shares of our Series E Convertible Preferred Stock, par value $0.01 per share (Series E). The issuance of the additional shares related to the Series E warrants was probable as of the date of acquisition, and accordingly, the value of those shares was included in the original stock valuation. The note payable accrues interest at 6.5%, payable quarterly. Three $1,000,000 principal payments are due in July 2003, January 2004 and July 2004 (see Note 7). The acquisition was accounted for as a purchase and, accordingly, the results of operations have been included in the accompanying consolidated statements of operations since the effective date of the acquisition. The Company performed an analysis of the fair values of the identifiable intangible assets acquired in the transaction. Based upon this analysis, the fair values of these components exceeded the cost of the acquired business by $559,000. Therefore, in accordance with SFAS 141, the Company reduced, on a pro-rata basis, the value attributed to the assets acquired. The value attributed to the identifiable intangible assets acquired included approximately $2,800,000 in customer lists, $4,700,000 in patented technology and $2,000,000 attributed to the non-compete agreement entered into by the parties.

      The customer lists, patented technology and non-compete agreement are included in intangible assets (see Note 6) and are being amortized over three years.

      Due to the January 2002 date of the acquisition of Prometheus, the pro forma results of operations for the year ended December 31, 2002 are materially the same as those presented in the Company’s consolidated statements of operations.

     SA Cash

      On January 31, 2003, the Company acquired certain assets and liabilities of SA Cash, a division of Student Advantage, Inc., for $4,500,000 in cash and assumed net liabilities of $467,000, for total purchase consideration of $4,967,000. The assets acquired from SA Cash enabled students to conduct off-campus debit card transactions with local campus merchants. The Company purchased these assets to add to its commerce suite offerings, all of which are based on a common student transaction card. The acquisition was accounted for as a purchase and, accordingly, the results of operations have been included in the accompanying consolidated statements of operations since the effective date of the acquisition. The Company performed an analysis of the fair values of the identifiable intangible assets acquired in the transaction. The value attributed to the identifiable intangible assets acquired included $1,329,000 in customer lists and $3,638,000 in goodwill. The customer lists are included in intangible assets (see Note 6) and are being amortized over five years.

      Due to the January 2003 date of the acquisition of SA Cash, the pro forma results of operations for the year ended December 31, 2003 are materially the same as those presented in the Company’s consolidated statements of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Inventories

      Inventories consist of the following:

	December 31,

	2002	2003

	(in thousands)
Raw materials	$873	$840
Work-in-process	365	294
Finished goods	1,491	1,031

	2,729	2,165
Less reserve for obsolescence	(150)	(115)

Total inventories, net	$2,579	$2,050

5.     Property and Equipment

      Property and equipment consists of the following:

	December 31,

	2002	2003

	(in thousands)
Computer and office equipment	$11,358	$14,026
Software	4,767	7,029
Furniture and fixtures	483	518
Leasehold improvements	1,170	1,234

	17,778	22,807
Less accumulated depreciation and amortization	(11,213)	(15,124)

Total property and equipment, net	$6,565	$7,683

      Depreciation and amortization expense for the years ended December 31, 2001, 2002 and 2003 was $4,759,000, $4,485,000 and $3,911,000, respectively.

6.     Goodwill and Intangible Assets

      Goodwill and intangible assets consist of the following:

	December 31,

	2002	2003

	(in thousands)
Goodwill	$6,614	$10,252

Patented technology	$10,400	$10,400
Contracts and customer lists	4,114	5,443
Non-compete agreements	2,043	2,043
Trademarks and domain names	71	71

Subtotal	16,628	17,957

Less accumulated amortization	(7,857)	(13,614)

Intangible assets, net	$8,771	$4,343

      Amortization of intangible assets for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 will be $3,523,000, $266,000, $266,000, $266,000 and $22,000, respectively.

BLACKBOARD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Upon adoption of SFAS 142 in 2002, the Company recorded a one-time charge of $26,632,000 to reduce the carrying value of its goodwill. This charge was reflected as a cumulative effect of a change in accounting principle in the accompanying consolidated statements of operations. In calculating the impairment charge, the fair value of the reporting unit was estimated using a discounted cash flow methodology.

      The SFAS 142 goodwill impairment was associated solely with goodwill resulting from acquisitions in 2000, which represents the reporting unit, including operations, resulting from the Company’s acquisitions of CampusWide Access Solutions and Special Teams Inc. The amount of the impairment primarily reflected a decline in value due to changes in market valuation conditions. The goodwill recorded at the time of the 2000 acquisitions reflected valuation multiples appropriate at the time of the transactions; however, the goodwill as of January 1, 2002 was impaired when measured under a discounted cash flow analysis. Accordingly, the balance of goodwill was written down to reflect the fair value as of January 1, 2002.

      The 2001 results do not reflect the provisions of SFAS 142. Had the Company adopted SFAS 142 on January 1, 2001, the net loss attributable to common stockholders for 2001 would have been changed to the adjusted amounts indicated below (in thousands):

Pro forma net loss attributable to common stockholders:
As reported	$(49,762)
Impact of SFAS 142	8,316

Pro forma net loss attributable to common stockholders	$(41,446)

Pro forma net loss attributable to common stockholders per common share—basic and diluted	$(4.19)

7.     Debt

     Working Capital and Equipment Lines

      During November 2001, the Company amended its working capital and equipment lines of credit. The amendment increased the borrowing capacity on the working capital and equipment lines to $8,000,000 and $3,000,000, respectively. Further, the interest rate on the working capital line was amended to prime rate plus 0.5% (4.5% as of December 31, 2003) and the interest rate on new advances under the equipment line was amended to 9.0%. The outstanding equipment lines had interest rates ranging from 7.5% to 9.0% as of December 31, 2003. The assets of the Company are pledged as collateral. As of December 31, 2003, $7,880,000 and $1,684,000 were outstanding on the working capital and equipment lines, respectively. In January 2004, the Company repaid $7,880,000 on the working capital line.

      As of December 31, 2002, $7,250,000 and $1,605,000 were outstanding on the working capital and equipment lines, respectively.

      In conjunction with the 2001 amendment to these lines, the Company issued warrants to purchase 7,274 shares of the Company’s $0.01 par value common stock to the lender at an exercise price of $5.5142 per share. The Company recorded the fair value of the warrants, $36,000, as a debt discount. The fair value of the warrants was estimated at the date of the issuance using the Black-Scholes option-pricing model assuming a risk-free interest rate of 5.25%, dividend yield of 0%, volatility of 60% and expected life of the warrants of five years. The debt discount was charged to interest expense over the remaining life of the line of credit. There was no remaining balance of the debt discount as of December 31, 2002.

      During May 2003, the Company amended the working capital and equipment lines. The amendment extended the maturity date on the working capital line to April 2004, increased the borrowing capacity on

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the equipment lines up to an additional $1,500,000 and revised certain revenue, profitability and working capital financial covenants.

     Note Payable

      In connection with the acquisition of Prometheus, the Company entered into a $3,000,000 note payable with The George Washington University. The note payable accrues interest at 6.5%, payable quarterly. Three $1,000,000 principal payments are due in July 2003, January 2004 and July 2004. In July 2003, the Company paid $1,049,000 in principal and interest to The George Washington University. In January 2004, the Company made a principal and interest payment of $1,033,000 to The George Washington University.

      As of December 31, 2003, remaining principal payments of the working capital line, equipment lines and the Prometheus note payable are as follows (in thousands):

2004	$10,829
2005	498
2006	237

Total	11,564
Less current portion	(10,829)

Long-term portion	$735

     Acquisition Loans

      In December 2000, the Company obtained a line of credit with a maximum borrowing amount of $15,750,000 for purposes of acquiring a certain entity. The line bore interest at the prime rate (9.5% at December 31, 2000) plus 1.25% and was collateralized by a lien on all corporate assets, including intangibles and intellectual properties. This line of credit was guaranteed by several of the Company’s investors, who were compensated for such guarantees with warrants to purchase 962,714 shares of the Company’s Series D Convertible Preferred Stock, par value $0.01 per share (Series D), at an exercise price of $3.27 per share (Series D Warrants). The Company recorded the fair value of the warrants, $1,365,000, as debt issuance costs. The fair value of the warrants was estimated at the date of the issuance using the Black-Scholes option-pricing model assuming a risk-free interest rate of 6.33%, dividend yield of 0%, volatility of 60% and expected life of the warrants of five years. The debt issuance costs were charged to interest expense over the life of the line of credit using a method that approximated the effective interest method. In connection with the offering in April 2001 of the Company’s Series E Convertible Preferred Stock, par value $0.01 per share (Series E), the outstanding balance of this facility was repaid in full on its maturity date and was subsequently closed. As of December 31, 2003, the Series D Warrants remain outstanding and have not been exercised to date.

8.     Convertible Preferred Stock

     Issuances

      During December 2000, the Company issued Series D Warrants to purchase 962,711 shares of the Company’s Series D at an exercise price of $3.27 per share to some of its investors for guaranteeing a line of credit (see Note 7). The fair value of the Series D Warrants was estimated at the date of the issuance using the Black-Scholes option-pricing model. The Company recorded the fair value of the Series D Warrants, $1,365,000, as debt issuance costs. The Series D Warrants were exercisable immediately and have not been exercised as of December 31, 2003.

BLACKBOARD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In April 2001, the Company increased the number of authorized shares of its preferred stock to 30,000,000. Also during April 2001, the Company issued 9,468,309 shares of Series E and warrants for the purchase of 3,313,907 of Series E (Series E Warrants) for total net proceeds of $51,373,000. The Series E Warrants have an exercise price of $0.01 and became exercisable in 2002, subject to certain restrictions as defined in the Series E Warrants. The Company allocated $38,682,000 of the proceeds from this offering to the Series E and $13,528,000 to Series E Warrants based on their relative fair value. A beneficial conversion feature of $3,073,421 was calculated based on the difference between the accounting conversion price of the Series E and the fair value of common stock at the commitment date. The Company is accreting the discount resulting from recording a beneficial conversion feature from the date of issuance to the redemption date of the Series E. Accretion of the discount resulting from recording a beneficial conversion feature amounted to $435,000, $615,000 and $615,000 in 2001, 2002 and 2003, respectively.

      The Company incurred $837,000 of issuance costs related to the Series E. The Company accreted $4,567,000 and $2,077,000, from the Series E Warrants to the Series E in 2002 and 2003, respectively. Effective with the issuance of the Series E, the redemption date for the Series B Convertible Preferred Stock, par value $0.01 per share (Series B), Series C Convertible Preferred Stock, par value $0.01 per share (Series C), and Series D was extended to July 10, 2006. The redemption date for the Series E is April 6, 2006.

      In conjunction with the April 2001 sale of Series E, and due to certain price protection provisions in a 2000 purchase agreement, the Company issued an additional 1,368,828 shares of common stock valued at $6,037,000 to the former shareholders of an acquired company. These shares were accounted for as additional purchase price and were included in goodwill as of December 31, 2001.

      During 2002, the Company issued 768,625 shares of Series E as the result of exercises of Series E Warrants by certain Series E investors.

Series A Preferred Stock

      Each share of the Company’s Series A Convertible Preferred Stock, par value $0.01 per share (Series A) is convertible, at the option of the holder, into common stock at any time at a conversion ratio of 1-to-1. The conversion ratio is subject to adjustment for events such as a stock split, stock dividend or an issuance of stock. The holders of the Series A are entitled to receive, when and if declared by the Board of Directors, dividends at a rate of $0.05 per preferred share per annum issuable upon conversion of the Series A until dividends due to the holders of the Series B, C, D and E have been paid.

      The Series A has a deemed liquidation provision included among the rights given to its holders whereby, upon a sale of the Company or substantially all of the Company’s assets, the holders of the Series A are to receive a cash payment equal to the liquidation preference. In the event of any liquidation or winding up of the Company, the holders of Series A will be entitled to a liquidation preference before the Company’s common stock but after Series B, C, D and E. The liquidation preference equals the original face amount plus any accrued and unpaid dividends which have been declared. No dividends have been declared through December 31, 2003.

      Automatic conversion is required if at any time the Company shall effect an initial public offering, at which time the original face amount plus any accrued and unpaid dividends (whether or not declared) are payable in shares of the Company’s common stock.

     Series B, C, D and E Preferred Stock

      Each share of Series B, C, D and E is convertible, at the option of the holder, into shares of the Company’s common stock at the respective conversion price which is subject to adjustment for events such

BLACKBOARD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

as a stock split, stock dividend or certain issuances of securities. The Series B, C, D and E shares are convertible 1-to-1 into the Company’s common stock.

      Holders of Series B, voting as a single class, are entitled to elect two directors of the Company as long as at least 2,512,967 shares of Series B remain issued and outstanding. Holders of Series C and D, voting as a single class, are entitled to elect one director of the Company. Holders of Series E, voting as a single class, are entitled to elect one director of the Company as long as at least 25% of the Series E issued remains outstanding.

      The Series B, C and D accrue dividends at the rate of 8.0% per share per annum. The Series E accrue and compound quarterly dividends at the rate of 8.0% per annum of the original shareholder investment. These dividends are payable quarterly, when and if declared, and are equal to the total accrued and unpaid dividends prior to any dividend payments to the Series A, B, C or D. The holders of the Series B, C and D are entitled to receive quarterly dividend payments, when and if declared, equal to the total accrued and unpaid dividends prior to any dividend payments to the Series A. No dividends have been declared on the Series B, C, D or E through December 31, 2003.

      In the event of any liquidation or winding up of the Company, or the merger or combination of the Company with another entity, unless consented to by a majority of the Series E holders, the holders of Series E will be entitled to a liquidation preference over holders of all other series of preferred and common stock. The holders of the Series B, C and D are pari passu and have a preference over the Series A and common stockholders.

      The liquidation preference for the Series B, C, D and E equals the amount paid per share upon issuance of such shares plus any accrued and unpaid dividends there on. Series B, C and D also participate so that, after payment of the original purchase price plus unpaid dividends to the holders of Series E together with holders of any other series of preferred stock, the remaining assets shall be distributed on a pro-rata basis to all shareholders on a common equivalent share basis, subject to certain limitations.

      The Series B, C, D and E have mandatory redemption provisions. These shares will be redeemable in amounts equal to the original investment plus accrued dividends. The Series B, C, D and E are being accreted to the redemption date and may be redeemed as follows:

	Series B	Series C	Series D	Series E	Total

	(in thousands)
April 6, 2006	$—	$—	$—	$77,608	$77,608
July 10, 2006	5,028	24,445	47,660	—	77,133

	$5,028	$24,445	$47,660	$77,608	$154,741

      Each share of Series B, C, D and E shall automatically be converted into shares of common stock immediately prior to the closing of an underwritten public offering which results in proceeds of at least $35,000,000 and subject to certain provisions as provided in the Company’s Amended and Restated Certificate of Incorporation. At the time of a qualified public offering, all accrued and unpaid dividends will be paid-in-kind with shares of the Company’s common stock valued at the public offering price per share.

9.     Common Stock

      During April 2001, the Company increased the authorized number of common stock shares to 50,000,000 and issued 1,368,828 shares of common stock to the former shareholders of an acquired entity.

      During January 2002, the Company issued 1,086,956 shares of common stock, in connection with the acquisition of Prometheus, to The George Washington University. In October 2002 and April 2003, the

BLACKBOARD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company issued an additional 15,263 and 1,412 shares of common stock, respectively, to The George Washington University pursuant to an antidilution provision in the Prometheus sales agreement and as a result of the exercises of certain Series E Warrants (see Note 3). As of December 31, 2003, the Company is obligated to issue an additional 58,160 shares under this agreement.

      During March 2003, the Company increased the authorized number of common stock shares to 60,000,000.

10.     Stock Option Plan

      In 1998, the Company adopted a stock option plan in order to provide an incentive to eligible employees, consultants, directors and officers of the Company. In March 2003, the Company increased the number of shares of common stock reserved under the stock option plan by 1,071,234 shares. As of December 31, 2003, 9,669,024 shares of common stock were reserved under the stock option plan. Shares of common stock available for distribution under the stock option plan were 8,987,925 as of December 31, 2003. Stock options granted under the stock option plan generally vest over a four-year period. Shares reserved for issuance upon exercise of options available for future grant as of December 31, 2003 were 1,588,484.

      A summary of the status of the Company’s stock option plan is presented below for the years ended December 31, 2001, 2002 and 2003:

		Weighted-Average
	Shares	Exercise Price

Options outstanding at December 31, 2000	2,892,207	$4.15
Options granted	4,120,679	4.36
Options exercised	(70,984)	2.32
Options forfeited	(417,458)	3.94

Options outstanding at December 31, 2001	6,524,444	4.17
Options granted	1,646,060	4.63
Options exercised	(71,999)	0.95
Options forfeited	(533,168)	4.90

Options outstanding at December 31, 2002	7,565,337	4.25
Options granted	1,210,990	4.56
Options exercised	(70,568)	2.76
Options forfeited	(1,306,318)	4.76

Options outstanding at December 31, 2003	7,399,441	4.23

Options exercisable at December 31, 2003	4,729,891	3.99

Options exercisable at December 31, 2002	3,646,539	3.73

Options exercisable at December 31, 2001	2,214,031	3.05

BLACKBOARD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For various price ranges, weighted average characteristics of outstanding and exercisable options as of December 31, 2003 were as follows:

	Outstanding Options			Exercisable Options

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of Exercise Prices	Shares	Life (Years)	Price	Shares	Price

$0.01 — $1.00	1,092,809	4.6	$0.08	1,092,809	$0.08
$1.01 — $5.00	5,338,225	7.9	4.41	2,833,225	4.33
$5.01 — $9.20	968,407	6.9	7.90	803,857	8.13

	7,399,441	7.3	4.23	4,729,891	3.99

      In certain instances, the Company has determined that the fair value of the underlying common stock on the date of grant was in excess of the exercise price of the options. As a result, the Company recorded deferred compensation on these stock options of approximately $33,000 and $18,000 for the years ended December 31, 2002 and 2003, respectively, as an increase in additional paid-in capital and is amortizing it as a charge to operations over the vesting periods of four years. The Company recognized stock compensation expense related to those stock options of $198,000 and $68,000 for the years ended December 31, 2002 and 2003, respectively. The Company recognized $125,000, $135,000 and $5,000 in stock compensation expense related to options issued to nonemployees for the years ended December 31, 2001, 2002 and 2003, respectively.

      During 2002 and 2003, the Company modified the stock option awards for certain individuals by modifying the terms of their agreements at the time they separated from the Company. The Company has remeasured these options and recognized compensation expense of $141,000 and $245,000 for these modifications in 2002 and 2003, respectively. There are no remaining unvested options as of December 31, 2003 related to these individuals.

      During February 2004, the Company granted 751,900 options to employees with an exercise price of $4.71. As a result of these stock options being granted with an exercise price less than the fair value of the underlying common stock as determined by the Company, the Company recorded deferred compensation of approximately $218,000 in 2004 and will amortize this amount into expense over the option vesting period of four years.

11.     Income Taxes

      The provision for income taxes for the years ended December 31 is comprised of the following:

	2001	2002	2003

	(in thousands)
Current expense	$—	$283	$614
Deferred expense (benefit)	—	—	—

Provision for income taxes	$—	$283	$614

BLACKBOARD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effect of temporary differences is as follows:

	December 31,

	2002	2003

	(in thousands)
Deferred tax assets (liabilities):
Net operating loss carryforwards	$15,820	$11,055
AMT and other tax credits	—	1,528
Depreciation	1,057	2,418
Amortization	117	2,077
Bad debts	634	397
Deferred rent	444	326
Inventory obsolescence reserve	59	45
Deferred revenue	13,337	16,418
Deferred costs	(1,205)	(1,301)
Other accruals	—	742
Valuation allowance	(30,263)	(33,705)

Net deferred tax assets (liabilities)	$—	$—

      Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance is required. Such factors include the lack of a significant history of profits, recent increases in expense levels to support the Company’s growth, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, the lack of carryback capacity to realize deferred tax assets and the uncertainty regarding market acceptance of new versions of the Company’s software.

      The Company had approximately $40,563,000 and $28,335,000 of federal net operating loss carryforwards as of December 31, 2002 and 2003, respectively. The use of the net operating loss carryforwards may be limited by certain ownership change limitations. The magnitude of any potential limitation has not yet been quantified. The net operating loss carryforwards will begin to expire in 2017.

      The provision for income taxes differs from the amount of taxes determined by applying the U.S. federal statutory rate to loss before provision for income taxes as a result of the following for the year ended December 31:

	2001	2002	2003

Federal tax at statutory rates	34.0%	34.0%	34.0%
State taxes, net of federal benefit	4.6	4.6	4.6
Change in valuation allowance	(38.6)	(31.7)	(390.9)
Permanent differences	—	(8.8)	276.6

Provision for income taxes	(0.0)%	(1.9)%	(75.7)%

12.     Commitments and Contingencies

      Total rent expense recorded for the years ended December 31, 2001, 2002 and 2003, was $2,480,000, $3,207,000 and $3,244,000, respectively. Total sublease income recorded for the years ended December 31, 2001, 2002 and 2003 was $405,000, $501,000 and $212,000, respectively.

BLACKBOARD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2003, minimum future rental payments under noncancelable operating leases and rental income from subleases are as follows:

		Sublease
	Operating	Income

	(in thousands)
2004	$3,000	$131
2005	3,000	135
2006	3,042	139
2007	2,132	131
2008	106	—

Total minimum lease payments	$11,280	$536

      The Company, from time to time, is subject to litigation relating to matters in the ordinary course of business. The Company believes that any ultimate liability resulting from these contingencies will not have a material adverse effect on the Company’s results of operations, financial position, or cash flows.

13. Employee Benefit Plans

      In 1999, the Company adopted a 401(k) plan covering all employees of the Company who have met certain eligibility requirements. Under the terms of the 401(k) plan, the employees may elect to make tax-deferred contributions to the 401(k) plan. In addition, the Company may match employee contributions, as determined by the Board of Directors and may make discretionary contributions to the 401(k) plan. No matching or discretionary contributions have been made to the 401(k) plan in 2001, 2002 or 2003.

14.	Quarterly Financial Information (Unaudited)

	Quarter ended

	March 31,	June 30,	September 30,	December 31,
	2002	2002	2002	2002

	(in thousands, except per share amounts)
Summary consolidated statement of operations:
Total revenues	$14,828	$16,601	$19,271	$19,246
Costs of revenues	6,427	6,815	6,641	7,385
Loss before cumulative effect of change in accounting principle	(6,321)	(4,585)	(1,793)	(2,320)
Net loss attributable to common stockholders	(35,338)	(6,992)	(4,235)	(4,785)
Net loss attributable to common stockholders per common share — basic and diluted	$(3.09)	$(0.60)	$(0.36)	$(0.41)

BLACKBOARD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Quarter ended

	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003

	(in thousands, except per share amounts)
Summary consolidated statement of operations:
Total revenues	$20,181	$22,744	$25,570	$23,983
Costs of revenues	6,525	7,282	8,714	7,186
Net loss attributable to common stockholders	(4,517)	(3,912)	(1,940)	(1,133)
Net loss attributable to common stockholders per common share — basic and diluted	$(0.39)	$(0.33)	$(0.17)	$(0.10)

Bringing Education Online

Representative Blackboard Clients

Apex Learning	The California State University	ETS Educational Testing Service	fairfax county public schools	The George Washington University
gvtc.org	Houghton Mifflin	LexisNexis	LSU	Pearson Education
University of Pittsburgh	Reed Elsevier	Smith College	SPL Spectrum Pacific Learning Company LLC	SURFdiensten
Sylvan Learning Systems, Inc	Temple University	Thomson Learning	Virginia Community College System	State University of West Georgia

Bb Blackboard

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

SEC registration fee	$9,503
NASD filing fee	8,000
NASDAQ National Market listing fee	5,000
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses (including legal fees)	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*

Total	*

*	To be filed by amendment

      The Registrant will bear all expenses shown above.

Item 14.	Indemnification of Directors and Officers.

      Article Seventh of the Registrant’s Fourth Amended and Restated Certificate of Incorporation, which will be filed upon the closing of this offering (the “Restated Certificate”) provides that, except to the extent prohibited by the Delaware General Corporation Law (the “DGCL”), the Registrant’s directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant, which is not eliminated by this provision of the Restated Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director’s duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

      Article Eighth of the Registrant’s Restated Certificate provides that the Registrant shall indemnify (a) each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant), by reason of the fact that such person is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the request of the Registrant, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on such person’s behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had not reasonable cause to believe his conduct was unlawful and (b) any Indemnitee who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the request of the Registrant, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses (including attorneys’ fees) which the court deems proper. Notwithstanding the foregoing, to the extent that an Indemnitee has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he will be indemnified by the Registrant against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses shall be advanced to an Indemnitee at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

      Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

      Article Eighth of the Registrant’s Restated Certificate further provides that the indemnification provided therein is not exclusive.

      The Registrant intends to purchase directors’ and officers’ liability insurance that would indemnify its directors and officers against damages arising out of certain kinds of claims that might be made against them based on their negligent acts or omissions while acting in their capacity as such.

      The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

      Several of our directors are indemnified against damages arising out of certain kinds of claims that might be made against them based on their negligent acts or omissions while acting in their capacity as such pursuant to directors’ and officers’ liability insurance policies paid for by their respective employers.

      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Restated Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.	Recent Sales of Unregistered Securities.

      Since March 8, 2001, the Registrant has issued the following securities that were not registered under the Securities Act as summarized below.

      In April 2001, the Registrant sold an aggregate of 9,468,309 shares of series E convertible preferred stock and warrants to purchase an additional 3,313,907 shares of series E convertible preferred stock at an exercise price of $0.01 per share, for aggregate cash consideration of $52,213,777, to a group of investors including Oak Hill Capital Partners, L.P., Microsoft Corporation, Merrill Lynch KECALP L.P. 1999, I&E Nevada Limited Partnership, Pearson Investment Holdings, Morgan Keegan Opportunity Fund, L.P. and Edelson IV, L.P. The securities described in this paragraph were issued to the investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering.

      In January 2002, the Registrant issued an aggregate of 1,086,956 shares of common stock to The George Washington University in partial consideration for the purchase of certain assets of The George Washington University’s Prometheus division. In connection with this purchase, the Registrant also agreed to issue additional common stock to The George Washington University upon the exercise of the warrants to purchase series E convertible preferred stock described above. Under that agreement, the registrant has issued 16,675 additional shares of common stock to The George Washington University. The securities described in this paragraph were issued in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering.

      Since March 8, 2001, the Registrant has issued to employees, officers, directors and consultants 189,089 shares of common stock upon the exercise of stock options at a weighted average exercise price of $1.72 per share. Since March 8, 2001, the Registrant has granted additional options to purchase 7,748,293 shares of common stock under the Registrant’s Amended and Restated Stock Incentive Plan. The issuance of stock options and the common stock issuable upon the exercise of stock options as described in this paragraph were issued pursuant to written compensatory plans or arrangements with the Registrant’s employees, officers, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

      No underwriters were involved in the foregoing sales of securities. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

      (a) Exhibits:

Exhibit
No.	Description

1.1*	Form of Underwriting Agreement
3.1*	Form of Fourth Restated Certificate of Incorporation of the Registrant, to be filed at the completion of this offering
3.2	Form of Amended and Restated By-Laws of the Registrant, to be effective upon the completion of this offering
4.1*	Specimen common stock certificate
4.2	See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation and By-Laws of the Registrant defining the rights of holders of common stock of the Registrant
5.1*	Opinion of Hale and Dorr LLP
10.1†	Amended and Restated Stock Incentive Plan, as amended
10.2	2004 Stock Incentive Plan
10.3†	Third Amended and Restated Registration Rights Agreement, dated as of April 6, 2001 among the Registrant and several of its stockholders
10.4	Employment Agreement between the Registrant and Matthew L. Pittinsky, dated November 9, 2001
10.5	Employment Agreement between the Registrant and Michael L. Chasen, dated November 9, 2001
10.6	Employment Agreement between the Registrant and Peter Q. Repetti, dated June 1, 2001
10.7	Employment Agreement between the Registrant and Andrew H. Rosen, dated September 15, 2003
10.8	Employment Agreement between the Registrant and Stephen A. Hoffman, dated May 6, 2001
10.9	Amended and Restated Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated as of November 30, 2001, as amended
10.10†	Office lease between the Registrant and 1899 L Street LLC, dated November 22, 1999, as amended
10.11	Form of Lock-up Agreement
21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
23.2*	Consent of Hale and Dorr LLP (included in Exhibit 5.1)
24.1†	Powers of Attorney
24.2	Power of Attorney for Frank R. Gatti

*	To be filed by amendment.

†	Previously filed.

      (b) Financial Statement Schedules:

      Schedule II - Valuation and Qualifying Accounts

      All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17.	Undertakings.

      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Restated Certificate of the registrant, the underwriting agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C., on this 7th day of April, 2004.

BLACKBOARD INC.

By:	/s/ MICHAEL L. CHASEN

Michael L. Chasen
Chief Executive Officer and President

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL L. CHASEN Michael L. Chasen	Chief Executive Officer and Director (Principal Executive Officer)	April 7, 2004

/s/ PETER Q. REPETTI Peter Q. Repetti	Chief Financial Officer (Principal Financial Officer)	April 7, 2004

/s/ MICHAEL J. BEACH Michael J. Beach	Vice President, Finance (Principal Accounting Officer)	April 7, 2004

/s/ MATTHEW L. PITTINSKY Matthew L. Pittinsky	Chairman of the Board of Directors	April 7, 2004

* Douglas A. Alexander	Director	April 7, 2004

* Frank R. Gatti	Director	April 7, 2004

* Robert E. Grady	Director	April 7, 2004

* Steven B. Gruber	Director	April 7, 2004

* Arthur E. Levine	Director	April 7, 2004

* E. Rogers Novak, Jr.	Director	April 7, 2004

* /s/ MICHAEL L. CHASEN Michael L. Chasen, Attorney-in-Fact

REPORT OF INDEPENDENT AUDITORS ON FINANCIAL SCHEDULE

Board of Directors

Blackboard Inc.

      We have audited the consolidated financial statements of Blackboard Inc. as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated February 10, 2004, except for the last paragraph of Note 10, as to which the date is February 18, 2004 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

      In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

McLean, VA

February 10, 2004

S-1

BLACKBOARD INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	As of December 31,

	2001	2002	2003

	(in thousands)
Allowance for Doubtful Accounts
Beginning Balance	$417	$687	$432
Additions	1,163	888	2,312
Reductions	(893)	(1,143)	(1,726)

Ending Balance	$687	$432	$1,018

Allowance for Obsolescence
Beginning Balance	$179	$278	$150
Additions	1,285	170	100
Reductions	(1,186)	(298)	(135)

Ending Balance	$278	$150	$115

Deferred Tax Asset Valuation
Beginning Balance	$17,477	$29,580	$30,263
Additions	12,103	683	3,442
Reductions	—	—	—

Ending Balance	$29,580	$30,263	$33,705

S-2

EXHIBIT INDEX

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Form of Fourth Restated Certificate of Incorporation of the Registrant, to be filed at the completion of this offering
3.2		Form of Amended and Restated By-Laws of the Registrant, to be effective upon the completion of this offering
4	.1*	Specimen common stock certificate
4.2		See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation and By-Laws of the Registrant defining the rights of holders of common stock of the Registrant
5	.1*	Opinion of Hale and Dorr LLP
10	.1†	Amended and Restated Stock Incentive Plan, as amended
10.2		2004 Stock Incentive Plan
10	.3†	Third Amended and Restated Registration Rights Agreement, dated as of April 6, 2001 among the Registrant and several of its stockholders
10.4		Employment Agreement between the Registrant and Matthew L. Pittinsky, dated November 9, 2001
10.5		Employment Agreement between the Registrant and Michael L. Chasen, dated November 9, 2001
10.6		Employment Agreement between the Registrant and Peter Q. Repetti, dated June 1, 2001
10.7		Employment Agreement between the Registrant and Andrew H. Rosen, dated September 15, 2003
10.8		Employment Agreement between the Registrant and Stephen A. Hoffman, dated May 6, 2001
10.9		Amended and Restated Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated as of November 30, 2001, as amended
10	.10†	Office lease between the Registrant and 1899 L Street LLC, dated November 22, 1999, as amended
10.11		Form of Lock-up Agreement
21.1		Subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of Hale and Dorr LLP (included in Exhibit 5.1)
24	.1†	Powers of Attorney
24.2		Power of Attorney for Frank R. Gatti

*	To be filed by amendment.

†	Previously filed.